As filed with the Securities and Exchange Commission on May 4, 2005

Registration No. 333-121531

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Watchdata Technologies Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No. 2 Wanhong West Street, Capital Airport Road

Chaoyang District, Beijing 100015, People’s Republic of China

(011) (86-10) 6472-2288

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Tel: (212) 894-8440

(Name, address and telephone number of agent for service)

Copies to:

Filip Moerman, Esq. David W. Hirsch, Esq. Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road, Central, Hong Kong	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 7th Floor 3 Garden Road, Central, Hong Kong

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)		Amount of registration fee
Ordinary shares, par value US$0.001 per share(3)	6,900,000	US$7.5	US$	51,750,000	US$6,090.98	(4)

(1)	Includes (i) 900,000 ordinary shares represented by 450,000 American Depositary Shares that may be purchased by the underwriters pursuant to an over-allotment option and (ii) ordinary shares represented by American Depositary Shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(3)	American Depositary Shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-123942). Each American Depositary Share represents two ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling shareholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 4, 2005 Watchdata Technologies Ltd.

3,000,000 American Depositary Shares representing 6,000,000 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Watchdata Technologies Ltd. We are offering 3,000,000 ADSs. Each ADS will represent the right to receive two ordinary shares, par value US$0.001 per share. The ADSs are evidenced by American Depositary Receipts, or ADRs. We anticipate that the initial public offering price will be between US$14.00 and US$15.00 per ADS. We have applied to list our ADSs on the Nasdaq National Market under the symbol “WDAT.”

Investing in our ADSs involves risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to Watchdata Technologies Ltd.	US$	US$

The selling shareholders identified in this prospectus have granted the underwriters the right to purchase up to 450,000 additional ADSs to cover over-allotments. We will not receive any of the proceeds from the sale of such additional ADSs by the selling shareholders.

Deutsche Bank Securities	Jefferies Broadview

The date of this prospectus is                     , 2005

WATCHDATA

For Security Reasons, Always *Watchdata*

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” beginning on page 11, and the financial statements and notes thereto, beginning on page F-1, before making an investment decision. For your convenience, this prospectus contains translations of certain amounts in RMB, the legal currency of China, into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for RMB in effect on December 31, 2004, which was RMB8.2765 to US$1.00. On May 2, 2005, the noon buying rate was RMB8.2765 to US$1.00. See “Exchange Rates.” Discrepancies in tables included in this prospectus between totals and sums of the amounts listed are due to rounding.

Summary of Our Company

Overview

We are one of the leading providers in China of operating system software with data security and encryption functions. Our software is embedded in decentralized or personal devices such as microprocessor cards, which we also refer to as smart cards in this prospectus, security tokens and other hardware devices. Currently, our software is most commonly deployed in microprocessor cards. Our software is designed to assist our customers with a broad range of security requirements, including verification of user identity, maintenance of data confidentiality, protection of data integrity, access control and the establishment of transaction records which cannot be repudiated. Our customers include operators of mobile telecommunications networks, public authorities, health care systems, utility companies, financial services and public transportation systems. We outsource smart card production processes that involve capital-intensive equipment, such as the mechanical assembly of cards, and specialize in the high value-added parts of the supply chain, such as the development of operating systems and personalization. We were ranked by the Smart Card Forum of China in its Market Study Report dated August 2004, or the Smart Card Forum Report, as the fifth largest vendor providing mobile telecommunications microprocessor cards in China in 2003. We also believe that we were among the top five vendors providing microprocessor cards to China’s government and enterprise sector in 2003.

Our business was established in 1994. In 1996, we developed China’s first proprietary card operating system, TimeCOS. Since then, we have played a key role in the introduction of microprocessor card technology to the Chinese market, and our sales of microprocessor cards and related products and services have grown rapidly and steadily. We shipped approximately 51 million microprocessor cards in 2004, more than eight times the approximately 6 million units shipped in 2002. During the same period, our revenue rose by 512.4% from approximately RMB80.0 million in 2002 to RMB489.9 million (US$59.2 million) in 2004.

Industry

Individuals, corporations and governments increasingly rely upon electronic and wireless networks to communicate, access information and conduct transactions. Due to the lack of physical signposts that have traditionally created trust in face-to-face interactions, solutions for security and authentication become critical in electronic and wireless network environments. As the volume of transactions taking place in such network environments grows rapidly, the risks of fraud and the challenges of maintaining the confidentiality and integrity of data, communications and transactions have increased correspondingly. The demand for data security solutions is particularly substantial and urgent in China, as China currently lacks a widely accepted trust infrastructure to prevent online fraud and to achieve network security.

Data security consists of authentication, access control, confidentiality, data integrity and non-repudiation. Authentication, in particular, is a critical element of access control, confidentiality, data integrity and non-repudiation. In order to provide access to a network or to sensitive information, the network must be able to identify the user accurately. Microprocessor cards provide an effective platform upon which a trust infrastructure can be established to perform authentication and other data security functions.

Our Solution

We believe that microprocessor cards and other security hardware devices that are embedded with our proprietary operating systems deliver the following key benefits to our customers:

•	highly customized solutions;

•	strong security features;

•	attractive price and performance solution enhanced by an outsourcing business model;

•	products based on widely adopted standards; and

•	superior product delivery.

We source all of our microprocessor chips from, and outsource card manufacturing and assembly to, third-party vendors. This allows us to focus our capital and human resources on developing software technology and maintaining a closer relationship with our customers through strong sales and marketing efforts. We have great flexibility in choosing vendors who offer the best combination of products and commercial and delivery terms whenever possible. Moreover, compared to our competitors who manufacture modules, units consisting of a chip and a printed circuit board that are embedded in a cavity in the card body, and cards internally, we are better positioned to respond to a shift in the prevalent data security platforms because we would only need to adapt our software to the new platforms and would not need to replace production equipment and facilities. Finally, by avoiding the capital-intensive parts of the production chain, we can increase returns on our business.

Risks and Challenges

We face challenges and risks that are important to our business, including the following:

•	We derive a substantial portion of our revenue from two Chinese mobile telecommunications customers: China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom. In 2003 and 2004, our revenue generated from these two customers comprised 75.6% (China Mobile: 38.8% and China Unicom: 36.8%) and 63.1% (China Mobile: 51.1% and China Unicom: 12.0%), respectively, of our revenue. If either of them significantly reduces its purchases of our products or terminates its relationship with us, our earnings for the relevant period would decline significantly and our financial condition would deteriorate.

•	We have limited negotiating leverage with our two mobile telecommunications customers, as they together constitute substantially all of the mobile telecommunications market in China. As a result, our contracts with them often contain terms that are unfavorable to us. In addition, both customers award contracts and purchase orders through competitive bidding conducted three or four times a year. If we lose a bid, our earnings for the relevant period could decline significantly.

•	We may face shortages in the supply of semiconductor chips, and we rely on a limited number of chip suppliers. In times of chip shortage, or if one or more of the limited number of chip suppliers who provide us with chips are not able to fulfill our orders or terminate their relationship with us, we may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all. As a result, we might not be able to fulfill our customers’ orders. Any failure to fulfill our customers’ orders could cause us to record lower sales and lose customers.

•	Preferential tax treatments currently available to us in China may be discontinued. These preferential tax treatments include a substantial reduction in the rate of enterprise income tax and a partial rebate of our value-added taxes. The discontinuation of any such preferential tax treatment could materially and adversely affect our results of operations.

Our Strategy

We aim to continuously expand our market opportunities, drive growth and development in our industry and maintain and strengthen our position as a leading supplier in China of embedded or decentralized data security solutions, including microprocessor card operating systems. In order to accomplish this objective, we plan to implement the following strategies:

•	offer new customized solutions and further increase our market share in the mobile telecommunications sector in China;

•	drive the use of embedded data security and smart card technology in government and enterprise sectors;

•	secure additional sourcing capability;

•	expand our research and development activity;

•	strengthen our marketing and sales efforts, particularly in international markets; and

•	pursue selective strategic acquisitions or partnerships.

Our Principal Executive Offices and Other Corporate Information

We are a Cayman Islands exempted company with limited liability. Our principal executive offices are located at No. 2 Wanhong West Street, Capital Airport Road, Chaoyang District, Beijing 100015, People’s Republic of China, and our telephone number is (86-10) 6472-2288. Our Internet addresses are www.watchdata.com, www.watchdata.com.cn and www.watchdata.net. Information contained on our websites is not a part of this prospectus.

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands. Substantially all of our operations are conducted through our indirectly wholly-owned operating subsidiary in China,

Beijing Watch Data System Co., Ltd., or Beijing Watchdata. We also have an indirectly wholly-owned operating subsidiary incorporated in Singapore, Watchdata Technologies Pte. Ltd., or Singapore Watchdata.

We began our business in November 1994 when Beijing Watchdata was established. Prior to the corporate reorganization discussed below, Beijing Watchdata was a joint venture majority owned by Chinese entities and conducted business in the Chinese mobile telecommunications market and the government and enterprise market. In June 2000, the then shareholders of Beijing Watchdata established Singapore Watchdata to conduct international sales of Beijing Watchdata’s products outside of China. For purposes of facilitating this offering, we conducted a series of steps to effect a corporate reorganization in June, July and August of 2004 to create a Cayman Islands holding company structure. The corporate reorganization did not result in any business activities being added to or transferred away from, or otherwise result in any material change of, our company’s business. See “Our Corporate Structure” for a detailed description of the corporate reorganization and certain aspects of the business operations of our company and affiliates prior to such corporate reorganization.

As part of the corporate reorganization, Beijing Watchdata became a wholly foreign-owned enterprise, or WFOE, which is an enterprise incorporated in China and wholly owned by foreign investors. A small portion of Beijing Watchdata’s government and enterprise business (but none of its mobile telecommunications business) involves the handling of encryption algorithms owned, licensed or controlled by the Chinese government, or the restricted business. In order to comply with Chinese government policies which prohibit foreign-owned companies from owning 50% or more of the equity of a company that conducts the restricted business, Beijing Watchdata transferred the restricted business to Beijing Watch Smart Technologies Ltd., or Watch Smart, immediately after Beijing Watchdata officially became a WFOE. In addition, Beijing Watchdata had, prior to its transformation into a WFOE, reduced its 50% equity interest in Watch Smart to 49%. The remaining 51% of Watch Smart’s equity interest is owned by Tianjin Tongren (TEDA) Software Technology Co., Ltd., or Tianjin Tongren, a company owned by members of our senior management who are Chinese citizens. As a result, Watch Smart currently conducts the restricted business previously conducted by Beijing Watchdata and holds the requisite business license.

Beijing Watchdata has entered into a series of contractual arrangements with Watch Smart, including:

•	Product Supply Contract. Under this agreement, Watch Smart agrees to purchase products exclusively from Beijing Watchdata at a price equal to 180% of Beijing Watchdata’s cost, resulting in an effective gross margin of 44% to Beijing Watchdata. Watch Smart acknowledges that Beijing Watchdata may arrange for hardware manufacture through subcontractors.

•

Management and Marketing Consultancy and Technical Assistance Services Agreement. Under this agreement, Beijing Watchdata agrees to render management, marketing and technical assistance services to Watch Smart on demand. Watch Smart agrees to use Beijing Watchdata as its exclusive service provider and to give Beijing Watchdata the right to nominate the general manager of Watch Smart. Compensation for Beijing Watchdata’s services is comprised of service fees calculated in accordance with the hourly rates and the actual time spent by Beijing Watchdata’s staff in rendering the services. Beijing Watchdata will from time to time notify Watch Smart of the applicable hourly rates and provide reasonable justifications for such rates based on complexity of the services provided, scarcity of resources and a number of other objective factors.

•	Intellectual Property Rights License Agreements. Beijing Watchdata and Watch Smart have entered into three intellectual property license agreements: a Technology License Agreement, a Trademark License Agreement and a Copyright License Agreement. Pursuant to these license agreements, Beijing Watchdata grants Watch Smart a non-exclusive license to use certain intellectual property rights owned by Beijing Watchdata. The royalties payable to Beijing Watchdata under each agreement equal 0.5% of Watch Smart’s revenue generated from sales of products using the relevant licensed intellectual property rights.

The term of each of the agreements described above is ten years, subject to automatic renewal unless otherwise agreed by the parties. Each agreement gives Beijing Watchdata a right to terminate the relevant agreement at any time, subject to six months’ notice, or in the event of a breach by Watch Smart of any of the agreements. In addition, Beijing Watchdata and Tianjin Tongren have entered into a shareholders’ agreement, which contains an undertaking from Tianjin Tongren not to transfer its equity interest in Watch Smart without the prior written consent of Beijing Watchdata and not to develop any encryption or data security business outside of Watch Smart. Tianjin Tongren grants Beijing Watchdata or its designee an exclusive call option to purchase all of Tianjin Tongren’s equity interest in Watch Smart in the event of a change of control in Tianjin Tongren or if Wang Youjun ceases to be the Chief Executive Officer of Beijing Watchdata or as and when such purchase is permitted under applicable Chinese law. Beijing Watchdata grants Tianjin Tongren a put option to sell all of Tianjin Tongren’s equity interest in Watch Smart to Beijing Watchdata or its designee, in compliance with all applicable laws. Upon execution and effectiveness of the agreements described above on September 6, 2004, we became the primary beneficiary of the business of Watch Smart and began consolidating its financial results in our financial statements.

The following diagram illustrates the organizational structure of our company and our subsidiaries and affiliated entity.

The Offering

The following assumes that the underwriters do not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by Watchdata Technologies Ltd.	3,000,000 ADSs

ADSs outstanding after the offering	3,000,000 ADSs

Ordinary shares outstanding after the offering	40,000,000 shares

The ADSs	Each ADS represents two ordinary shares, par value US$0.001 per share. The ADSs will be evidenced by ADRs. See “Description of American Depositary Shares.”

•	The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement and the ADRs.

•	Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees.

•	You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

•	We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement that includes this prospectus.

Depositary	Deutsche Bank Trust Company Americas.

Offering price	We currently estimate that the initial public offering price per ADS will be between US$14.00 and US$15.00.

Use of proceeds

We intend to use the net proceeds of this offering for research and development of new technologies and upgrading of our existing technologies and infrastructure, for sales and marketing activities and for general corporate purposes, pay-down of short-term debt and capital expenditures. We may use a portion of the proceeds to fund strategic acquisitions or investments. See “Use of Proceeds.”

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 450,000 ADSs.

Payment and settlement

The ADSs are expected to be delivered against payment on             , 2005. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Listing	We have applied for quotation of the ADSs on the Nasdaq National Market under the symbol WDAT.

Dividend policy

While we currently do not intend to pay dividends following this offering, we may declare dividends in the future upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. See “Dividend Policy.”

Lock-up

We and our directors, officers and shareholders have agreed with the underwriters that, without the prior consent of Deutsche Bank Securities Inc., subject to certain exceptions, neither we nor any of our directors or officers or shareholders will, for a period of 180 days following the date of this prospectus, offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of any of our ordinary shares or ADSs or any economic interests therein. See “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Summary Consolidated Financial and Operating Data

You should read the following summary consolidated financial and operating data together with our consolidated financial statements and the related notes, “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated statements of operations and statements of cash flows included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated balance sheets included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002 are derived from our audited consolidated financial statements not included in this prospectus. These consolidated financial statements have been audited by Ernst & Young, an independent registered public accounting firm, and were prepared in accordance with U.S. generally accepted accounting principles, commonly referred to as U.S. GAAP.

The table below also sets forth the number of units of microprocessor cards and security tokens sold during each of the periods indicated. This information is not audited.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	As of or for the years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$ (1)
	(in thousands, except share, per share, per ADS and operating data)
Income statement data
Revenue	80,007	321,400	489,929	59,195
Cost of revenue (i)	(58,384)	(227,810)	(334,201)	(40,380)
Operating expenses
Research and development	(5,457)	(9,165)	(13,341)	(1,612)
Sales and marketing	(19,976)	(36,975)	(45,309)	(5,474)
General and administrative	(6,425)	(11,321)	(14,053)	(1,698)
Stock-based compensation cost (ii)	(4,801)	—	—	—

Operating (loss) income	(15,036)	36,129	83,025	10,031
Other income (expenses)

Total other income (expenses)	(2,100)	(2,551)	(5,213)	(630)

(Loss) Income before taxes	(17,136)	33,578	77,812	9,402
Tax benefits (expenses)	2,894	(5,207)	(8,796)	(1,063)
Minority interest in losses of consolidated subsidiary	—	—	791	96

Net (loss) income	(14,242)	28,371	69,807	8,434

Net (loss) income per share, basic and diluted	(0.46)	0.83	2.05	0.25
Net (loss) income per ADS equivalent, basic and diluted	(0.91)	1.67	4.11	0.50
Weighted average number of ordinary shares outstanding, basic and diluted	31,166,667	34,000,000	34,000,000	34,000,000
Cash dividends per share (2)	—	—	0.59	0.07

(i) Includes stock-based compensation cost	200	—	—	—
(ii) Stock-based compensation cost related to
Research and development	1,084	—	—	—
Sales and marketing	1,302	—	—	—
General and administrative	2,415	—	—	—

	4,801	—	—	—

Total stock-based compensation cost	5,001	—	—	—

Balance sheet data
Cash and cash equivalents	3,842	47,385	46,559	5,625
Accounts receivable, net of allowance for doubtful accounts	43,420	68,616	190,085	22,967
Total assets	123,103	230,633	490,930	59,316
Short-term loans	33,916	59,660	83,695	10,112
Accounts payable	35,768	68,998	137,244	16,582
Total liabilities	122,595	201,330	372,895	45,055
Total shareholders’ equity	508	29,303	99,746	12,052

Cash flow data
Net (loss) income	(14,242)	28,371	69,807	8,434
Net cash (used in) generated from operating activities	(17,165)	24,991	332	40
Net cash (used in) investing activities	(3,238)	(5,934)	(36,688)	(4,433)
Net cash (used in) generated from financing activities	3,804	24,062	35,633	4,305
Net (decrease) increase in cash and cash equivalents	(16,599)	43,119	(723)	(87)

Operating data
Units sold (in millions)	6	31	51	51

(1)	Dollar amounts have been translated for convenience at the noon buying rate on December 31, 2004, of US$1.00 = RMB8.2765.
(2)	The dividends recognized represent the cash dividend of RMB20.0 million declared on February 1, 2004. Out of this RMB20.0 million dividend declared on February 1, 2004, RMB12.8 million, RMB839,000 and RMB6.4 million were paid on June 8, 2004, January 4, 2005 and April 18, 2005, respectively. See “Dividend Policy.”

RISK FACTORS

An investment in our ADSs involves a number of risks. You should carefully consider the risks discussed below, together with all other information in the prospectus, before deciding to purchase our ADSs. You should in particular consider the fact that our operating subsidiary in China is governed by a legal and regulatory environment that in many respects differs from that which prevails in other countries, including the United States. Additional risks that are not presently known to us or that we currently deem immaterial may also exist. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Business

We derive a substantial portion of our revenue from two mobile telecommunications customers, and our revenue could decline significantly if either of them significantly reduces its purchases of our products or services or terminates its relationship with us.

We derive a substantial portion of our revenue from providing microprocessor card products and services to mobile telecommunications operators in China. In 2003 and 2004, our revenue generated from the Chinese mobile telecommunications sector comprised 75.6% and 63.1%, respectively, of our revenue. We generate our entire Chinese mobile telecommunications business from two mobile network operators who together dominate China’s mobile telecommunications market, China Mobile and China Unicom. Sales of our products and services to each operator comprise a significant portion of our revenue. In 2003 and 2004, 38.8% and 51.1% of our revenue, respectively, was derived from China Mobile’s provincial affiliates, and 36.8% and 12.0%, respectively, was derived from China Unicom. In addition, in 2003 and 2004, 44.3% and 46.5% of our accounts receivable, respectively, was derived from China Mobile’s provincial affiliates, and 19.0% and 16.3%, respectively, was derived from China Unicom. If any of these customers significantly reduces its purchases of our products or services, does not pay for its purchases of our products or services, defers or cancels orders, terminates its relationship with us, reorganizes in a way which affects its sourcing of microprocessor cards, or suffers financial difficulties, our earnings for the relevant period would decline and our financial condition would deteriorate. If one or more of China’s main telecommunications operators (including our two principal customers) reorganize, by means of corporate split or merger or otherwise, such restructuring could affect our revenues or earnings. In particular, the competitive situation in the mobile telecommunications market may be altered, or the resulting entities may change suppliers or sourcing policies.

We engage in a competitive bidding process to obtain contracts from China Mobile’s provincial affiliates and China Unicom, and because of their market dominance even if our bids are accepted by these mobile telecommunications operators, our negotiating leverage is limited.

Revenue from our Chinese mobile telecommunications business is entirely generated from China Mobile’s provincial affiliates and China Unicom, all of which award contracts and purchase orders through competitive bidding. Whether or not our bids are accepted depends upon the product type, quantity and commercial terms that we offer in our bid packages and the quality of our previous products and services. Therefore, there is no assurance that our bids will be accepted. If we lose a bid, our earnings for the relevant period could decline significantly. China Mobile’s provincial affiliates conduct biddings every three months, and China Unicom conducts biddings every three to four months. If our bid is accepted by any of China Mobile’s provincial affiliates or by China Unicom, we typically enter into a short-term contract with each such party. We expect to participate in successive bidding processes and enter into new contracts to provide products upon acceptance of our bids for future periods. The short-term nature of our contracts with China Mobile’s provincial affiliates and China Unicom makes our future earnings highly unpredictable and volatile.

As China Mobile and China Unicom together constitute substantially all of the mobile telecommunications market in China, our negotiating leverage with them is limited even if our bids are accepted. Our contracts with them often contain terms that are unfavorable to us. For example, our arrangement with China Unicom provides that, in the event that we deliver products containing any of the specified defects, we are required to replace or repair the products containing such defects and, in addition, supply additional products at certain volumes up to 150% of the units of the defective products. We are also required to pay penalties for any delay in the delivery schedule caused by the additional time used to replace or repair the defective product. Furthermore, China Unicom has the right to unilaterally terminate or suspend the contract if certain defects are found or the volume of defective products reaches a certain level.

Shortages in the supply of semiconductor chips could restrict our ability to fulfill customer orders and cause us to record lower sales and lose customers.

In addition to supplying semiconductor chips, or chips, for microprocessor cards, our chip suppliers also supply chips for a large number of other applications, such as personal computers and electronics used in automobiles. Fluctuations in the demand for chips in our industry and in others have led in the past to periodic shortages in chip supply, which in turn have led to increases in the prices of chips and have caused chip producers to allocate available chips more selectively among their customers across these industries. In 2004, the chip industry experienced such a cyclical shortage in chip supply. In times of chip shortage we may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all, and as a result we may fail to fulfill our customers’ orders. We may also need to increase the bid price for our cards in bidding for mobile telecommunications contracts, thereby potentially affecting our competitiveness if other suppliers do not increase their bidding prices as much as we do. Any failure to fulfill our customers’ orders could cause us to record lower sales and lose customers. Moreover, our contracts with our customers often contain penalties for non-delivery or failure to meet delivery schedules. If these clauses are invoked against us, we would need to defend against claims, which could be time consuming and expensive. We might be found liable under these clauses and be required to pay penalties. In addition, a shortage of or a price increase in any high-end microprocessor chips that we use to produce higher-value products would prevent us from increasing our production of such higher-value products and therefore would adversely affect our profitability.

We depend on a limited number of chip suppliers to supply substantially all of our microprocessor chips, which makes us vulnerable if we lose access to them or if they cannot provide enough chips to meet our demand.

We depend on a limited number of chip suppliers to supply substantially all of our chips. One supplier, Infineon Technologies AG, or Infineon Technologies, has historically supplied a large portion of our chips. Infineon Technologies accounted for approximately 86.3% of our total chip supply in 2003 and approximately 44.8% in 2004. We have entered into a non-exclusive long-term supply agreement with Infineon Technologies, which sets forth basic terms under which Infineon Technologies expects to supply microprocessor chips to us. The term of the agreement is indefinite, but subject to termination by either party at the end of each calendar year upon six months’ prior written notice. Pursuant to this supply agreement, we and Infineon Technologies expect to enter into a volume purchase agreement shortly before the beginning of each year to define the product types, unit prices and quantities that Infineon Technologies expects to supply us for that year. Neither the supply agreement nor any volume purchase agreement imposes any restriction on Infineon Technologies’ ability to seek other buyers for its chips or to sell its chips to other buyers. In 2004, our second largest supplier, Emosyn, which was not a supplier of our company in 2003, supplied 25.1% of our chips. We purchase chips from Emosyn as needed, typically on a quarterly basis, by means of purchase orders. We have entered into a non-exclusive supply agreement with Emosyn, which sets forth basic terms under which Emosyn may supply chips to us. We are not obligated under this agreement to purchase a certain volume of chips at a certain price from Emosyn until we issue a purchase order which contains the purchase volume and price. We cannot assure you that Infineon Technologies and our other chip suppliers will continue to allocate an adequate volume of chips to us or supply us at all in the future. If our suppliers are not able to fulfill our orders or our relationship with one or more of our key suppliers, in particular, Infineon Technologies, is terminated for any reason, we may not be able to secure alternative supplies of microprocessor chips on a timely basis or on commercial terms acceptable to us or at all. As a result, we might not be able to fulfill our customers’ orders and might record lower sales, lose customers or pay penalties resulting from breach of contract.

We outsource microprocessor card production to third-party subcontractors, which makes us vulnerable to the loss or failure of their services.

We outsource the production of microprocessor cards, including module and card assembly, to a limited number of third-party subcontractors qualified by us. A reduction or interruption in the services provided by these subcontractors and the failure to secure acceptable replacements would result in our failure to fulfill our customers’ orders in a timely manner, which could cause us to lose customers or incur penalties. Moreover, while we outsource card production to third-party manufacturers, we are still responsible for ensuring that the final products meet the requirements and delivery schedules of our customers. The products we receive from our subcontractors may contain defects or damages, whether introduced during the manufacturing process or caused during transportation. There could also be delays in the transportation of goods from one subcontractor to another or from the subcontractors to us. If these circumstances arise, we may experience a loss of revenue due to adverse customer reactions, negative publicity or claims for damages.

Our growth and profitability in our government and enterprise business may be limited due to unique characteristics of this business, despite the significant investments we have made in developing this business.

We conduct a growing part of our business in government and enterprise sectors, such as identification and financial services. Our business in government and enterprise sectors is mostly project based, which tends to make our earnings in these sectors uneven and causes them to fluctuate significantly from one quarter to the next. These markets are still in the early stages of development, and a number of factors make our growth and profitability in these markets uncertain, including:

•	Lack of nationally accepted standards and technology. There are no nationally recognized industry standards or specifications in China that recommend or require the use of microprocessor card technology, and a number of competing technologies for a wide range of applications exist in these markets. The decision with regard to whether to choose microprocessor card technology or a different technology is often driven by government policy. Therefore, there is significant uncertainty as to whether our microprocessor card technology will be adopted and deployed in these markets.

•	Commitment of time and resources to educating our customers. For many public projects that involve the deployment of microprocessor card-based systems, we may be required to commit significant time and resources to educating our customers during the initial stages of the projects without receiving revenue until future periods.

•	Slow migration to microprocessor card-based systems in the financial services market. In the financial services market, China’s migration to microprocessor card-based systems might be slow and costly due to the need to replace existing terminals with devices capable of reading microprocessor cards and to implement the related network infrastructure.

•	Dependence on the quality of our project partners’ products as well as their delivery schedules for successful completion of the project. We often work alongside partners, including system integrators, equipment vendors and certification authorities, to complete our projects in the government and enterprise sectors. We do not control the time and resources that our project partners devote to each project. Each project partner delivers a product that is needed for the completion of the project. Therefore, the success of the project depends on the ability of all participants in the project to deliver products that meet the requirements and quality standards of our customer and also to deliver their products in a timely fashion according to the delivery schedule.

As a result of the above factors and other factors, many of which are beyond our control, our business in government and enterprise markets may not grow as quickly or as profitably as we expect and our products and services may not achieve market acceptance in these sectors. We have made significant investments in developing our business in the government and enterprise markets but there is no assurance that our investment in our products and services for these sectors will be commensurate with the demand for them. Accordingly, we may not be able to realize the return on our investments that we originally anticipated, and the failure to recover our investments or to realize sufficient return on our investments may materially and adversely affect our results of operations.

The microprocessor card market is highly fragmented and intensely competitive, and severe competition could reduce our margins and market share.

The market for microprocessor card products and services is rapidly changing, highly fragmented and intensely competitive. We expect competition to increase as existing markets mature and new markets are created as the industry expands. Recently, intense competition among suppliers has led to increased pricing pressures on our products and services in the mobile telecommunications sector. We may not be able to compete successfully against our current or future competitors.

Our current principal competitors include microprocessor card product and service providers such as Axalto, Eastcom Peace, Gemplus, Datang Microelectronics, Giesecke & Devrient and Oberthur Card Systems in China’s mobile telecommunications market, and Axalto, Giesecke & Devrient, Tian Yu and Hua Hong in China’s government and enterprise markets. As the market for microprocessor card products and services in the mobile telecommunications, financial services and Internet security industries grows, and as these markets converge, we may experience competition from companies that are currently our suppliers, customers and strategic partners, including:

•	chip manufacturers such as Infineon Technologies, Philips Semiconductors, STMicroelectronics, Atmel, Samsung and Sony, which include some of our current chip suppliers;

•	operating systems developers, such as Microsoft, Sun Microsystems Inc., or Sun Microsystems, and Fujitsu;

•	electronic security product and service providers, such as Entrust, RSA Security and Verisign;

•	wireless device manufacturers such as Nokia, Ericsson and Motorola;

•	systems integrators such as IBM and EDS; and

•	wireless infrastructure software providers, such as Amdocs, SmarTrust and Aether Systems.

Many of our existing and potential competitors have more research and development resources and technical staff, larger production capacities, larger customer and supplier bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers, suppliers and subcontractors. Increased competition may result in reduced margins, loss of sales or decreased market shares. For example, competition among global and regional microprocessor card manufacturers for large initial card orders during China’s migration to microprocessor card-based systems in the financial services market may cause serious downward pricing pressure. These competitive pressures and circumstances could harm our business, operating results and financial condition.

We place orders with our suppliers and subcontractors prior to receiving orders for our products; if we fail to accurately forecast demand for our products, we may not be able to fulfill customer orders in a timely manner or may experience excess inventories.

We typically place orders with our chip suppliers and third-party subcontractors prior to receiving orders for our products. As a result, we must accurately anticipate demand for our products and effectively allocate production capacity in order to meet delivery requirements and maximize our operating margins. If our forecast falls short of the volume of products actually demanded by our customers, we may fail to fulfill our customers’ orders in a timely fashion. Conversely, if our forecast exceeds the actual demand, we might be left with excess inventories of chips, modules or cards that we may not be able to use at all or may be forced to use to produce products that could have been produced with less costly chips, modules or cards. Moreover, if we are required to keep an inventory of chips, modules or cards for an extended period of time, we would face the risk of a significant decline in their value or even product obsolescence. Therefore, any failure to accurately forecast demand and to allocate our outsourced and internal production capacity accordingly may adversely affect our revenue and profitability.

An uneven spread of our revenue over time and customer concentration may cause our quarterly operating results to fluctuate significantly, which could adversely affect the price of our ADSs.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Factors that may cause such fluctuations include:

•	the size, timing and shipment of individual orders;

•	customer order deferrals in anticipation of new products;

•	timing of product delivery from our card production subcontractors;

•	fluctuations in the prices and availability of microprocessor chips;

•	the initial sales cycle of our products and services, which may be lengthy and subject to delays;

•	the mix of products and services that we are able to provide, including in particular whether we are able to increase our higher-margin products and services as a percentage of our sales; and

•	the timing of our qualification for value-added tax, or VAT, rebates in China.

Due to these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. If our results of operations in any quarter are below the expectations of public market analysts and investors, the trading price of our ADSs could decline.

New developments in methods of breaching security may render our encryption technology inadequate or ineffective, which could cause a decline in the market acceptance of, or demand for, our products.

Our products use cryptographic technology to provide security in electronic transactions and exchanges of confidential information. The security afforded by this technology depends on the integrity of the key system and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems, including the successful decoding of cryptographic messages or the misappropriation of keys, could result in a decline in the security of our technology and affect the market’s acceptance of or demand for our products. This would have an adverse affect on our business.

We may be held liable if we are unable to adequately protect the confidential information provided to us by our customers.

We receive and store confidential information from our customers, including information relating to our customers’ clients. Such confidential information is used to personalize our products in accordance with our customers’ specifications. In the financial services market, for example, we receive confidential information relating to the card user, including bank account numbers and credit or debit parameters, and generate the personal identification numbers, or PINs, that activate and allow use of the financial card. We cannot assure you that we will be able to prevent every attempt, internal or external, to breach our security systems or to misappropriate or fraudulently use confidential data. If this occurs, we may be subject to claims against us for failure to adequately protect our customers’ confidential information. Our defense against such claims could be time consuming and expensive, and if we lose, we could be liable for damages caused to our customers by the security breach. Moreover, certain countries, such as the Member States of the European Union, have adopted strict regulations regarding the collection and transmission of personal data. We may have to expend considerable financial and other resources in enhancing the security of our systems and ensuring compliance with applicable data protection regulations. A breach of our security systems could also materially and adversely affect our reputation, which might cause us to lose customers and record lower revenues and profits.

The initial sales cycle for our products and services is often long and may be subject to delays, which could increase the variability of our results of operations.

The period of time between our first contact with a potential customer and our sale of the first batch of products to such customer is referred to as the initial sales cycle. The initial sales cycle of our products and services is often long and subject to delays, largely due to the following factors, some of which are beyond our control:

•	the expenditure of significant time and resources to educate prospective customers on the benefits of and the need for our products and services;

•	the expenditure of significant time and costs to re-engineer a customer’s existing system or work process or to deploy a new system or work process to ensure compatibility with our products;

•	the lengthy qualification processes required by various industry bodies or governmental authorities for eligibility to supply products and services to members of such bodies or customers whose business is regulated by such authorities; and

•	the customers’ internal budgeting processes and procedures for the approval of large purchases, which are particularly lengthy in the public sector.

The initial sales cycle of our products and services ranges from a few months to a few years. A lengthy initial sales cycle may have a negative impact on the timing of our receipt of revenues, which may cause our quarterly operating results to fall below investor expectations. It could also result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations.

Our industry is marked by rapid changes in technology, mediums, standards and customer preferences; if we do not keep up with such changes, our products and technologies may become obsolete.

The market for our products and services is marked by rapid changes to data security technology and mediums, frequent new product introductions, evolving industry standards and changes in customer preferences. We must commit significant financial, managerial and human resources to research and development and must introduce new products and improve our existing products on a timely basis to remain competitive. For example, the expected rollout around the world of third generation, or 3G, networks, which use wideband digital radio technology and provide better quality voice and multimedia services than their predecessors, requires us to develop a new line of Universal Subscriber Identity Module, or USIM, cards with enhanced memory capacity and processing power for a broad range of sophisticated and emerging applications. Another example is the increasing use, especially in the public sector, of biometric technology, which uses a person’s biological or physiological characteristics to identify or verify the identity of such person. This has recently prompted us to devote substantial resources to the research and development of security systems using biometrics. If we fail to invest sufficiently or effectively in the research and development of the right technologies or products or otherwise fall behind our competitors, our products and services may not remain at the forefront of the latest technological developments in our industry and may become obsolete. As a result, we may not be able to maintain or expand our customer base, and our business may suffer.

Alternatives to microprocessor cards and other embedded or decentralized data security solutions may become the standard or preferred technologies, which would cause our company to lose sales and growth opportunities.

We spend considerable time and resources promoting the use of microprocessor cards and other embedded or decentralized data security solutions in all of our markets, including through the development of new applications and by actively participating in the creation of industry-wide standards and specifications that include embedded data security technology. However, there are a number of alternatives to embedded or decentralized data security technology, including wireless devices or software-based solutions. These alternative technologies might become the standard or preferred technologies. If this occurs, embedded data security producers like us would suffer loss of sales and growth opportunities, and may need to invest significant resources to identify and develop new markets for their products and services.

If our products or production facilities, either internal or outsourced, fail to satisfy the standards and criteria demanded by our customers, we may not be eligible to supply products or services to those customers.

Many of our customers have their own sets of standards and criteria relating to microprocessor card products or production facilities, including standards and criteria issued by relevant industry bodies or governmental authorities. We must satisfy these standards and criteria in order to be eligible to supply products and services to those customers. See “Business—Certifications, Qualifications and Standards.” We must devote significant resources in order to obtain and maintain qualifications for these standards and criteria, which vary among different customers, industry bodies and governmental authorities, and may change from time to time. If we or our suppliers or subcontractors are unable to continue to meet these standards and criteria, including through participation in the relevant standard-setting committees, we may become ineligible to provide products and services that have in the past constituted an important part of our revenues and profitability.

We may lose our competitive advantage and our operations may suffer if we are unable to protect our intellectual property rights.

Our success depends, to a significant degree, upon our proprietary technology and other intellectual property rights and our ability to protect and preserve the proprietary aspects of our products and other intellectual property. China has historically offered less protection and may continue to offer less protection for intellectual property rights than, for example, the United States. To date, we have relied primarily on a combination of copyright, patent, trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other contractual restrictions on copying, reverse engineering and distribution, to protect our intellectual property. There is no assurance that these measures will be sufficient to protect our intellectual property rights. In particular, as of December 31, 2004, we had filed 13 patent applications with the Patent Office of the State Intellectual Property Office of China. As of the date of this prospectus, 11 of these applications are pending approval. We may not be able to obtain all of the patents that we applied for, and even if we succeed in obtaining a patent, it may not cover the scope originally sought or offer meaningful protection. Prior to the Patent Office’s approval of our patent application with respect to a particular technology or process, we may consider such technology or process as know-how of our company. If a third party uses any such know-how without our permission, we can only protect our rights in such know-how under commercial secret or unfair competition laws, which generally afford less legal protection than patent law. Furthermore, if any third party successfully obtains a patent with respect to a technology or process that is similar to ours prior to the time we obtain a patent for such technology or process, we will not be able to use our own technology or process without infringing the patent right of such third party and will be forced to obtain a license from such third party. Moreover, the geographic scope of our intellectual property rights is limited. For example, we have not sought patent protection for our inventions outside of China. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us in these markets.

We may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot assure you that our products do not and will not infringe on the issued patents or other intellectual property rights of third parties. Patent applications in China and some foreign countries are not publicly disclosed in full until after the patent is issued, and therefore we may not be aware of patent applications filed by third parties that relate to our products. If patents are later issued on these applications, we cannot assure you that we will not infringe those patents at that time. If third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims and ultimately might be unsuccessful. If we are unsuccessful in defending against such an infringement claim, we may be required to pay damages, modify our products, obtain licenses for third-party intellectual property rights or develop substitute technology. However, we cannot guarantee that we will be able to modify our products, obtain such licenses or develop substitute technology on commercially reasonable terms. Our failure to do so could cause us to suspend the production and sale of products requiring such technologies, which may adversely affect our business, results of operations and financial condition. To the extent that the hardware that we source from suppliers, such as our chip suppliers, incorporates third-party intellectual properties, we rely on our suppliers’ rights to such intellectual properties either as proprietary intellectual properties or pursuant to licenses.

In particular, as we expand our business in China and internationally, we have received, and may continue to receive, invitations to license third-party intellectual properties, and we may be compelled to obtain licenses from third parties that have secured intellectual property rights over technologies and in jurisdictions involved in our business. The royalties that we would be required to pay would negatively impact our operating income. See “Business—Intellectual Property.”

Our products are used and integrated in complex systems that are manufactured or operated by third parties; any failure in our products could result in significant liability exposure with respect to such systems.

Our products are based on complex microprocessor chip technology that requires sophisticated production processes and embedded software. They may contain defects or errors, including physical defects, programming errors or other defects that could cause breaches in security. Defects or errors in our products may require us to undertake expensive and time-consuming repair or replacement procedures. Moreover, our products are used and integrated in complex systems that are manufactured and operated by third parties. Any failure in our products could result in significant liability exposure with respect to such systems, and our customers could attempt to seek compensation from us for their financial losses. These claims could be time consuming and costly to defend, and if we lose, we may have to pay substantial damages. Serious defects or errors in our products or services also could harm our reputation and result in loss of revenue and delays in market acceptance of our products. We do not maintain product liability insurance or any other insurance to guard against losses caused by product defects.

We may conduct strategic acquisitions of or alliances with other companies, which may adversely affect our business, financial condition or the trading price of our ADSs.

We may enter into acquisitions, joint ventures or strategic alliances in the future, which may require us to make potentially dilutive issuances of equity securities, incur debt or incur amortization expenses related to goodwill and other intangible assets. Such events may in the future have an adverse effect on our operating results, financial condition and the trading price of our ADSs.

Acquisitions involve numerous other risks as well, such as (i) failure to integrate the acquired operations and achieve the expected benefits and synergies, or unanticipated expenses and delays relating to the integration, (ii) unforeseen or hidden liabilities, (iii) diversion of management’s attention from other business concerns, (iv) potential loss of key employees and (v) potential disruption of our existing and ongoing business. Given the sophisticated technologies used in our industry, the successful, cost-effective integration of another business’s technology platforms into our own would be a critical and highly complex aspect of any acquisition.

Joint ventures involve special risks. Our joint venture partners may have economic or business interests or goals that are inconsistent with our own or those of the joint venture and may take action contrary to our instructions, policies or objectives. Our joint venture partners may also be unable to fulfill their obligations under our joint venture agreements, or may experience financial or other difficulties.

If we are unable to adequately and effectively manage all of the risks relating to our acquisitions and joint ventures, we may be forced to record extraordinary expenses or charges relating to our acquired operations and joint ventures, which may have an adverse effect on our operating results and financial condition.

The success of our business depends largely on qualified executive officers, senior management or senior-level research and technical personnel; if we are unable to hire and retain such people, our business is likely to suffer.

Our future growth and success depends largely on the efforts and abilities of our executive officers and senior management, particularly Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer. The loss of the services of either of these persons could harm our business. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel. The information technology and network security industries are characterized by a high level of employee mobility. The market for senior-level research and technical personnel in Beijing, where Beijing Watchdata and Watch Smart are headquartered, is extremely competitive. There are few senior-level research or technical personnel available for hiring, the costs of hiring and retaining such individuals are high and such personnel may not remain with our company once hired. If we are unable to successfully attract or retain senior-level research and technical employees, our ability to develop new technologies and products and to efficiently conduct our operations could be compromised, which could significantly harm our business or financial performance.

Our corporate structure may restrict our ability to receive dividends and other distributions from, and transfer funds to, our operating subsidiaries.

We are a Cayman Islands holding company and all of our operations are conducted through our operating subsidiaries in China and Singapore. We may lose our source of liquidity if these subsidiaries are restricted from paying dividends or making other distributions to us. If any of our subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiaries’ ability to pay dividends and other distributions to us may also be restricted by the laws and regulations of their respective jurisdictions of incorporation.

Under Chinese law, payment of dividends by Beijing Watchdata can only be made out of its net income, if any, determined in accordance with generally accepted accounting principles in China. Beijing Watchdata is also required by Chinese law to set aside at least 10% of its net income each year to fund certain reserve funds, unless such reserves have reached 50% or more of its registered capital, and these reserves are not distributable as dividends. Distributions by Beijing Watchdata to us other than in the form of dividends may be subject to governmental approval and taxation. Moreover, any transfer of funds from us to Beijing Watchdata, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by Chinese governmental authorities, including the relevant foreign exchange regulatory authority and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and Beijing Watchdata could restrict our ability to act in response to changing market conditions.

Our business outside of China is subject to risks inherent in global operations.

We currently conduct a portion of our business outside China, and expect to further expand our global business. As a result, we are, and expect to continue to be, subject to a number of political, regulatory and commercial risks inherent in global operations, including:

•	currency exchange rate fluctuations, in particular, an appreciation of the RMB, which could negatively impact our international sales;

•	restrictions on the repatriation of capital, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries or joint ventures;

•	differences and unexpected changes in legal and regulatory environments, including data security, confidential information, public security, environmental, health and safety, and labor laws, rules and regulations;

•	tariffs, duties, export controls and other trade barriers;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable in certain countries;

•	our limited history in managing global operations;

•	limited legal protection and enforcement of intellectual property rights in certain jurisdictions;

•	potential infringement of third parties’ intellectual property rights in countries where we currently conduct or expect in the future to expand our global business;

•	social and political instability, including national or regional general strikes or work stoppages; and

•	general global economic conditions and economic conditions specific to the microprocessor card industry or the markets where we operate our business.

We cannot assure you that we will be able to manage these risks, many of which are beyond our control, or that we will be able to ensure compliance with all applicable regulations without incurring additional costs. Furthermore, we cannot assure you that our investment in expanding our international operations will be successful or will make our business more profitable.

Our business, in China and abroad, might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business or subject us to severe penalties.

Trust infrastructure, data security, public security and the collection and transmission of confidential personal or financial data are the object of public policy and governmental interest in many countries, including China. Public authorities in China, which have broad discretion and authority to regulate these industries in China, or public authorities in any of the countries where we conduct or plan to conduct business may impose new regulations or regulatory restrictions on the products that we sell or the way in which we conduct our business, or may change current regulations to make them more restrictive or impose new conditions and requirements on us. New regulations or the readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell products and conduct activities in the relevant jurisdictions. Our failure to comply with these regulations may subject us to various penalties, including fines and the suspension or discontinuation of our operations. Furthermore, our expansion into new international markets may be limited by applicable regulations in those markets. Regulatory limitations on the cross-border transmission of confidential data could require us to set up business operations in the countries where we want to sell products and accordingly increase our cost of doing business. Such developments may negatively affect our revenue, earnings or cost structure.

Exchange rate fluctuations could increase our costs or have a negative impact on the competitiveness of our products.

Our revenues are mostly denominated in RMB and our costs are generally denominated in RMB, euros and U.S. dollars. A portion of our purchases of chips are denominated in euros. The exchange rate of the RMB against the euro is not fixed. This exchange rate remains subject to market fluctuations and has shown significant volatility in the past three years. Although the exchange rate between the RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that the RMB will remain stable against the U.S. dollar, especially in light of the significant international pressure on the Chinese government to allow the exchange rate to float. Any significant fluctuation in the exchange rate of the RMB against the euro or the U.S. dollar could have an adverse effect on our financial condition or results of operations. For example, a devaluation of the RMB against the euro or the U.S. dollar would adversely affect our results of operations and earnings to the extent that we need to convert RMB into euros or U.S. dollars for our operational needs. A devaluation of the RMB would also reduce the U.S. dollar amount of dividends payable by Beijing Watchdata to us since Beijing Watchdata will need to convert RMB into U.S. dollars for the purpose of paying such dividends.

We may lose the support of third parties from whom we may license technologies that we use in the development of our products or be unable to maintain these licenses.

Some of our products may integrate third-party technologies that we are required to license. For example, we have entered into a technology license agreement with Sun Microsystems, which allows us to utilize its Java open-platform technology to develop our new Java-enabled operating system and to sell and distribute our Java-enabled products. We are launching products that support Java applications. The technology providers from whom we license technologies might discontinue their support of the licensed technologies due to the introduction of new products or versions or changes in existing products. We also might fail to maintain our licenses to use these technologies. As a result, we might have to discontinue or change our products and services that use such licensed technologies. For example, if we fail to obtain or maintain the development and distribution licenses from Sun Microsystems, we will be unable to develop and sell products that support Java applications, which may hamper our potential for future growth. In addition, any significant increase in the licensing, royalty or other fees demanded by such third-party licensors would increase our licensing costs. Any of these situations would adversely affect our profitability and results of operations.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. Based on our audited financial statements included elsewhere in this prospectus and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in our 2005 taxable year or any future taxable year. However, we cannot assure you that we will not be a PFIC in any future taxable year.

If we are classified as a PFIC, this could have adverse tax consequences for U.S. holders who would then be subject to complicated tax rules under which they would be required to pay both a special tax at ordinary income rates on “excess distributions” and an additional interest charge to compensate for any tax deferral. Excess distributions may include distributions by us or gain that you recognize on the sale of ADSs. A U.S. holder may make certain elections to reduce, but generally not eliminate, the adverse tax consequences of our classification as a PFIC.

The criteria for PFIC classification and the adverse tax consequences of our classification as a PFIC are discussed in greater detail in “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Investor confidence and the market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal control over financial reporting of our company as of December 31, 2006, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

We will be subject to the reporting requirements of the U.S. Securities and Exchange Commission, or the SEC, following the completion of this offering. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending on December 31, 2006. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.

Two of our senior executive officers may face conflicts of interest that may result in our loss of corporate opportunities.

Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, collectively own 100% of Tianjin Tongren, which in turn owns a 51% equity interest in our affiliated company, Watch Smart. Moreover, Mr. Wang and Mr. Chen are directors of Tianjin Tongren and Watch Smart. There may be circumstances where conflicts of interest may arise between Mr. Wang and Mr. Chen’s duties to our company and to Tianjin Tongren or to Watch Smart. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. The conflicts may result in our loss of corporate opportunities. In any such event, we would have to rely on our contractual arrangements with Watch Smart and our shareholders’ agreement with Tianjin Tongren to protect our interest.

Risks Related to Doing Business in China

An economic slowdown in China may adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate most of our revenue in China. As a result, economic conditions in China have a significant impact on our business, financial condition and results of operations, as well as our future prospects. Since 1978, China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP. However, we cannot assure you that such growth will be sustained in the future. For example, any slowdown in the economies of the United States, the European Union or certain other Asian countries may adversely affect economic growth in China. An economic downturn in China would adversely affect our profitability as expenditures for data security technology may decrease due to slowing domestic demand. In addition, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. There are indications that the Chinese government is currently endeavoring to control growth. Increased demand for data security technology in the economically less-developed central and western provinces of China will depend on continued development in the mobile telecommunications, information technology, transportation and e-government sectors in these regions.

The discontinuation of any of the preferential tax treatments or other incentives currently available to us in China could cause our tax expenses to increase, resulting in a decrease in our net earnings.

Our Chinese operating subsidiary, Beijing Watchdata, enjoys preferential tax treatments in the form of reduced tax rates, tax rebates and tax exemptions provided by the relevant Chinese governmental authority and tax bureau. Beijing Watchdata’s income in China is subject to Chinese enterprise income tax, or EIT, which is generally assessed at the rate of 30% on a company’s taxable income. Since 1995, Beijing Watchdata has been entitled to a preferential EIT rate of 24%, which was further reduced in each of the years between 1995 and 2003. In 2001 and 2002, Beijing Watchdata was entitled to a 50% reduction in its EIT rate, thereby making its effective EIT rate equal to 12%. In May 2004, Beijing Watchdata was designated as a key software enterprise and as a result was entitled to an even lower effective EIT rate of 10% for the fiscal year ended December 31, 2003. Beijing Watchdata also qualifies for preferential VAT policies, which entitles it to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Beijing Watchdata’s qualification for its current preferential tax treatments is re-assessed on an annual basis by the relevant governmental authority or tax bureau. In addition, Beijing Watchdata has been exempted from the 3% local income tax since 1995. Moreover, the Chinese government has also granted Beijing Watchdata certain other incentives. We cannot assure you that Beijing Watchdata will continue to enjoy any of these preferential tax treatments or other incentives in the future. The discontinuation of any such preferential tax treatment or other incentives could cause our tax expenses to increase, resulting in a decrease in our net earnings.

The uncertain legal environment in China could limit the legal protections available to you.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. Our major Chinese operating subsidiary, Beijing Watchdata, is a WFOE, which is an enterprise incorporated in China and wholly owned by foreign investors. Beijing Watchdata is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements, including with respect to tax laws that apply to foreign entities, are relatively new and are subject to frequent changes, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. In addition, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Public notices recently promulgated by the State Administration for Foreign Exchange of China have resulted in significant uncertainty for our company.

On January 24, 2005, the State Administration for Foreign Exchange of China, or SAFE, issued a public notice concerning foreign exchange regulations on mergers and acquisitions in China going forward. The public notice states that if an offshore company controlled by Chinese residents intends to acquire a Chinese company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the Chinese residents of a Chinese company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. Pending the promulgation of further detailed implementation rules, we believe that the processing of applications for approval by the relevant governmental authorities may be delayed. As it is uncertain how this public notice will be interpreted or implemented, we cannot predict how this public notice will affect our business operations or future strategy. For example, in the event that we decide to acquire a Chinese company through a share swap transaction, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approval for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. In addition, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, which may adversely affect our results of operations and financial condition.

Pursuant to another SAFE public notice dated April 8, 2005, Chinese residents involved in certain outbound investments, including those predating January 24, 2005, are required to file documentary registrations with local foreign exchange authorities. Violation of this registration requirement could entail sanctions and penalties, including a prohibition on overseas payments of dividends by Chinese companies of which a person failing to register is a shareholder (whether direct or indirect). For example, in connection with the cash acquisition by Strategic Triumph Limited, or Strategic Triumph, of Beijing Watchdata on June 17, 2004, Strategic

Triumph’s then individual indirect shareholders who are Chinese residents may be subject to the registration requirements provided in the April 8, 2005 public notice, depending on the final interpretation of such requirements yet to be clarified by SAFE. Most of Strategic Triumph’s individual indirect shareholders, including Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, are Chinese residents. The shareholders (including individual indirect shareholders) of Strategic Triumph subsequently became shareholders (including individual indirect shareholders) of our company as a result of our issuance of shares to such shareholders in exchange for 100% of the equity interest in Strategic Triumph on August 10, 2004. If any of the Chinese individual indirect shareholders of our company are subject to the registration requirements under the April 8, 2005 public notice but fail to comply, Beijing Watchdata could be prevented from remitting dividends out of China. As the April 8, 2005 public notice is new, we have no experience with this notice, and it is unclear how it would be applied or implemented. We also do not know to what extent failure by Chinese individual indirect shareholders of our company to effect individual registrations, if required, could result in a blocking of the ability of Beijing Watchdata to remit dividends to our company. For a description of Strategic Triumph’s acquisition of Beijing Watchdata, see “Our Corporate Structure—Our Reorganization.”

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive, through our operating subsidiary in China, most of our revenues in RMB, the legal currency of China. Currently RMB is not a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade, may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our RMB revenue into foreign currencies. If this occurs, we may not be able to meet our foreign currency payment obligations. In addition, conversion of RMB for most capital account items, including direct investments, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction might limit our ability to invest the revenues of Beijing Watchdata.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially adversely affect our revenues and earnings.

If the Chinese government considers our ownership structure and contractual arrangements for conducting certain encryption business in China not to be in compliance with the applicable foreign investment restrictions, we could be subject to regulatory or enforcement actions.

Chinese government policies currently limit foreign ownership of companies that handle encryption algorithms owned, licensed or controlled by the Chinese government to less than 50%. Our affiliate, Watch Smart, operates all of our encryption business involving the use of encryption algorithms that are owned, licensed or controlled by the Chinese government, and holds the requisite business licenses for conducting such business. Tianjin Tongren, a company owned by Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, who are both Chinese citizens, owns a 51% equity interest in Watch Smart. The remaining 49% equity interest in Watch Smart is owned by Beijing Watchdata. Beijing Watchdata has entered into a series of contractual arrangements with Watch Smart, pursuant to which Beijing Watchdata, on an exclusive basis, supplies products to Watch Smart at cost plus a margin, and receives fees for rendering services and licensing intellectual property rights to Watch Smart. In addition, Beijing Watchdata and Tianjin Tongren have entered into a shareholders’ agreement, which contains an undertaking from Tianjin Tongren not to transfer its equity interest in Watch Smart without the prior written consent of Beijing Watchdata. Pursuant to this shareholders’ agreement, Tianjin Tongren grants Beijing Watchdata or its designee an exclusive call option to purchase all of Tianjin Tongren’s equity interest in Watch Smart in the event of a change of control in Tianjin Tongren or as and when such purchase is permitted under applicable Chinese law. Beijing Watchdata grants Tianjin Tongren a put option to sell to Beijing Watchdata or its designee all of Tianjin Tongren’s equity interest in Watch Smart, in compliance with all applicable laws. For a description of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.”

In the opinion of Tian Yuan Law Firm, our Chinese counsel, (i) the ownership structure of Watch Smart, both currently and after giving effect to this offering, is in compliance with existing Chinese laws and regulations, (ii) our contractual arrangements with Watch Smart and Tianjin Tongren are valid and binding, and will not result in any violation of Chinese laws or regulations currently in effect, and (iii) the business operations of our company and Watch Smart, as described in this prospectus, are in compliance with existing Chinese laws and regulations in all material aspects. However, there are substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese governmental authorities will not ultimately take a view contrary to the opinion of our Chinese counsel. If we, Beijing Watchdata or Watch Smart are found to be in violation of any existing or future Chinese laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant Chinese regulatory authorities may take regulatory or enforcement actions that could be harmful to our business, including withdrawal of Beijing Watchdata’s or Watch Smart’s business license or imposition of operational restrictions or fines, or we may be forced to change our ownership structure or revise the contractual arrangements among Beijing Watchdata, Watch Smart and Tianjin Tongren which could cause us to receive reduced revenues from Watch Smart.

Moreover, we could face adverse tax consequences if Chinese tax authorities determine that the contracts between Beijing Watchdata and Watch Smart were not entered into on market terms. Such a challenge may result in an increase in the taxable income of Beijing Watchdata or the imposition of penalties or late payment fees.

If Watch Smart or Tianjin Tongren breaches the contractual arrangements, part of our encryption business may be disrupted.

We rely on several contractual arrangements among Beijing Watchdata, Watch Smart and Tianjin Tongren to ensure that a portion of Watch Smart’s earnings from the regulated encryption business flow to Beijing Watchdata in the form of payments and fees received by Beijing Watchdata for providing products, services and intellectual property licenses to Watch Smart. These contractual arrangements are governed by Chinese law. Tian Yuan Law Firm, our Chinese counsel, has advised us that these arrangements are valid, binding and enforceable under current Chinese laws. However, we cannot assure you that Watch Smart and Tianjin Tongren will abide by the agreed terms. If Watch Smart refuses to pay the fees due under these contracts, or if Watch Smart or Tianjin Tongren otherwise breaches these contractual arrangements, we would have to rely on legal remedies under Chinese law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese legal system. See “—Risks Related to Doing Business in China—The uncertain legal environment in China could limit the legal protections available to you.” Any adverse effect on our ability to collect fees under these contractual arrangements arising from Watch Smart or Tianjin Tongren’s breach of contract could harm our encryption business and our results of operations.

The encryption business is heavily regulated by the Chinese government, and if we fail to obtain or maintain all pertinent permits or approvals, our business operations may be halted or we may be subject to fines.

The encryption business in China is heavily regulated by the Chinese government. In particular, the conduct of encryption business that involves the handling of encryption algorithms owned, licensed or controlled by the Chinese government requires two special business licenses, including one for development and production and the other for sales and distribution, issued by the relevant governmental authority, which currently is the National Encryption Administration Committee of China, or the Encryption Committee. Our Chinese affiliate, Watch Smart, holds the requisite business licenses. If Watch Smart encounters financial difficulties, Watch Smart’s ability to continue operations could be jeopardized, which could adversely affect our business and results of operations. In addition, both the importation of products or equipment containing encryption technologies and the exportation of encryption products are subject to the prior approval of the Encryption Committee. See “Business—Regulation.” We may be subject to various penalties, such as fines or a suspension or shut down of operations, if we or Watch Smart fail to comply with applicable regulations or to obtain or maintain any of the requisite government approvals or permits for Beijing Watchdata’s or Watch Smart’s activities in China.

Changes in China’s political and economic policies could cause a substantial decline in the demand for our products and services.

China’s economy has historically been planned by the government but has, in certain respects, been transitioning to a more market-oriented economy. Although we believe that the economic reform measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations in the future. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Most recently, the Chinese government implemented a number of measures, such as placing additional limitations on the ability of commercial banks to make loans by raising bank reserves against deposit rates. These measures were intended to slow down certain segments of the Chinese economy that the government believed to be overheating. These actions, as well as future actions and policies of the Chinese government, could materially affect the Chinese economy and cause a substantial decline in the demand for our products and services.

In addition, the Chinese economy differs from the economies of most countries (including the United States) belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

We have limited insurance coverage in China; any business disruption, litigation or natural disaster might result in substantial costs to us.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to This Offering

Our ordinary shares and ADSs have never been publicly traded, and you may not be able to sell your ADSs at or above the initial public offering price.

There has not been a public market for our ordinary shares or ADSs prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. Further, the market price of our ADSs may decline below the initial public offering price. The initial public offering price will be determined by negotiations among our management, the selling shareholders and the representative of the underwriters, and may not be indicative of the price at which our ADSs will trade in the public market.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the microprocessor card market or in the mobile telecommunications market, where a substantial portion of our revenue is derived;

•	changes in the economic performance or market valuations of other companies involved in the microprocessor card market or the mobile telecommunications market or companies that do business in China;

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; or

•	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Because several existing shareholders own a large percentage of our voting shares, other shareholders’ voting power may be limited.

Following the consummation of this offering, our executive officers and directors will beneficially own approximately 58.1% of our voting shares, or 57.0% if the underwriters exercise their option to purchase additional ADSs in full. If all of such persons act together, they will have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These shareholders may make decisions that are adverse to your interests.

Because the price you will pay for our ADSs is above our net tangible book value per ADS, you will experience an immediate and substantial dilution at the completion of this offering.

The initial public offering price of our ADSs is substantially higher than what the net tangible book value per ADS will be immediately after this offering. If you purchase our ADSs in this offering, you will incur immediate dilution of approximately US$12.16 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between (1) the assumed initial public offering price of US$14.50 per ADS (the mid-point of the estimated offering price range set forth on the front cover of this prospectus) and (2) the pro forma net tangible book value per ADS of US$2.34 at December 31, 2004 after giving effect to this offering.

The substantial number of ADSs or ordinary shares that will be eligible for sale in the near future may cause the market price of our ADSs to decline.

Immediately after the completion of this offering, we will have an aggregate of 40,000,000 ordinary shares issued and outstanding. Our ADSs sold in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future subject to applicable lock-up agreements as well as the restrictions contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. If any existing shareholder or shareholders sell a substantial amount of our ADSs or ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Shares Eligible for Future Sale” for a more detailed description of the eligibility of our ordinary shares and ADSs for future sale.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. See “Description of Share Capital—Differences in Corporate Law.”

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial majority of our operations in China and because the majority of our directors and officers reside outside of the U.S.

We are incorporated in the Cayman Islands, and we conduct a substantial majority of our operations in China. Most of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China or the U.S. in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase the price of our ADSs. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

You must vote through the depositary, which may involve delays that limit the time available to you to consider proposed shareholders’ actions or to subsequently revise your voting instructions. The discretionary proxy deemed to be given to our designee in certain circumstances may further limit your ability to influence the management of our company.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the ADRs. We do not recognize holders of ADSs representing our ordinary shares as our shareholders, and instead we recognize the depositary as our shareholder.

When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADR holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADRs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although our memorandum and articles of association require us to call shareholders’ meetings by not less than 20 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’

meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in par value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

Under the deposit agreement for the ADSs, the depositary will give a person designated by us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary or the depositary reasonably believes that:

•	we do not wish such discretionary proxy to be given;

•	substantial shareholder opposition to the particular question exists; or

•	the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares represented by ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our organizational documents contain provisions that may discourage our acquisition by a third party or prevent attempts by our shareholders to replace or remove our current management, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions which could limit the ability of others to acquire control of us and may prevent attempts by our shareholders to replace or remove our current management. These provisions include a staggered board of directors and restriction on the ability of our shareholders to call meetings. Moreover, our board of directors has a right to issue, without shareholder approval, preferred shares and additional ordinary shares, including ordinary shares represented by ADSs. These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We cannot offer you those rights unless the securities to which the rights relate are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current experiences and views of future events. All statements in this prospectus that do not relate to historical facts and events are “forward-looking statements.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue” or the negative of such terms or other similar expressions. By their nature, forward-looking statements are subject to inherent risks and uncertainties, both general and specific, and the predictions, forecasts, projections and other forward-looking statements contained in this prospectus could be materially different from what actually occurs in the future.

Although we believe that our expectations with respect to forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations as of the date of this prospectus, we caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” and elsewhere in this prospectus, and include, among other things:

•	the growth of the mobile telecommunications, financial and public sector markets;

•	trends in the growth of mobile commerce, mobile banking and Internet business;

•	regulatory developments that affect our business;

•	the acceptance and use of microprocessor card technology in developing markets;

•	the effect of the development and adoption of competing technologies in our target markets, particularly in the mobile telecommunications industry;

•	our ability to keep up with rapid changes in technology;

•	our ability to obtain the requisite industry certifications;

•	our ability to protect and enforce our intellectual property rights;

•	fluctuations in currency exchange rates;

•	intense competition in our markets;

•	our ability to optimally manage our internal and outsourced production capacities;

•	our ability to attract and retain qualified executives and personnel, particularly in our research and development department; and

•	defects or errors in our products or services.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as otherwise required by any applicable rules and regulations, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

OUR CORPORATE STRUCTURE

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands. Substantially all of our operations are conducted through our indirectly wholly-owned operating subsidiary in China, Beijing Watchdata. We also have an indirectly wholly-owned operating subsidiary incorporated in Singapore, Singapore Watchdata.

The diagram below illustrates our current corporate structure:

Our Reorganization

We began our business in November 1994 when Beijing Watchdata was established. Prior to the corporate reorganization discussed below, Beijing Watchdata was a joint venture majority owned by Chinese entities and conducted business in the Chinese mobile telecommunications market and the government and enterprise market. In June 2000, the then shareholders of Beijing Watchdata established Singapore Watchdata to conduct international sales of Beijing Watchdata’s products outside of China. For purposes of facilitating this offering, we have reorganized our corporate structure as follows to create a Cayman Islands holding company structure:

•	On June 17, 2004, Strategic Triumph, a British Virgin Islands company owned by the then shareholders of Beijing Watchdata, acquired Beijing Watchdata through a share purchase for cash consideration. As a result of such acquisition, Beijing Watchdata officially became a WFOE on July 10, 2004.

•	On July 12, 2004, the first following business day, Beijing Watchdata transferred all of the restricted encryption business to Watch Smart. In addition, Beijing Watchdata’s equity interest in Watch Smart had been reduced to less than 50% prior to Beijing Watchdata’s transformation into a WFOE.

•	On July 20, 2004, Strategic Triumph acquired Singapore Watchdata through a share purchase for cash consideration. On July 22, 2004, we established a new holding company in the Cayman Islands, Watchdata Technologies Ltd.

•	On August 10, 2004, the shareholders of Strategic Triumph exchanged all of their shares of Strategic Triumph for shares of Watchdata Technologies Ltd. As a result of such share swap, Strategic Triumph became a wholly-owned subsidiary of Watchdata Technologies Ltd.

Prior to the reorganization, our business activities were conducted solely by Beijing Watchdata and Singapore Watchdata, except that following Beijing Watchdata’s acquisition of an equity interest in Watch Smart on March 10, 2004, an immaterial portion of Beijing Watchdata’s business started to be conducted through Watch Smart. After the reorganization, both Beijing Watchdata and Singapore Watchdata became indirectly wholly-owned operating subsidiaries of Watchdata Technologies Ltd. We continue to conduct our business in China through Beijing Watchdata and Watch Smart, and to conduct our business outside of China through Singapore Watchdata. The reorganization did not result in any business activities being added to or transferred away from, or otherwise result in any material change of, our company’s business.

Watch Smart

Chinese government policies prohibit a foreign entity from owning 50% or more of the equity of a company that handles encryption algorithms owned, licensed or controlled by the Chinese government. A small portion of our government and enterprise business (but none of our mobile telecommunications business) involves the handling of such encryption algorithms. Such restricted business was carried out by Beijing Watchdata prior to its acquisition by Strategic Triumph, which was permissible because a majority of Beijing Watchdata’s equity interest was owned by Chinese companies at that time. After Beijing Watchdata was acquired by Strategic Triumph and became a WFOE, Beijing Watchdata transferred all of the restricted business to Watch Smart, a Chinese company in which Beijing Watchdata owns a 49% equity interest, in order to comply with Chinese government policies. The remaining 51% of Watch

Smart’s equity interest is owned by Tianjin Tongren, a company controlled by Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, both of whom are Chinese citizens.

Beijing Watchdata has entered into a series of contractual arrangements with Watch Smart, including:

•	Product Supply Contract. Under this agreement, Watch Smart agrees to purchase products exclusively from Beijing Watchdata at a price equal to 180% of Beijing Watchdata’s cost, resulting in an effective gross margin of 44% to Beijing Watchdata. Watch Smart acknowledges that Beijing Watchdata may arrange for hardware manufacture through subcontractors.

•	Management and Marketing Consultancy and Technical Assistance Services Agreement. Under this agreement, Beijing Watchdata agrees to render management, marketing and technical assistance services to Watch Smart on demand. Watch Smart agrees to use Beijing Watchdata as its exclusive service provider and to give Beijing Watchdata the right to nominate the general manager of Watch Smart. Compensation for Beijing Watchdata’s services is comprised of service fees calculated in accordance with the hourly rates and the actual time spent by Beijing Watchdata’s staff in rendering the services. Beijing Watchdata will from time to time notify Watch Smart of the applicable hourly rates and provide reasonable justifications for such rates based on complexity of the services provided, scarcity of resources and a number of other objective factors.

•	Intellectual Property Rights License Agreements. Beijing Watchdata and Watch Smart have entered into three intellectual property license agreements: a Technology License Agreement, a Trademark License Agreement and a Copyright License Agreement. Pursuant to these license agreements, Beijing Watchdata grants Watch Smart a non-exclusive license to use certain intellectual property rights owned by Beijing Watchdata strictly for the purpose of developing data security products incorporating encryption algorithms owned, controlled or licensed by the Chinese government, which products will be manufactured by Beijing Watchdata through its subcontractors. The royalties payable to Beijing Watchdata under each agreement equal 0.5% of Watch Smart’s revenue generated from sales of products using the relevant licensed intellectual property rights.

The term of each of the agreements described above is ten years, subject to automatic renewal unless otherwise agreed by the parties. Each agreement gives Beijing Watchdata a right to terminate the relevant agreement at any time, subject to six months’ notice, or in the event of a breach by Watch Smart of any such agreement.

In addition, Beijing Watchdata and Tianjin Tongren have entered into a shareholders’ agreement, which contains an undertaking from Tianjin Tongren not to transfer its equity interest in Watch Smart without the prior written consent of Beijing Watchdata. Pursuant to this shareholders’ agreement, Tianjin Tongren grants Beijing Watchdata or its designee an exclusive call option to purchase all of Tianjin Tongren’s equity interest in Watch Smart in the event of a change of control in Tianjin Tongren or if Wang Youjun ceases to be the Chief Executive Officer of Beijing Watchdata or as and when such purchase is permitted by applicable Chinese law. Beijing Watchdata grants Tianjin Tongren a put option to sell all, but not less than all, of Tianjin Tongren’s equity interest in Watch Smart to Beijing Watchdata or its designee, in compliance with all applicable laws. Beijing Watchdata further agrees under the shareholders’ agreement that, if Tianjin Tongren exercises the put option but Beijing Watchdata is not permitted under applicable laws to purchase Tianjin Tongren’s equity interest in Watch Smart, Beijing Watchdata will use its best efforts to find an eligible designee to purchase such interest, on the terms of the put option and in compliance with applicable laws. Other than Beijing Watchdata’s obligation to purchase Tianjin Tongren’s equity interest in Watch Smart upon Tianjin Tongren’s exercise of the put option, neither Beijing Watchdata nor our company is contractually responsible for any liabilities incurred as a result of the business activities of Watch Smart.

The Articles of Association of Watch Smart provide that its board of directors is comprised of three directors. Pursuant to the shareholders’ agreement, Tianjin Tongren has the right to appoint two directors and Beijing Watchdata has the right to appoint one director. Although Beijing Watchdata does not have contractual rights to object to or unilaterally remove the directors appointed by Tianjin Tongren, the Articles of Association of Watch Smart effectively require a unanimous vote for all matters to be voted on by the board. With respect to shareholders’ voting, although Beijing Watchdata does not have contractual rights to influence the voting of the shares held by Tianjin Tongren, the Articles of Association of Watch Smart require the affirmative vote of shareholders representing greater than two thirds of the outstanding voting shares of Watch Smart to approve any matters to be voted on by shareholders, thereby effectively giving Beijing Watchdata a veto right for such matters. Under the shareholders’ agreement, Beijing Watchdata has the right to nominate the General Manager of Watch Smart, whose powers and duties include, among other things, the daily management of business operations, the implementation of annual business plans and investment plans, and the appointment and replacement of certain executive officers.

Upon execution and effectiveness of the above agreements on September 6, 2004, we became the primary beneficiary of the business of Watch Smart and began consolidating its financial results in our financial statements.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately US$35.8 million at the initial offering price of US$14.50 per ADS, which represents the mid-point of the estimated range of the initial public offering prices shown on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders in over-allotment. We intend to use the net proceeds that we receive as follows:

•	up to US$22 million for research and development of new technologies and upgrading of our existing technologies and infrastructure; and

•	up to US$8 million for sales and marketing activities.

For a discussion of our plans for expanding our research and development activity and strengthening our sales and marketing efforts, see “Business—Our Strategy.” We anticipate that we will use the remaining net proceeds for general corporate purposes (including working capital), pay-down of short-term debt and capital expenditures. We also may use a portion of the remaining net proceeds to acquire or invest in technologies, businesses, services or products that are complementary to our business. While we examine from time to time such acquisition or investment opportunities, we currently have no commitments or agreements with respect to any such transactions. To the extent that the net proceeds that we receive from this offering are not immediately applied for the above purposes, we plan to invest them in short-term, interest-bearing, investment grade securities.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering.

DIVIDEND POLICY

On February 1, 2004, Beijing Watchdata declared a cash dividend of RMB20.0 million (approximately US$2.4 million) to its shareholders out of its 2003 net income. Dividend payments of RMB12.8 million, RMB839,000 and RMB6.4 million were made out of Beijing Watchdata’s available cash on June 8, 2004, January 4, 2005 and April 18, 2005, respectively. While we currently do not intend to pay dividends following this offering, we may declare dividends in the future upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. We discuss the general principles regarding the payment of dividends under Cayman Islands law and our memorandum and articles of association in the section of this prospectus entitled “Description of Share Capital.” We discuss certain aspects of Cayman Islands and U.S. taxation of dividends in the section of this prospectus entitled “Taxation.”

Any dividend we declare will be paid to holders of the ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems equitable and practical. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of December 31, 2004. Our capitalization is presented on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale by us of 3 million ADSs in this offering at an assumed initial public offering price of US$14.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus, less the related underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. See also the section of this prospectus entitled “Description of Share Capital” for additional information about our capitalization.

	As of December 31, 2004
	Actual		As Adjusted
	RMB	US$ (1)	RMB	US$ (1)
	(in thousands, except share amounts)
Short-term debt	83,695	10,112	83,695	10,112
Shareholders’ equity
Ordinary shares, par value US$0.001 (2)	282	34	332	40
Additional paid-in capital	58,500	7,068	354,377	42,817
Retained earnings	40,835	4,934	40,835	4,934
Accumulated other comprehensive income	129	16	129	16
Total shareholders’ equity	99,746	12,052	395,672	47,807
Total capitalization	183,441	22,164	479,367	57,919

(1)	Dollar amounts have been translated for convenience at the noon buying rate on December 31, 2004, of US$1.00 = RMB8.2765.
(2)	50 million ordinary shares authorized; 34 million ordinary shares issued (actual), 40 million ordinary shares issued (as adjusted).

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after the offering. Our net tangible book value as of December 31, 2004 was approximately US$11.1 million, or US$0.33 per ordinary share (based on 34,000,000 ordinary shares outstanding on that date), and US$0.65 per ADS. We calculate net tangible book value per ordinary share by dividing our net tangible book value, defined as total tangible assets minus total liabilities and minority interest, by the number of outstanding ordinary shares.

After giving effect to the sale of the 3,000,000 ADSs offered by us at an assumed initial public offering price of US$14.50 per ADS, which represents the mid-point of the estimated offering price range shown on the front cover of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 2004 would have been approximately US$46.8 million, or US$1.17 per ordinary share and US$2.34 per ADS. This represents an immediate dilution of US$6.08 per ordinary share, or US$12.16 per ADS, to new investors. The following table illustrates this dilution on a per ordinary share and per ADS basis:

Initial public offering price per share	US$	7.25
Net tangible book value per ordinary share before the offering at December 31, 2004		0.33
Increase in net tangible book value per share to existing shareholders attributable to the offering		0.84
Pro forma net tangible book value per ordinary share after the offering		1.17
Dilution per share to new investors		6.08
Dilution per ADS to new investors		12.16

The following table summarizes, as of December 31, 2004 after giving effect to the offering, the differences between the existing shareholders and new investors with respect to the number of ordinary shares (including in the form of ADSs) purchased from us, the total consideration paid to us and the average price per ordinary share and per ADS paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration			Average price per share		Average price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	34,000,000	85.0%	US$	7,102,000	14.0%	US$	0.21	US$	0.42
New investors	6,000,000	15.0		43,500,000	86.0		7.25		14.50

Total	40,000,000	100.0%	US$	50,602,000	100.0%

EXCHANGE RATES

Our business is primarily conducted in China and our revenues are primarily denominated in RMB. We prepare our financial statements in RMB. This prospectus contains conversions of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all conversions from RMB to U.S. dollars were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in effect as of December 31, 2004. The “noon buying rate” is the rate in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB amounts could have been or could be converted into U.S. dollars at any particular rate or at all. The Chinese government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information regarding the noon buying rates between RMB and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

RMB per US$1.00 (noon buying rate)	Low	High	Average (1)	Period End
2001	8.2676	8.2786	8.2770	8.2766
2002	8.2669	8.2800	8.2770	8.2800
2003	8.2765	8.2800	8.2772	8.2767
2004	8.2764	8.2774	8.2768	8.2765
January	8.2767	8.2772	8.2770	8.2768
February	8.2769	8.2773	8.2771	8.2769
March	8.2767	8.2774	8.2771	8.2770
April	8.2768	8.2772	8.2769	8.2771
May	8.2768	8.2773	8.2771	8.2769
June	8.2766	8.2768	8.2767	8.2766
July	8.2766	8.2769	8.2767	8.2769
August	8.2766	8.2770	8.2768	8.2766
September	8.2766	8.2768	8.2767	8.2766
October	8.2765	8.2768	8.2765	8.2766
November	8.2764	8.2765	8.2765	8.2765
December	8.2765	8.2767	8.2765	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May (through May 2, 2005)	8.2765	8.2765	8.2765	8.2765

Source: Federal Reserve Bank of New York.

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated financial and operating data together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto, which are included elsewhere in this prospectus.

The selected consolidated income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated statements of operations and statements of cash flows included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated balance sheets included elsewhere in this prospectus. The selected consolidated income statement data and cash flow data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2002 are derived from our audited consolidated financial statements not included in this prospectus. These consolidated financial statements have been audited by Ernst & Young, an independent registered public accounting firm, and were prepared in accordance with U.S. GAAP.

The selected consolidated balance sheet data as of December 31, 2001 are derived from our unaudited consolidated balance sheet as of December 31, 2001. This unaudited consolidated balance sheet was, in our opinion, prepared on the same basis as the audited consolidated balance sheets and includes all adjustments that we consider necessary for a fair presentation of the financial information set forth in such balance sheet.

We historically prepared limited financial statements under Chinese accounting standards which were used for internal purposes and to support tax return information only. We have not included financial information for the year ended December 31, 2000, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2001, 2002, 2003 and 2004, and cannot be provided on a restated basis under U.S. GAAP without unreasonable effort or expense. Moreover, such information would be of limited relevance to investors, as our business as it currently exists was developed during the period after December 31, 2000.

The table below also sets forth the number of units of microprocessor cards and security tokens sold during each of the periods indicated. This information is not audited.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	As of or for the years ended December 31,
	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands, except share, per share, per ADS and operating data)
Income statement data
Revenue	48,767	80,007	321,400	489,929	59,195
Cost of revenue (i)	(37,360)	(58,384)	(227,810)	(334,201)	(40,380)
Operating expenses
Research and development	(4,508)	(5,457)	(9,165)	(13,341)	(1,612)
Sales and marketing	(13,022)	(19,976)	(36,975)	(45,309)	(5,474)
General and administrative	(8,677)	(6,425)	(11,321)	(14,053)	(1,698)
Stock-based compensation cost (ii)	—	(4,801)	—	—	—

Operating (loss) income	(14,800)	(15,036)	36,129	83,025	10,031

Other income (expenses)

Total other income (expenses)	(1,583)	(2,100)	(2,551)	(5,213)	(630)

(Loss) Income before taxes	(16,383)	(17,136)	33,578	77,812	9,402
Tax benefits (expenses)	2,447	2,894	(5,207)	(8,796)	(1,063)
Minority interest in losses of consolidated subsidiary	—	—	—	791	96

Net (loss) income	(13,936)	(14,242)	28,371	69,807	8,434

Net (loss) income per share, basic and diluted	(0.45)	(0.46)	0.83	2.05	0.25
Net (loss) income per ADS equivalent, basic and diluted	(0.90)	(0.91)	1.67	4.11	0.50
Weighted average number of ordinary shares outstanding, basic and diluted	30,909,091	31,166,667	34,000,000	34,000,000	34,000,000
Cash dividends per share (2)	—	—	—	0.59	0.07

(i) Includes stock-based compensation cost	—	200	—	—	—
(ii) Stock-based compensation cost related to
Research and development	—	1,084	—	—	—
Sales and marketing	—	1,302	—	—	—
General and administrative	—	2,415	—	—	—

	—	4,801	—	—	—

Total stock-based compensation cost	—	5,001	—	—	—

Balance sheet data
Cash and cash equivalents	18,863	3,842	47,385	46,559	5,625
Accounts receivable, net of allowance for doubtful accounts	12,543	43,420	68,616	190,085	22,967
Total assets	101,896	123,103	230,633	490,930	59,316
Short-term loans	30,415	33,916	59,660	83,695	10,112
Accounts payable	20,857	35,768	68,998	137,244	16,582
Total liabilities	93,725	122,595	201,330	372,895	45,055
Total shareholders’ equity	8,171	508	29,303	99,746	12,052

Cash flow data
Net (loss) income	(13,936)	(14,242)	28,371	69,807	8,434
Net cash (used in) generated from operating activities	(15,338)	(17,165)	24,991	332	40
Net cash (used in) investing activities	(1,007)	(3,238)	(5,934)	(36,688)	(4,433)
Net cash (used in) generated from financing activities	(8,968)	3,804	24,062	35,633	4,305
Net (decrease) increase in cash and cash equivalents	(25,313)	(16,599)	43,119	(723)	(87)

Operating data
Units sold (in millions)	4	6	31	51	51

(1)	Dollar amounts have been translated for convenience at the noon buying rate on December 31, 2004, of US$1.00 = RMB8.2765.
(2)	The dividends recognized represent the cash dividend of RMB20.0 million declared on February 1, 2004. Out of this RMB20.0 million dividend declared on February 1, 2004, RMB12.8 million, RMB839,000 and RMB6.4 million were paid on June 8, 2004, January 4, 2005 and April 18, 2005, respectively. See “Dividend Policy.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with all the other information contained in this prospectus, including our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In understanding our business, you should carefully consider the information provided under “Risk Factors,” beginning on page 11 of this prospectus.

Overview

We are one of the leading providers in China of operating system software with data security and encryption functions, which we offer embedded in microprocessor cards, security tokens and other hardware devices. Currently, our software is most commonly deployed in microprocessor cards. We design our software to enhance the security of the information contained on microprocessor chips by performing authentication and other data security functions. The demand for data security solutions is growing worldwide and is particularly substantial and urgent in China, as China currently lacks a widely accepted trust infrastructure to prevent online fraud and to achieve network security. Similar situations exist across emerging markets creating opportunities to expand our business in those markets. For purposes of this section, “cards” refer to both microprocessor cards and other security tokens offered by us and include the operating system embedded on the cards. Substantially all of our revenue comes from sales of cards to the mobile telecommunications industry and government and enterprise customers. Our sales of cards to mobile telecommunications operators were the largest contributor to our gross profit and revenue in 2003 and 2004. Sales of cards to mobile telecommunications operators accounted for RMB251.5 million, or 78.3%, of our revenue in 2003, and RMB382.9 million (US$46.3 million), or 78.2%, of our revenue in 2004.

Reorganization and Basis of Presentation

We were incorporated as a holding company in the Cayman Islands on July 22, 2004, as part of a reorganization of our company and our subsidiaries and an affiliated company in connection with this offering. On August 10, 2004, we acquired a wholly-owned subsidiary, Strategic Triumph, through a share swap. Strategic Triumph acquired Beijing Watchdata on June 17, 2004 and Singapore Watchdata on July 20, 2004, in each case through a share purchase for cash consideration.

The reorganization has been accounted for as a reorganization of businesses under common ownership, in a manner similar to a pooling of interests. Our consolidated financial statements have been prepared as if the reorganization had occurred retroactively and our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all periods presented. Accordingly, the results of operations and related assets and liabilities of the companies transferred to us as part of the reorganization have been included in our consolidated financial statements for the entire period covered by them.

Arrangements with Our Chinese Affiliate

Chinese government policies currently limit foreign ownership of companies that handle encryption algorithms owned, licensed or controlled by the Chinese government to less than 50%. Our affiliate, Watch Smart, which is 49% owned by Beijing Watchdata, operates all of our encryption business involving the use of encryption algorithms owned, licensed or controlled by the Chinese government, and holds the requisite business licenses for conducting this business. Tianjin Tongren, a company controlled by Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, both of whom are Chinese citizens, owns a 51% equity interest in Watch Smart.

Our consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 do not include the results of operations of Watch Smart. Beijing Watchdata acquired a 50% equity interest in Watch Smart on March 10, 2004, and this 50% equity interest was diluted to 49% on June 11, 2004. Between March 10, 2004 and September 6, 2004, the results of operations of Watch Smart were accounted for using the equity method. We began to consolidate the results of operations of Watch Smart on September 6, 2004, the date on which Beijing Watchdata entered into a series of contractual arrangements with Watch Smart. Pursuant to these arrangements, Beijing Watchdata, on an exclusive basis, supplies products to Watch Smart at cost plus a margin, licenses intellectual property rights to Watch Smart against payment of royalties and renders management, marketing consultancy and technical assistance services to Watch Smart against the payment of service fees. As the business of Watch Smart is not expected to be material within the next two years, we do not expect these contractual arrangements to have material cost or earnings implications for us. See “—Critical Accounting Policies—Consolidation of Watch Smart.”

Revenue

Revenue from sales of our cards varies as a function of sales volumes, pricing and the mix of cards sold. Although the importance and effect of these factors are different as they relate to different types of cards, as a general matter revenue from sales of our cards varies noticeably depending on the technology deployed in the card. Generally, the higher the level of sophistication of the technology, the higher the price we can obtain for the card. As a result, revenue from our cards tends to increase to the extent we are able to sell higher volumes of our more technologically advanced products.

We typically sell our cards in response to purchase orders under contracts that stipulate fixed and determinable prices. We also offer readers and terminals to our customers as part of our card offerings.

Revenue is normally recognized upon the delivery of our products when persuasive evidence of an arrangement exists, the price is fixed or determinable and the collectibility is probable. Revenue recognition may be deferred if these revenue recognition criteria are not met in full. Revenue from services is recognized ratably over the service period.

For any sales arrangement where products and services sold are bundled, the total revenue generated from the arrangement is allocated among individual deliverables based on their relative fair values when there are no undelivered elements that are essential to the use of the delivered elements. If the fair value of the delivered element cannot be established, the residual value method is used to record revenue for the delivered element if the fair value of the undelivered element is determinable. Under the residual value method, the fair value of the undelivered element is deferred and the remaining portion of the revenue is allocated to the delivered element, and in each case revenue is recognized when the revenue recognition criteria described above have been met in full for each element.

Our revenue is recognized net of VAT payable to, and includes the benefit of VAT rebates from, the Chinese tax authorities. We recognize VAT rebates in any month when output VAT exceeds input VAT, on an accrual basis. Our VAT rebates were RMB2.5 million, RMB9.4 million and RMB1.9 million (US$234,000) in 2002, 2003 and 2004, respectively.

We derive our revenue from two lines of business: mobile telecommunications and government and enterprise. In 2003 and 2004, our mobile telecommunications revenue accounted for 78.3% and 78.2%, respectively, of our revenue and our government and enterprise revenue accounted for 21.7% and 21.8%, respectively, of our revenue. The international component of our mobile telecommunications and government and enterprise businesses have increased substantially from RMB16.3 million in 2003 to RMB85.0 million (US$10.3 million) in 2004. The countries and regions in which we conducted most of our business outside of China in 2004 included India, Indonesia and Thailand.

Mobile Telecommunications

Our principal customers for mobile telecommunications cards are China Mobile and China Unicom, representing 38.8% and 36.8% of our revenue, respectively, in 2003, and 51.1% and 12.0% of our revenue, respectively, in 2004. During 2004, China Mobile experienced stronger business than China Unicom. We are among a small number of companies that have passed qualification procedures to become qualified vendors for China Mobile and China Unicom. We sell our mobile telecommunications cards to China Mobile’s provincial affiliates and to China Unicom pursuant to short-term contracts granted through competitive bidding. We typically enter into supply contracts every three months with China Mobile’s provincial affiliates, and every three to four months with China Unicom. We participate in successive bidding processes to obtain new contracts to provide products for future periods. As a result, the portion of our revenue attributable to each mobile operator varies from quarter to quarter. Our revenue attributable to sales to our mobile telecommunications customers in China has increased steadily. We expect continued growth in the mobile telecommunications market in China to present attractive opportunities to grow our revenue in this line of business.

Sales volumes of our mobile telecommunications cards are directly affected by developments in the overall wireless market, including wireless penetration and subscriber growth rates in new or emerging wireless markets, increased competition for existing subscribers in mature mobile telecommunications markets through the introduction of new value-added services and the deployment of new wireless standards. Our mobile telecommunications cards range from lower-end cards with basic user identification features to high-end cards with enhanced capabilities and features that allow operators to benefit from additional functionalities and to offer more advanced applications to their clients. As penetration rates increase and the market matures, demand generally shifts to higher-end products as new value-added services are introduced to end users and as operators seek to improve their competitiveness and increase average revenue per subscriber. To increase the demand for our cards, we plan to continue to introduce new high-end cards that support multiple new applications provided by wireless operators. We are also expanding our business to south and southeast Asian markets.

Developments in the mobile telecommunications industry also have a significant impact on the prices of our mobile telecommunications cards. Mobile telecommunications card sales have gradually trended toward cards with more memory. As cards of a particular level of memory capacity become the driver of sales volume in the market generally, prices for those cards tend to decline as they are discounted due to high demand volume. Moreover, wireless operators may pursue cost reductions, especially on the lower-end cards. Cards with higher levels of memory capability that are not sold in such high volumes tend to initially provide higher margins than those which have a lower level of memory and which are sold in higher volumes.

Prices for 16K cards have been gradually declining and we expect them to continue declining slowly in the near term. The 32K and 64K cards are enjoying higher margins, which should continue as long as the 16K card drives sales volume. Although the 16K card is still the volume driver for our mobile telecommunications card sales, the 32K card has recently become the revenue driver and is expected to become the volume driver in the short to medium term. In certain markets that are more advanced than the Chinese market, such as Western Europe, 128K cards are now being sold. We believe that sales of such cards, when they are commercialized in China, will present attractive margins. The sales prices of our different mobile telecommunications cards vary mainly as a function of delivery and payment schedules, competition, volume, product feature and sophistication, embedded software and hardware configuration of these cards, as well as the availability of competing products.

Government and Enterprise

The government and enterprise market encompasses several emerging markets, such as the public sector, utility meters and financial services, where the role of microprocessor cards is still being defined in competition with other alternative technologies. Due to the project-based nature of this business as well as the size and limited number of projects, revenue in this sector is volatile and difficult to predict. Contracts in this market often require significant pre-sales investment and lead time and the delivery of significant volumes of cards over long periods of time. Our products comply with applicable industry and national standards. We typically tailor our products to specific customer requirements on a project-by-project basis, increasing the likelihood that we will receive repeat business from our customers or gain sole vendor status. As our products are often customized to particular projects and because the market is emerging, clear trends in pricing have yet to be established.

Our product offerings in the public sector generally consist of sophisticated cards that provide various degrees of security and encryption, particularly for applications in identification, authentication and security of networks and infrastructure.

We believe that utility meters are an attractive emerging market. Since the Chinese government has started to implement peak hour power pricing and graduated water pricing due to China’s limited natural resources, the demand for microprocessor card-based meters supporting these functions is increasing. Prepaid utility metering is also increasingly used to reduce customer credit risk. We believe that demand for meters with our software will increase in the near future. We expect that utility companies and mobile telecommunications operators will pursue wireless smart metering and utility payment applications. We believe that we are well positioned to develop such applications.

Our product offerings in the financial services market currently consist of USB security tokens and e-purse cards. The market for financial cards in China is still developing. If the worldwide migration to the Europay, MasterCard and Visa, or EMV, standards is successful, we expect the implementation of the EMV standards in China to present an attractive opportunity for the growth of our revenue. In the future, we intend to offer EMV cards.

We seek to maximize our government and enterprise revenue by promoting the demand for cards in this market and assisting our customers with the transition from legacy technologies to our technology. We also systematically pursue opportunities to leverage and replicate pilot projects and new products in different geographic markets or into different sectors of government and enterprise. In the public sector in particular, we intend to explore and develop new market opportunities, and endeavor to replicate successful products developed for particular provinces or governmental departments in other provinces and governmental departments and agencies in China. In the financial sector, we intend to leverage our unique relationships with financial institutions in China to enter new product markets such as the EMV product market. We also intend to leverage our leading security technology to integrate telecom and non-telecom functionalities to establish a wireless platform to facilitate transaction services for banks, merchants and customers.

Cost of Revenue

Cost of revenue principally includes cost of microprocessor chips, modules and cards and outsourcing processes, and to a lesser extent also includes the cost of internal personalization processes (including amortization of production equipment), transportation, warranties and inventory impairment. Cost of revenue also includes stock-based compensation of our production personnel.

Historically, our increasing demand for chips has enabled us to negotiate lower prices for semiconductor chips. However, at times when demand for semiconductor chips exceeds their supply, there is less opportunity for attractive pricing. In addition, while the price of microprocessor cards generally decreases with volume and time, it also fluctuates with cyclical supply levels in the semiconductor industry. Nonetheless, the cyclical fluctuation in chip prices may lag behind a corresponding reflection in the sales prices of certain of our cards by several months, or we may not be able to fully reflect chip pricing developments in the pricing of our cards. We intend to procure our supply of microprocessor chips from a more diversified group of suppliers, especially on the low-end cards, with a view to monitoring chip cost more effectively. Aside from cyclical fluctuations in the prices of microprocessor chips, our cost of revenue is relatively stable among the different cards we offer.

We believe that our business model of outsourcing the capital-intensive hardware manufacturing processes and specializing in the higher value-added parts of the supply chain enable us to achieve cost efficiency and greater profitability, in addition to greater flexibility in production capacities. We also continuously monitor our production quality and costs by continuously reviewing existing and alternate outsourcing opportunities. As we endeavor to continue to grow our sales volumes, we expect to further reduce the unit cost of our cards through economies of scale and diversification of our outsourced manufacturer base. Conversely, as we endeavor to grow our international business, we expect our costs of international transportation and distribution to rise concomitantly.

We provide for future warranty obligations upon product delivery. The warranties we provide are generally for a period of 12 months from the date of purchase. Our liabilities under these warranties are to provide a replacement product, repair the product, issue a credit or provide additional compensation to the customer. Factors that affect our liability provision include the number of units delivered, historical experience and our judgment regarding anticipated rates of warranty claims and cost per claim. Although our contracts with China Unicom contain a penalty clause that requires us to supply additional products at volumes up to 150% of the units of products containing specified defects (in addition to replacing or repairing the defective products), we have not historically experienced any warranty claim from China Unicom requiring us to supply more than 100% of the defective products. Therefore, we currently do not include in our estimate of warranty costs an extra warranty portion associated with the possible 50% additional product supply. We periodically assess the adequacy of our recorded warranty liability provision and make necessary adjustments, if any.

Operating Expenses

Research and Development

Our research and development expenses primarily include salary and employee benefits of our research and development staff. We recognize all research and development expenses when they are incurred. As part of our strategy, we intend to expand our research and development activities significantly. Therefore, we expect our research and development expenses to grow significantly and at a higher rate than the rate of our overall revenue growth in the future.

Sales and Marketing

Our sales and marketing expenses primarily include commissions to agents, salary and employee benefits of our sales and marketing staff, including engineering support staff associated with our sales and marketing activities, and travel and entertainment. We expect our sales and marketing expenses to grow at a lower rate than the rate of our overall revenue growth in the future.

General and Administrative

Our general and administrative expenses primarily include salary and employee benefits of our corporate and administrative staff, provision for doubtful accounts, rent for our premises and depreciation of our office equipment. We expect that as a listed company, we will incur significant additional expenses related to reporting, compliance, internal controls and public and investor relations.

Our operating expenses in 2002 also included stock-based compensation of our personnel who were not engaged in production activities.

Stock-based Compensation

While we have not granted stock options, we intend to adopt an employee stock option plan under which we will issue stock options with the right to purchase up to 5% of our outstanding ordinary shares. Stock options will be granted under this plan after the completion of this offering. We intend to use our stock option plan to incentivize our current staff and to attract new employees.

Pursuant to board resolutions of Beijing Watchdata dated February 10, 2001, Beijing Watchdata authorized the grant of 9.1% of its shares on a fully diluted basis, to 33 employees for no consideration, effected as of November 2002. The grant was accounted for using the approximate fair value of the granted shares at the grant date. As a result of the grant, we incurred RMB200,000 as cost of revenue and RMB4.8 million as operating expenses in 2002.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. On an ongoing basis, we evaluate any significant estimates used in preparing our financial statements, including those related to revenue recognition, doubtful accounts, warranty provisions, valuation of inventories, income tax provision and recoverability of deferred tax assets. We base our estimates on historical experience and various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual amounts or values could differ from these estimates. The following are critical judgments, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is normally recognized for products upon delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and the collectibility is probable. Revenue recognition may be deferred if these revenue recognition criteria have not been met in full. Deferred revenue includes (i) amounts in relation to goods delivered prior to obtaining persuasive evidence of arrangements, (ii) sales arrangements with extended payment terms or payment terms which are contingent upon payment from end customers, (iii) revenue for the undelivered maintenance services element of OTA, or over-the-air, cards and (iv) amounts in relation to goods delivered under contractual arrangements requiring subsequent determination of price. Revenue for services is recognized ratably over the service period.

For any sales arrangement where products and services sold are bundled, the total revenue generated from such arrangement is allocated among individual deliverables based on their relative fair values when there are no undelivered elements that are essential to the use of the delivered elements. If the fair value of the delivered element cannot be established, the residual value method is used to record revenue for the delivered element if the fair value of the undelivered element is determinable. Under the residual value method, the fair value of the undelivered element is deferred and the remaining portion of the revenue is allocated to the delivered element, and in each case revenue is recognized when the revenue recognition criteria described above have been met in full for each element.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts relating to estimated losses resulting from the failure of our customers to pay our invoices that are due for payment. We base our allowance on many factors including the likelihood of recoverability of accounts receivable based in the first place on the aging of the balances, and our historical write-off experience with respect to certain types of customers. With respect to our mobile telecommunications customers, we generally book an allowance equal to 50% of receivables that have been outstanding between 180 and 360 days, and 100% of receivables that have been outstanding over 360 days. For our government and enterprise customers, we generally book a 5% allowance on receivables that have been outstanding between 31 and 179 days, a 50% allowance for receivables that have been outstanding between 180 and 360 days, and a 100% allowance for receivables that have been outstanding over 360 days. We periodically review our individual accounts receivable and allowances for doubtful accounts in light of changes in the credit quality of our customers, current collection trends and economic trends that are expected to continue, and make adjustments as appropriate. Actual customer collections could differ from our estimates. Our allowance for doubtful accounts increased from RMB4.2 million as of December 31, 2002 to RMB6.8 million as of December 31, 2003 and RMB7.7 million (US$928,000) as of December 31, 2004. Based on our collection experience and review of accounts receivable in the fourth quarter of 2004, we did not increase our bad debt provision during that quarter. We experienced significant growth in our mobile telecommunications business in 2003 and 2004. Our mobile telecommunications customers in China, China Mobile and China Unicom, generally pay our accounts receivable within 180 days from the invoice date. Consequently, growth of revenue in the mobile telecommunications sector does not necessarily result in commensurate accruals for doubtful accounts. If our recovery experience with respect to China Mobile and China Unicom deteriorates, we may need to consider adjusting our policy for allowance for doubtful accounts.

Bad debts are written off as incurred.

Deferred Tax Assets

We account for temporary differences arising between the tax bases of assets and liabilities and their carrying values in our financial statements using the liability method. Deferred tax liabilities are provided in full on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized. Our assumptions regarding profitability require significant judgment, and changes in these assumptions from period to period may have a significant impact on our reported financial condition and results of operations. As of December 31, 2003 and December 31, 2004, we had recognized RMB7.7 million and RMB14.8 million (US$1.8 million), respectively, of deferred tax assets.

Consolidation of Watch Smart

We have adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN 46R. FIN 46R provides guidance on the identification of entities for which control is achieved through means other than voting rights, which entities are called variable interest entities or VIEs, and on the consolidation of VIEs. On September 6, 2004, Watch Smart became a VIE and its results of operations began to be consolidated in our financial statements pursuant to FIN 46R, because we are the primary beneficiary of the business of Watch Smart pursuant to the economic contracts entered into on September 6, 2004 between Beijing Watchdata and Watch Smart.

Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the eight quarters ended December 31, 2004. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly results of operations on the same basis as our audited consolidated financial statements. This information includes all adjustments that we consider necessary for a fair presentation of our operating results for the quarters indicated. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended
	Mar 31, 2003	Jun 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sept 30, 2004	Dec 31, 2004
	(in thousands of RMB)
Revenue	63,358	83,368	69,062	105,612	104,042	112,273	118,992	154,622
Cost of revenue	(49,495)	(60,564)	(46,256)	(71,495)	(69,950)	(74,778)	(80,490)	(108,983)

Operating expenses
Research and development	(12,090)	(2,326)	(2,370)	(2,379)	(2,126)	(2,960)	(3,308)	(4,947)
Sales and marketing	(6,081)	(8,072)	(9,279)	(13,543)	(9,785)	(10,432)	(10,859)	(14,233)
General and administrative	(2,033)	(2,424)	(3,184)	(3,680)	(5,556)	(4,541)	(3,590)	(366)
Total operating expenses	(10,204)	(12,822)	(14,833)	(19,602)	(17,467)	(17,933)	(17,757)	(19,546)

Operating income	3,659	9,982	7,973	14,515	16,625	19,562	20,745	26,093

Other income (expenses)
Total other expenses	(626)	(717)	(684)	(525)	(1,829)	(744)	(211)	(2,429)

Income before taxes	3,033	9,265	7,289	13,990	14,796	18,818	20,534	23,664
Tax expenses	(471)	(1,436)	(1,130)	(2,170)	(1,504)	(2,368)	(2,401)	(2,523)
Minority interest in (income) losses of consolidated subsidiary	—	—	—	—	—	—	(177)	968

Net income	2,562	7,829	6,159	11,820	13,292	16,450	17,956	22,109

Our quarterly results of operations have been affected by, and are expected to be affected by, a combination of different factors, some of which are discussed in fuller detail below. We experience fluctuations in our sales. In particular, our sales in the first quarter of a year may be affected by the Chinese New Year holidays. In addition, in recent quarters, we have experienced increases in transportation costs incurred to accommodate our increased international sales. We also experience occasional, significant fluctuations in certain categories of our operating expenses, particularly the general and administrative expenses. For example, our general and administrative expenses declined significantly in the fourth quarter of 2004 compared to the previous quarters in 2004, mainly due to a reallocation of bonus accrual to other departments in the amount of RMB2.5 million and a write-back of our bad debt provision in the amount of RMB1.5 million. We did not increase the amount of bad debt provisions in the fourth quarter of 2004, reflecting our positive collection experience and the review of accounts receivable during that quarter. We expect, however, to increase such amount in future periods in accordance with our provisioning policy and based on review of our accounts receivable and collection experience. Please also refer to discussions in this section about general trends we expect to experience going forward. See also “Risk Factors—Risks Related to Our Business—An uneven spread of our revenue over time and customer concentration may cause our quarterly operating results to fluctuate significantly, which could adversely affect the price of our ADSs.”

Results of Operations

The following table sets forth our results of operations expressed as a percentage of our revenue for the periods indicated. Our historical results are not necessarily indicative of results to be expected for any future period.

	Years ended December 31,
	2002	2003	2004
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(73.0)	(70.9)	(68.2)

	27.0	29.1	31.8
Operating expenses
Research and development	(6.8)	(2.9)	(2.7)
Sales and marketing	(25.0)	(11.5)	(9.2)
General and administrative	(8.0)	(3.5)	(2.9)
Stock-based compensation	(6.0)	—	—

Total operating expenses	(45.8)	(17.9)	(14.8)

Operating (loss) income	(18.8)	11.2	17.0

Other income (expenses)
Interest expenses	(1.9)	(0.6)	(0.6)
Interest income	0.4	0.1	0.1
Exchange loss, net	(1.1)	(0.3)	(0.2)
Loss from an equity investee	—	—	(0.3)
Other income (expenses)	—	—	(0.1)

Total other expenses	(2.6)	(0.8)	(1.1)

(Loss) income before taxes	(21.4)	10.4	15.9
Tax benefits (expenses)	3.6	(1.6)	(1.8)
Minority interest in losses of consolidated subsidiary	—	—	0.2

Net (loss) income	(17.8)%	8.8%	14.3%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Our revenue increased by RMB168.5 million, or 52.4%, to RMB489.9 million (US$59.2 million) in 2004 from RMB321.4 million in 2003, mainly as a result of the strong growth in the sales volume of our mobile telecommunications cards both inside and outside China, offset slightly by a reduction in the average selling price of these cards.

Mobile telecommunications. Our mobile telecommunications revenue increased by RMB131.4 million, or 52.2%, to RMB382.9 million (US$46.3 million) in 2004 from RMB251.5 million in 2003. This increase was mainly due to the growth in sales volume of our mobile telecommunications cards both inside and outside China, offset in part by a decrease in the average selling price of our mobile telecommunications cards. Our sales volume for mobile telecommunications cards grew by 68.0% in 2004 as compared to 2003. The growth in sales volume of our mobile telecommunications cards was due to the growth in the overall size of the mobile telecommunications card market as well as the growth in our market share. However, the growth in our market share was slightly hampered by a cyclical chip supply shortage that the chip industry had experienced between the end of 2003 and the end of 2004. The shortage caused us to increase our bid price for mobile telecommunications contracts in order to maintain our profit margin, which has affected our competitiveness and caused us to lose some contracts. We no longer experience a chip supply shortage. The average selling price of our mobile telecommunications cards decreased in 2004 compared with 2003, from RMB9.6 to RMB8.9. Such decrease mainly resulted from industry-wide declines in the prices of cards of a particular level of memory capacity as they became the driver of sales volume in the market. Such industry-wide price declines were offset in part by the increase of high-end cards in our portfolio as a result of our increased offering of new high-end cards. In 2003 and 2004, the volume driver in our mobile telecommunications business was the 16K card, representing 71.6% and 53.1%, respectively, of the number of mobile telecommunications cards sold, and 54.7% and 38.3%, respectively, of our mobile telecommunications revenue. Sales of 32K cards increased from 28.1% to 43.0% of the number of mobile telecommunications cards sold, and from 44.4% to 53.3% of our mobile telecommunications revenue, from 2003 to 2004, becoming the revenue driver. The average selling price of 32K cards exceeded that of 16K cards by 108.2% in 2003, compared with 73.4% in 2004. Sales of 64K cards, which had been insignificant in 2003, represented 4.0% of the number of mobile telecommunications cards sold, and 8.4% of our mobile telecommunications revenue, in 2004. We also improved our penetration of the mobile telecommunications card market in geographic areas in China with higher household income and more attractive demographics.

With respect to customer mix, the increase in our mobile telecommunications revenue in 2004 was attributable to increases in our revenue derived from China Mobile and from international customers. Our revenue from China Unicom decreased in 2004 compared to 2003, primarily due to a decrease in the total volume of SIM cards ordered by China Unicom as a result of stronger business experienced by China Mobile than China Unicom in that period.

Government and enterprise. Our government and enterprise revenue increased by RMB37.2 million, or 53.2%, to RMB107.0 million (US$12.9 million) in 2004 from RMB69.9 million in 2003. This increase was mainly due to an increase in sales volumes of government and enterprise cards by 44.5% in 2004 compared with 2003. The increase in sales volume was the result of an increase in the number of microprocessor card projects in which we participated in 2004 compared to 2003 primarily due to increasing acceptance of our microprocessor card solutions in the government and enterprise market in China, particularly in the financial services and transportation sectors, offset in part by a decline in the identification sector. The increasing acceptance of our cards in the government and enterprise market in China was primarily due to a growing awareness of data security issues in China and increasing market acceptance of microprocessor card technology as an effective and attractive data security solution.

Cost of Revenue

Cost of revenue increased by RMB106.4 million, or 46.7%, to RMB334.2 million (US$40.4 million) in 2004 from RMB227.8 million in 2003. This increase was primarily due to an increase in sales volume, as described above, resulting in a corresponding increase in the cost of materials and outsourcing. As sales of our cards increased in 2004, we sourced more production materials and outsourced more module and card manufacturing, which caused a corresponding increase in our cost of materials and outsourcing (subject to a partial offsetting effect of economies of scale). The increase in our cost of materials was also attributable to the chip supply shortage experienced by the chip industry in 2004, which caused the overall chip price to rise. We no longer experience a chip supply shortage. Our cost of materials and outsourcing increased by RMB94.1 million, or 42.2%, to RMB317.2 million (US$38.3 million) in 2004 from RMB223.1 million in 2003, and accounted for 94.9% and 97.9% of our cost of revenue in 2004 and 2003, respectively.

Gross Profit

Gross profit increased by RMB62.1 million, or 66.4%, to RMB155.7 million (US$18.8 million) in 2004 from RMB93.6 million in 2003, and our gross profit margin increased to 31.8% in 2004 from 29.1% in 2003, in each case primarily as a result of economies of scale and an increased proportion of more technologically advanced, high-end cards in our product mix, which in general command higher pricing and higher margins. For example, the gross margin on our 32K SIM cards exceeded the gross margin on our 16K SIM cards by more than 19 percentage points in 2004. The cyclical chip supply shortage has not materially impacted our gross profit margin because we increased our bid price as our chip cost rose as a result of the shortage.

Operating Expenses

Operating expenses increased by RMB15.2 million, or 26.5%, to RMB72.7 million (US$8.8 million) in 2004 from RMB57.5 million in 2003. This increase was mainly due to increases in our research and development, sales and marketing, and general administrative expenses.

Research and development. Research and development expenses increased by RMB4.2 million, or 45.6%, to RMB13.3 million (US$1.6 million) in 2004 from RMB9.2 million in 2003. This increase was mainly due to an increase in total salary and benefits for research and development personnel in 2004 from 2003. This increase in total salary and benefits accounted for 75.1% of the increase of research and development expenses. Total salary and benefits of research and development personnel increased by RMB3.1 million, or 51.1%, to RMB9.3 million (US$1.1 million) in 2004 from RMB6.1 million in 2003. This increase was due to an increase in headcount associated with an increase in the number of research and development projects undertaken in 2004 and an increase in the average compensation of our research and development personnel.

Sales and marketing. Sales and marketing expenses increased by RMB8.3 million, or 22.5%, to RMB45.3 million (US$5.5 million) in 2004 from RMB37.0 million in 2003. This increase was mainly due to increases in the expenses of Singapore Watchdata due to an expansion of our international business, and in salary and benefits for sales and marketing personnel. These increases were offset in part by a slight decrease in sales commissions.

General and administrative. General and administrative expenses increased by RMB2.7 million, or 24.1%, to RMB14.1 million (US$1.7 million) in 2004 from RMB11.3 million in 2003. This increase was mainly due to an increase in our allowance for doubtful accounts. Our allowance for doubtful accounts increased by 62.2% to RMB4.1 million (US$500,000) in 2004 from RMB2.6 million in 2003, representing 58.0% of the increase in our general and administrative expenses between these two periods. The increase in our allowance for doubtful accounts was mainly due to increases in sales and accounts receivable. We have not changed any significant assumptions or estimates with respect to the provision for doubtful accounts, especially because we have not experienced material collectibility or billing problems with our customers.

Other Expenses

Our other expenses increased by RMB2.7 million, or 104.4%, to RMB5.2 million (US$630,000) in 2004 from RMB2.6 million in 2003, mainly due to a write-off expense for in-process research and development of Watch Smart at the time of acquisition of Watch Smart in the amount of RMB1.4 million (US$173,000) in 2004.

Tax Expenses

Our tax expense increased by RMB3.6 million, or 68.9%, to RMB8.8 million (US$1.1 million) in 2004 from RMB5.2 million in 2003, due to the improved profitability of our business in 2004 compared to 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

Our revenue increased by RMB241.4 million, or 301.7%, to RMB321.4 million in 2003 from RMB80.0 million in 2002, mainly as a result of an increase in our sales volume of mobile telecommunications cards, offset slightly by a reduction in the average selling price of our mobile telecommunications cards.

Mobile telecommunications. Our mobile telecommunications revenue increased by RMB225.4 million, or 860.6%, to RMB251.5 million in 2003 from RMB26.2 million in 2002. This increase was mainly the result of an increase in sales volume in 2003. Sales volumes of mobile telecommunications cards increased by 1,150% in 2003 as compared to 2002. We completed qualification and contract procedures mandated by both China Mobile and China Unicom, our two mobile telecommunications customers, in 2002. Consequently, we began major shipments to these mobile telecommunications customers in late 2002, resulting in a significant increase in sales volume during 2003. China Unicom became our customer at the end of 2002, and we started selling cards to 9 provincial affiliates of China Mobile at the end of 2002 as well. Our sales of mobile telecommunications cards increased dramatically in 2003 because we began selling cards to 15 additional China Mobile provincial affiliates and increased our sales to China Unicom in 2003. The average selling price of our mobile telecommunications cards decreased to RMB9.8 in 2003 from RMB12.7 in 2002. Such decrease resulted from industry-wide declines in the prices of cards of a particular level of memory capacity as they became the driver of sales volume in the market.

Government and enterprise. Our government and enterprise revenue increased by RMB16.0 million, or 29.8%, to RMB69.9 million in 2003 from RMB53.8 million in 2002. This increase was mainly due to an increase in sales volume in 2003. Our sales volume of cards to the government and enterprise sector increased by 50.0% in 2003. This increase in sales volume resulted from an increase in the number of microprocessor card projects in which we participated in 2003, particularly in the identification, utilities, transportation and e-government sectors.

Cost of Revenue

Cost of revenue increased by RMB169.4 million, or 290.2%, from RMB58.4 million in 2002 to RMB227.8 million in 2003. This increase was primarily due to the increase in our sales volume in 2003, as described above, resulting in a corresponding increase of the cost of materials and outsourcing, which grew by 313.0% to RMB223.4 million in 2003 from RMB54.1 million in 2002, and accounted for 98.1% and 92.7% of our cost of revenue in 2003 and 2002, respectively. As sales of our cards increased in 2003, we sourced more production materials and outsourced more module and card manufacturing, which caused a corresponding increase in our cost of materials and outsourcing (subject to a partial offsetting effect of economies of scale).

Gross Profit

Gross profit increased by RMB72.0 million, or 332.8%, to RMB93.6 million in 2003 from RMB21.6 million in 2002. This increase in gross profit resulted primarily from the increase in our sales volume of mobile telecommunications cards. Our gross profit margin increased to 29.1% in 2003 from 27.0% in 2002, primarily due to improved economies of scale in our cost of materials and outsourcing.

Operating Expenses

Operating expenses increased by RMB20.8 million, or 56.7%, to RMB57.5 million in 2003 from RMB36.7 million in 2002. This increase was mainly due to increases in our research and development, sales and marketing, and general administrative expenses.

Research and development. Research and development expenses increased by RMB3.7 million, or 67.9%, to RMB9.2 million in 2003 from RMB5.5 million in 2002. This increase was mainly due to an increase in total salary and benefits for research and development personnel from 2002 to 2003, accounting for 81.2% of the increase of research and development expenses. Total salary and benefits of research and development personnel increased by RMB3.0 million, or 96.4%, to RMB6.1 million in 2003 from RMB3.1 million in 2002. This increase was due to an increase in headcount associated with an increase in the number of research and development projects undertaken in 2003 and an increase in the average compensation of our research and development personnel.

Sales and marketing. Sales and marketing expenses increased by RMB17.0 million, or 85.1%, to RMB37.0 million in 2003 from RMB20.0 million in 2002. This increase was mainly due to increases in commissions to agents and total salary and benefits of our sales and marketing personnel. Commissions to sales and marketing agents increased by RMB12.0 million, or 403.1%, to RMB15.0 million in 2003 from RMB3.0 million in 2002, accounting for 70.9% of the increase of sales and marketing expenses. The increase of sales commissions was directly related to the increase in sales over this period, in particular in the mobile telecommunications sector. Commission rates were higher during the first full year of sales to China Unicom and provincial affiliates of China Mobile. Total salary and benefits of our sales and marketing personnel increased by 90.3% to RMB8.9 million in 2003 from RMB4.7 million in 2002 due to an increase in headcount and average compensation of our sales and marketing personnel.

General and administrative. General and administrative expenses increased by RMB4.9 million, or 76.2%, to RMB11.3 million in 2003 from RMB6.4 million in 2002. This increase was mainly due to an increase in total salary and benefits of our administrative personnel and an increase in allowance for doubtful accounts. Total salary and benefits of our administrative personnel increased by RMB2.5 million, or 87.8%, to RMB5.3 million in 2003 from RMB2.8 million in 2002, representing 50.8% of the increase in general and administrative expenses. This increase was mainly the result of an increase in headcount and average compensation of our administrative personnel. Our allowance for doubtful accounts increased by 111.3% to RMB2.6 million in 2003 from RMB1.2 million in 2002 as a result of increased sales to government and enterprise customers.

Stock-based compensation. We did not incur any stock-based compensation expense in 2003. However, we incurred RMB4.8 million stock-based compensation expense in 2002 related to a grant of shares by Beijing Watchdata to certain of its research and development, sales and marketing, and general and administrative operating personnel.

As a result, we generated income from operations of RMB36.1 million in 2003. We, however, suffered a loss from operations of RMB15.0 million in 2002.

Other Income (Expenses)

Our other expenses increased by RMB451,000, or 21.5%, from RMB2.1 million in 2002 to RMB2.6 million in 2003, largely due to an increase in our interest expenses. Interest expenses increased by 26.1% to RMB1.9 million in 2003 from RMB1.5 million in 2002. This increase was mainly due to the amount of borrowing during the year.

Tax Benefits (Expenses)

We recorded a tax expense of RMB5.2 million in 2003, compared to a tax benefit of RMB2.9 million in 2002. This increase in tax expenses was due to the improved profitability of our business in 2003.

Liquidity and Capital Resources

Liquidity

Our main sources of liquidity in the periods under review consisted of cash provided by our operating activities and short-term bank borrowings. We have borrowed funds in the past in a manner we believe is consistent with the scale of our business.

As of December 31, 2004, we had RMB46.6 million (US$5.6 million) of unrestricted cash, compared with RMB47.4 million as of December 31, 2003. As of December 31, 2004, we had RMB36.0 million (US$4.3 million) of restricted cash, compared with RMB24.9 million as of December 31, 2003. Our restricted cash position as of December 31, 2004 was related to (i) interest-bearing demand deposit accounts we placed with financial institutions for banking facilities granted by such financial institutions to one of our subsidiaries and (ii) deposits we made in the ordinary course of our business for obtaining letters of credit required by some of our chip suppliers as a payment mechanism. The increase in our restricted cash position during 2004 was primarily due to an increase in the deposits referred to in (ii) above.

As of December 31, 2002, we had credit arrangements which consisted of short-term facilities of US$1.5 million and a standby letter of credit/banker’s guarantee of up to US$2.3 million from DBS Bank Ltd. (Beijing Branch), or DBS. These credit arrangements were secured by U.S. dollar fixed deposits of US$2.6 million. The short-term facilities were subject to a weighted average interest rate of 4.1%. The standby letter of credit/banker’s guarantee was used to secure a short-term bank loan of RMB18.0 million, which was subject to a weighted average interest rate of 5.8% and was repaid in 2003. In addition, we had RMB3.5 million of unsecured loans from third parties, which were subject to a weighted average interest rate of 6.9% and were repaid in 2003.

As of December 31, 2003, we had short-term facilities of US$7.3 million from DBS, US$6.0 million of which was drawn and secured by fixed deposits in an amount of not less than US$4.3 million and certain accounts receivable. The facilities were subject to a weighted average interest rate of 2.7% per annum and were denominated and repayable in U.S. dollars. In addition, we had a short-term bank loan of RMB10.0 million (US$1.2 million), which was secured by two copyrights of our company. This loan was subject to a weighted average interest rate of 5.5% and was repaid in September 2004.

As of December 31, 2004, the DBS facilities had been consolidated and the size of the facility had been increased from US$7.3 million to US$9.3 million, and US$8.3 million had been drawn under the facility. The facility is secured by fixed deposits in an amount of not less than US$4.2 million, and is subject to an annual interest rate of LIBOR plus 1.3%. In addition, we had an unsecured short-term loan of RMB15.0 million (US$1.8 million) from Shanghai Pudong Development Bank. This loan was subject to a monthly interest rate of 0.4425% and will expire and be repaid in May 2005.

Cash Flows

The following table sets forth the cash flows from operating, investing and financing activities for the periods indicated.

	Years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(17,165)	24,991	332	40
Net cash (used in) provided by investing activities	(3,238)	(5,934)	(36,688)	(4,433)
Net cash (used in) provided by financing activities	3,804	24,062	35,633	4,305

Cash Flows from Operating Activities

As of December 31, 2004 we had RMB46.6 million (US$5.6 million) of cash and cash equivalents. Our net cash generated from operating activities was RMB332,000 (US$40,000) in 2004, compared to RMB25.0 million in 2003. The decrease in cash flows from operating activities in 2004 compared to 2003 resulted mainly from a working capital outflow of RMB79.5 million in 2004, compared to RMB14.1 million in 2003. The working capital outflow in 2004 consisted primarily of an increase in accounts receivable of RMB124.0 million, mainly resulting from our increased sales. The working capital outflow was also in part attributable to an increase in inventories of RMB60.2 million and an increase in deferred cost of RMB45.3 million, in each case mainly resulting from our increased sales. The increase in our inventories during 2004 was also attributable to the fact that the chip supply shortage which began at the end of 2003 caused our inventory levels of raw materials and finished goods at December 31, 2003 to be much lower than normal or desirable. We set our inventory levels based on our internal planning, taking into consideration purchase orders received and customer contracts, with a view to maintaining a reasonable level of inventory adequate to meet projected demand. At December 31, 2004, 92.2% of our inventories were less than three months old and 98.8% were less than six months old. Accordingly, our inventories as of December 31, 2004 were substantially made up of new materials and products that we expected to use or sell. The increases in accounts receivable, inventories and deferred cost in 2004 were in part offset by increases in deferred revenue of RMB60.5 million and in accounts payable to our suppliers of RMB64.1 million, in each case mainly resulting from our increased sales. The increase in working capital outflow in 2004 compared to 2003 was partially offset by an increase in our net income of RMB41.4 million from 2003 to 2004.

Our net cash generated from operating activities was RMB25.0 million in 2003, compared to a cash outflow of RMB17.2 million in 2002. The increase in cash flows from operating activities resulted mainly from the improvement in our net profit, which increased by RMB42.6 million in 2003. The increase in net cash generated from operating activities for 2003 was offset in part by a working capital outflow of RMB14.1 million in 2003, compared with RMB10.7 million in 2002. The working capital outflow in 2003 consisted primarily of an increase in accounts receivable of RMB27.7 million and an increase in inventories, primarily work in progress, of RMB15.6 million, in each case directly resulting from our increased sales, and in part offset by an increase in deferred revenue of RMB8.7 million associated with timing differentials between the shipment and the documentation of certain sales and by an increase in accounts payable to our vendors of RMB33.2 million which were both also directly related to an increase in sales. The working capital outflow in 2002 consisted primarily of an increase in accounts receivable of RMB32.1 million reflecting our increased sales, offset primarily by an increase in accounts payable to our vendors of RMB14.9 million.

Cash Flows from Investing Activities

Our net cash outflow from investing activities amounted to RMB36.7 million (US$4.4 million) in 2004, compared to RMB5.9 million in 2003. Our net cash outflow from investing activities in 2004 consisted mainly of our investment in Watch Smart of RMB26.0 million (US$3.1 million).

Our net cash outflow from investing activities amounted to RMB5.9 million in 2003, compared to RMB3.2 million in 2002. Our net cash outflow from investing activities in 2003 and 2002 consisted mainly of capital expenditures in personalization equipment, computers, leasehold improvements and investments in vehicles necessitated by the expansion of our business activities.

Cash Flows from Financing Activities

Our net cash inflow from financing activities was RMB35.6 million (US$4.3 million) in 2004, compared to RMB24.1 million in 2003. Our net cash inflow from financing activities in 2004 consisted primarily of cash advances from Watch Smart in March and June 2004 in the aggregate amount of RMB40.0 million (US$4.8 million) and a net increase in short-term bank loans of RMB34.0 million (US$4.1 million). We centrally manage as part of our working capital the net cash of Watch Smart in the amount of RMB40.0 million, which includes the equity contributions made by us and Tianjin Tongren to Watch Smart’s capital in June 2004. In 2004, we paid dividends of RMB12.8 million to our shareholders.

Our net cash inflow from financing activities was RMB24.1 million in 2003, compared to RMB3.8 million in 2002. Our net cash inflow from financing activities in 2003 consisted primarily of an increase in short-term bank loans of RMB47.2 million, compared with RMB21.5 million in 2002. We repaid short-term bank loans in the amount of RMB21.5 million in 2003 and RMB18.0 million in 2002.

We expect that our net proceeds from this offering, current cash, cash flows from operations, together with amounts available under our existing loan facilities, will be sufficient to meet our expected liquidity and capital expenditure needs for the next twelve months. We have no current plans to obtain additional financing following the closing of this offering. Nonetheless, we may need to revise our plans in order to fund the expansion of our business or investments in companies with complementary operations. We cannot assure you that we would be able to raise additional capital through bank borrowings or issuances of debt or equity securities, and the commercial attractiveness of such further borrowings or issuances would be affected by factors such as the situation of the capital markets and prevailing interest rates, many of which are beyond our control.

Accounts Receivable

Our gross accounts receivable (before allowance for doubtful accounts) at December 31, 2004 amounted to RMB197.8 million (US$23.9 million), compared to RMB75.4 million at December 31, 2003. Our accounts receivable comprise two components, earned accounts receivable and deferred accounts receivable. Earned accounts receivable correspond to the amount of revenue recognized, and deferred accounts receivable correspond to the amount of deferred revenue, which is further explained in the next paragraph. At December 31, 2004, our earned accounts receivable balance was RMB116.7 million (US$14.1 million), compared to RMB45.2 million at December 31, 2003, and our deferred accounts receivable balance was RMB81.1 million (US$9.8 million) at December 31, 2004, compared to RMB30.2 million at December 31, 2003.

Deferred revenue comprises four components: (i) amounts in relation to goods delivered prior to obtaining persuasive evidence of arrangements, (ii) sales arrangements with extended payment terms or payment terms which are contingent upon payment from end customers, (iii) revenue for the undelivered maintenance services element of OTA cards and (iv) amounts in relation to goods delivered under contractual arrangements requiring subsequent determination of price. The first and second components were the main causes for the increase in deferred revenue in 2004. Our deferred revenue increased from RMB27.3 million to RMB95.6 million (US$11.6 million) from December 31, 2003 to December 31, 2004.

The increase in our accounts receivable from December 31, 2003 to December 31, 2004 was due in part to increased sales and shipments from 2003 to 2004. The level of our accounts receivable at December 31, 2004 also reflected in part a relative lengthening of the period over which we filled customer orders and collected the related accounts receivable in 2004, primarily because we experienced a series of large orders of mobile telecommunications cards that could only be filled in a number of batches over an extended period of time due to the larger order size and also to delays in the availability of chips caused by the chip shortage in 2004. We often fill orders from our mobile telecommunications customers in batches. The larger the order size, the more batches need to be delivered to fill the entire order, and the longer the period of time over which the entire order is filled. Our mobile telecommunications customers typically pay for an order when the entire order is filled. As a result, as the period over which we fill an order in batches lengthens, accounts receivable with respect to orders filled in batches accumulate until the order is completed, and the collection period lengthens correspondingly. Upon delivery and acceptance of a batch of products (but before we collect the payment), we either record earned accounts receivable for such products if all of the revenue recognition criteria have been met, or record deferred accounts receivable if the revenue recognition criteria have not been met in full. Therefore, a lengthening of the order completion and collection period in 2004 as described above caused an overall increase in our accounts receivable, including both earned accounts receivable and deferred accounts receivable. Our accounts receivable balances include accounts receivable in respect of orders that have been filled and are awaiting payment in the ordinary course by the customer, and accounts receivable in respect of orders fulfillment of which is still in progress. We have started to actively manage our product delivery cycle by pursuing, where possible, the organization of large customer programs in sequential, smaller contracts permitting payments that track order fulfillment more promptly.

We did not modify our collection policies and do not expect material changes of our customers’ payment practices. Of our earned accounts receivable balance at December 31, 2004 of RMB116.7 million (US$14.1 million), RMB76.7 million (US$9.3 million) had been collected as of March 24, 2005, without concessions.

Our allowance for doubtful accounts at December 31, 2004 was RMB7.7 million (US$928,000), compared to RMB6.8 million at December 31, 2003, mainly due to increases in sales and accounts receivable. As sales increase was stronger in our mobile telecommunications business, the allowance for doubtful accounts did not increase commensurate with our overall sales in accordance with our policy regarding allowance for doubtful accounts and our collection experience with our mobile telecommunications customers. See “Critical Accounting Policies—Allowance for Doubtful Accounts” for a more detailed description of our policy regarding allowance for doubtful accounts and our collection experience.

Contractual Obligations

The table below sets forth information regarding our contractual obligations as of December 31, 2004 due for the periods indicated.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Long-term debt obligations	—	—	—	—	—
Capital (Finance) lease obligations	—	—	—	—	—
Operating lease obligations (1)	8,716	3,067	5,649	—	—
Purchase obligations (2)	125,653	125,653	—	—	—

Total	134,369	128,720	5,649	—	—

(1)	Consists of operating leases for our office space.
(2)	Purchase obligations consist of purchase orders outstanding to our various chip suppliers and are net of VAT.

On September 6, 2004, we entered into a shareholders agreement with Tianjin Tongren, in which we granted Tianjin Tongren a put option to sell all (but not less than all) of its equity interest in Watch Smart at a price equal to Tianjin Tongren’s cost in the amount of RMB15.3 million plus 3% per annum, subject to compliance with applicable laws.

Sesame Seed Group Limited, or Sesame Seed, one of our principal shareholders, has made a fixed deposit of US$1.5 million with DBS as a part of the security for our US$9.3 million credit facility with DBS. In the event that the deposit of Sesame Seed is drawn or foreclosed upon, Sesame Seed will be subrogated in the rights and claims of DBS against us to repay the corresponding portion of our loan from DBS.

Off-balance Sheet Arrangements

We currently do not have any outstanding off-balance sheet arrangements.

Market Risk

General Market Risks and Management

We currently do not engage in risk management transactions. We may consider opportunities to conduct risk management transactions in the future if doing so would be appropriate in light of the evolution of our business.

Management of Exposure to Currency Exchange Rate Fluctuations

Our sales are generally made in RMB, while our production costs are incurred in RMB, euros and U.S. dollars. In particular, a portion of our purchases of semiconductor chips are denominated in euros. Although we attempt to match the currencies of our revenue and expenses in order to naturally hedge our exposure to foreign currency fluctuations, our results of operations may be affected by such fluctuations. Foreign currency fluctuations have in the past had, and may in the future have, a noticeable effect on our results of operations. We have not engaged in currency hedging, but we may consider currency hedges in the future if and as appropriate.

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. Our most important customers are China Mobile and China Unicom. Our accounts receivable from China Mobile as of December 31, 2004 were RMB88.3 million (US$10.7 million), or 46.5% of our total accounts receivable, compared with RMB30.4 million, or 44.3% of our total accounts receivable, as of December 31, 2003. Our accounts receivable from China Unicom as of December 31, 2004 were RMB30.9 million (US$3.7 million), or 16.3% of our total accounts receivable, compared with RMB13.1 million, or 19.0% of our total accounts receivable, as of December 31, 2003. Our collection experience with both China Mobile and China Unicom has been good. They generally pay our accounts receivable within 180 days from the invoice date.

Interest Rate Risk

At our historical and expected levels of borrowing, we do not view interest rate risk to be material to our business.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8%) and 1.2% in 2001, 2002 and 2003, respectively. However, following a 2.8% increase in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% increase in the month of April 2004, in each case compared to the same period in 2003, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The change in the Consumer Price Index in China was 3.9% in 2004. The Chinese government may introduce further measures intended to reduce the inflation rate in China. We cannot assure you that these measures will not have a significant impact on our business. Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an impact on China’s economy and the performance of China’s microprocessor card market, which may adversely affect our business and financial results.

Impact of Foreign Currency Exchange Rates

Although we generate most of our revenue in RMB, we incur a portion of our cost of revenue in euros. In 2003 and 2004, a portion of our purchases of semiconductor chips was denominated in euros. We are increasingly sourcing semiconductors under U.S. dollar-denominated contracts. To date, foreign exchange fluctuations generally have not had a material impact on our earnings, except that in 2002, our foreign exchange loss constituted 6.2% of our net loss. If we grow our international business and have an increasing amount of our sales denominated in foreign currencies, our gross profit may be significantly affected by fluctuations in currency exchange rates in the future because our revenue and our cost of revenue may be recorded in different currencies. We seek to manage our exposure to currency fluctuations by increasing the proportion of our costs incurred in RMB or U.S. dollars, for example, through the selection of our chip suppliers, and in the future we intend to begin hedging the remaining balance as we deem appropriate.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, ”Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material effect on our results of operations or financial condition.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. Since we have no stock option plan in existence, we do not expect the adoption of SFAS 123(R) to have a material effect on our results of operations or financial condition prior to the issuance of stock options under any new stock option plan that we may adopt.

Taxation

Under the current laws of the Cayman Islands, we are not subject to Cayman Islands tax on income or capital gain. Under the current tax laws and regulations of the British Virgin Islands, dividends paid to us by Strategic Triumph are not subject to any British Virgin Islands income or withholding tax. However, our revenue is primarily derived from our business operations in China conducted through Beijing Watchdata and its affiliate, Watch Smart. Under current Chinese tax regulations, dividends paid to us or Strategic Triumph by Beijing Watchdata are not subject to any Chinese income or withholding tax.

Beijing Watchdata’s income in China is subject to EIT, which is generally assessed at a rate of 30% on a company’s taxable income. Since 1995, Beijing Watchdata has been entitled to a preferential EIT rate of 24%, which was further reduced in each of the years between 1995 and 2003. In 2001 and 2002, Beijing Watchdata was entitled to a 50% reduction in its EIT rate, thereby making its effective EIT rate equal to 12%. In May 2004, Beijing Watchdata was designated, collectively by the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Commerce and the State Administration of Taxation, pursuant to the Interim Measures for Verification and Administration of the Key Software Enterprise in the Plan of the State, as a “key software enterprise” for the fiscal year ended December 31, 2003. As a result, Beijing Watchdata was entitled to an even lower effective EIT rate of 10% for the fiscal year ended December 31, 2003. Beijing Watchdata’s status as a key software enterprise, which determines whether it qualifies for the 10% EIT rate, is re-assessed on an annual basis by the designating governmental authorities. As of the date of this prospectus, no reassessment has been made by the authorities for the fiscal year ended December 31, 2004.

Beijing Watchdata is also subject to VAT on its total sales of products, provision of processing, repairs and replacement services, and the importation of goods, according to the laws of the People’s Republic of China. Beijing Watchdata is currently entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such rebate is required to be used for purposes of funding Beijing Watchdata’s research and development or capacity expansion. Beijing Watchdata’s status as a general taxpayer, which determines its entitlement to the VAT rebate, is re-assessed on an annual basis by the relevant governmental authority or tax bureau.

Beijing Watchdata has been exempted from the 3% local income tax since 1995.

A portion of our revenue is derived from Singapore Watchdata, which was subject to a statutory tax rate of 22.0%, 22.0% and 20.0% in 2002, 2003 and 2004, respectively.

BUSINESS

Overview

We are one of the leading providers in China of operating system software with data security and encryption functions. Our software is embedded in decentralized or personal devices such as microprocessor cards, security tokens and other hardware devices. Our business model is to provide operating system software for a variety of security hardware devices. Currently, our software is most commonly deployed in microprocessor cards.

Our software is designed to assist our customers with a broad range of security requirements, including verification of user identity, maintenance of data confidentiality, protection of data integrity, access control and the establishment of transaction records which cannot be repudiated. Our customers include operators of mobile telecommunications networks, public authorities, health care systems, utility companies, financial services and public transportation systems. We believe that our expertise in high-end, low-cost production and product customization and personalization is exceptional in our industry. We outsource microprocessor card production processes that involve capital-intensive equipment, such as the mechanical assembly of cards, and specialize in the high value-added parts of the supply chain, such as the development of operating systems and personalization.

Our business was established in 1994. In 1996, we developed China’s first proprietary card operating system, TimeCOS. Since then, we have played a key role in the introduction of microprocessor card technology to the Chinese market, and our production of microprocessor cards and related products and services has grown rapidly and steadily. We shipped approximately 51 million microprocessor cards in 2004, more than eight times the approximately 6 million units shipped in 2002. During the same period, our revenue rose by 512.4% from approximately RMB80.0 million in 2002 to RMB489.9 million (US$59.2 million) in 2004.

The corporate headquarters and production facilities of our main operating subsidiary, Beijing Watchdata, are located in Beijing. Beijing Watchdata has branch offices and representative offices in Shanghai, Guangzhou, Chengdu and Hohhot as of the date of this prospectus. The corporate headquarters of our other operating subsidiary, Singapore Watchdata, are located in Singapore.

Industry Overview

Individuals, corporations and governments increasingly rely upon electronic and wireless networks to communicate, access information and conduct transactions. These network environments have different security requirements than those used in traditional interactions. Given the lack of physical signposts that have traditionally created trust in face-to-face interactions, solutions for security and authentication become critical in electronic and wireless network environments. As the volume of transactions taking place in such network environments grows rapidly, the risks of fraud and the challenges of maintaining the confidentiality and integrity of data, communications and transactions have increased correspondingly.

Data security consists of authentication, access control, confidentiality, data integrity and non-repudiation. Non-repudiation refers to the undeniable proof that transactions or transmissions of data, once committed or initiated, are valid, binding and irrevocable. Authentication, in particular, is a critical element of access control, confidentiality, data integrity and non-repudiation. In order to provide access to a network or to sensitive information, the network must be able to identify the user accurately. The introduction of the use of PINs and the use of symmetric encryption algorithms are important first steps toward electronic data protection. A leading advanced authentication technology is public key infrastructure, or PKI, which relies on a public-private key pair to encrypt and decrypt data and to generate digital signatures and certificates. PKI encryption also protects data communication against corruption, and the communications can be made irrevocable and definitive through the use of digital signatures. User identification through verification of biometric features such as fingerprints and iris scans is expected to further enhance security in a range of applications in the near future.

The demand for data security solutions is particularly substantial and urgent in China, as China currently lacks a widely accepted trust infrastructure to prevent online fraud and to achieve network security. The data security infrastructure that exists in China today is highly fragmented. Market-wide standards or specifications for which type of technology to be used have yet to be developed, adopted, and implemented, and there are substantial discrepancies in the level of security provided by the available data security products and services. Similar situations exist across emerging markets, providing opportunities for us to expand our business in those markets.

Microprocessor Cards as an Enabling Platform

Microprocessor cards provide an effective platform upon which a trust infrastructure can be established to perform authentication and other data security functions. As a result, the global market for smart card products and services has grown steadily and rapidly since the introduction of the first card in 1983. According to Eurosmart, global sales of smart cards have grown from 398 million sold in 1999 to 979 million sold in 2003, representing a compound annual growth rate of 25.2%. Eurosmart expects global smart card sales to grow to 1.5 billion units in 2005. According to a report entitled “The Chinese Market for Smart Cards (2003 Edition)” published by IMS Research in September 2003 (as updated on April 28, 2004 with respect to mobile telecommunications smart card data, the “IMS Report”), the market for smart cards in China is forecast to grow from an estimated 264.5 million units in 2003 to an estimated 470.2 million units in 2008.

Microprocessor cards are capable of storing and processing data and transferring processed data to a network reader. The operating system embedded in the card manages various core functions of the card, such as memory, security features, crypto-engines and communication interfaces, and enables applications and software programs to run on the card. It controls the exchange of data between the card reader and the microprocessor card. Through the reader, the network operator or card issuer can authenticate the card user’s identity by verifying the legitimacy of the card and by identifying the end user through a built-in security device, before proceeding with a specific transaction. After the card user’s identity has been authenticated, the reader can access and modify the data stored on the card, transfer information from and to the card and allow applications or software programs stored on the card to interact with software applications that run on the network operator’s server.

We believe the most important features that make microprocessor cards highly attractive to network operators, financial institutions and end users are:

•	Security. Microprocessor cards can store complex algorithms and keys that can be used to encrypt information exchanged between a card and a network and to identify a user, a card or a network. Storing data in this manner makes it extremely difficult to access or tamper with the data.

•	Portability and decentralization. The cardholder can use his or her personal data or preferences by simply transferring the card among different types of devices. As user-specific data are kept on the card, at the periphery of systems and networks, system and network efficiency is enhanced through faster, local and decentralized processing and verification of security data.

•	Flexibility. Microprocessor cards are capable of running multiple remotely downloadable and upgradeable application software programs that enable card issuers and network operators to offer a range of services through a single card.

•	Cost effectiveness. Microprocessor cards are a particularly cost-effective solution to provide users of networks and infrastructures with decentralized authentication or data security devices.

Microprocessor card technology is developing rapidly as the capability of microprocessor chips to conduct sophisticated operations continually expands. Some of the most important recent technological developments include:

•	Open-platform operating systems. Open-platform operating systems for microprocessor cards contain an interpreter of the operating system and an interface, which permits third-party software programmers to develop applications irrespective of the card manufacturer. As a result, new value-added services can be introduced to customers in a relatively shorter time.

•	PKI technology. Microprocessor cards enable card issuers to enhance the security and flexibility of PKI-based systems by storing digital certificates and keys on the cards and by revoking certificates and changing authorization levels, when necessary, remotely without issuing new cards. A digital certificate is an electronic sequence that establishes the user’s credentials when doing business or other transactions on the Internet. It is issued by a certification authority, a trusted third party that takes responsibility for issuing public/private keys, signing certificates and vouching for the binding of a particular key to a particular user. A digital certificate contains the user’s name, a serial number, expiration dates, a copy of the user’s public key and the digital signature of the certification authority so that a recipient can verify that the certificate is real.

•	RF technology. Radio frequency, or RF, technology enables cards to receive and transmit data and interact within close proximity of, but without physical contact with, the reader through an embedded antenna. This technology enables high-speed information exchange and increases hardware lifetime.

•	Multiple-interface cards. This type of card can be used and accessed through multiple interfaces, including traditional readers, contactless devices and USB keys. This technology ensures maximum flexibility in card access.

•	Biometric technology. This technology allows identification through physical traits, such as fingerprints, hand geometry and retina scans, that are stored on the cards and read by authentication devices such as electronic fingerprint readers or retina scanners.

Mobile Telecommunications

The mobile telecommunications market is the largest market for microprocessor card products around the world. Eurosmart estimates that 430 million microprocessor cards for use in mobile phones were sold internationally in 2002 and expects sales to increase to 1.0 billion cards in 2005, representing a compound annual growth rate of 32.5%. Microprocessor cards are used by mobile telecommunications operators for user authentication, management of wireless subscriptions and provision of value-added services. Three main types of microprocessor cards are currently used in the mobile telecommunications industry: Subscriber Identification Module, or SIM, cards for the global system for mobile communications, or GSM, standard; User Identity Module, or UIM, cards for the code division multiple access, or CDMA, standard; and USIM cards for the new 3G mobile networks.

Mobile telecommunications devices, including mobile phones and blackberries, contain slots into which mobile telecommunications smart cards are placed. The basic function of smart cards is to enable user authentication, which allows the mobile network operator to grant a verified subscriber access to the network without compromising the security of the network. In addition, smart cards also enable the mobile network operator to manage wireless subscription, including the type of subscription and network access, billing and roaming preferences. Subscribers can store personal information, such as a personal directory of numbers, on the card, which is removable and can be inserted into and used in any mobile phone using the relevant network.

The key drivers of mobile telecommunications card product sales have been subscriber growth, subscriber turnover, or churn, and offerings of premium value-added services such as short message service and international roaming among different wireless networks. Adding applications on mobile telecommunications cards also requires the use of higher-end chips that have the processing power and memory capacity to run the additional applications. The market will also benefit from the migration to emerging wireless standards, including 3G networks, that require sophisticated microprocessor cards. The prevalence of “pre-paid” SIM cards in countries such as China has led to frequent replacement of, and therefore a large demand for, new SIM cards.

The mobile telecommunications microprocessor card market in China has shown a steady and rapid growth over the past decade. Shipments of mobile telecommunications microprocessor cards reached 237.6 million units in 2003, a substantial increase from 102.7 million units shipped in 2002, according to the IMS Report. The mobile telecommunications market in China still has a relatively low penetration rate, mostly due to China’s large population. China is the largest SIM card market in the world today, accounting for approximately 35.5% of the global SIM card market in 2003, calculated based on shipment data from Eurosmart and the IMS Report. Customer churn rates are high, resulting in a greater demand for SIM cards. In addition, severe competition has increasingly led wireless operators to offer premium value-added services, principally through higher-end SIM cards with greater memory capacity and processing power.

Government and Enterprise

Numerous government authorities have commenced implementing electronic systems to replace paper records in a wide range of areas. For example, social security cards, identity cards, passports, driver’s licenses and health cards are being introduced that can be verified, tracked and updated through electronic networks. Public authorities and private businesses increasingly use microprocessor cards to ensure data security and access control. We expect the continued adoption of microprocessor cards in this area to be driven principally by public security requirements (particularly since September 11, 2001), and the need to reduce fraud and forgery, to control costs in the administration of government services and to maintain the privacy and confidentiality of sensitive personal information. In addition, other sectors, such as the transportation sector, have also adopted microprocessor cards to provide an easy-to-use and cost-effective basis for high-speed transactions. In the transportation sector, there is a small but growing market for purely contactless microprocessor cards and dual-interface microprocessor cards that combine contact and contactless functionalities.

Contracts for government and other public sector applications are typically long-term and are offered through public tender and procurement or competitive bidding procedures. Each of these contracts generally provides for the development of systems with customized specifications based on highly specific requirements. The highly customized nature of these projects facilitates recurring business with a customer once a contract is awarded, and puts the initial vendor in a favorable position for repeat business.

The use of microprocessor card-based systems in financial services is driven mainly by the desire to reduce levels of fraud associated with more traditional systems, such as magnetic stripe financial cards. Financial microprocessor cards store a specific cardholder profile that allows the cardholder to carry out a secure transaction at a point-of-sale terminal without online authorization. Microprocessor cards also enable financial institutions to offer multiple applications, such as credit/debit, e-purse, loyalty programs and other value-added services, through a single card connected to a network via readers. Most large financial card networks have standardized their respective payment systems to enhance interoperability and security. EMV has adopted a common specification for credit/debit cards known as the EMV standard, which is based on microprocessor cards. MasterCard and Visa have announced worldwide migration deadlines for the EMV standard, with the deadline in Europe being January 2005 and the deadline in Asia being January 2006. We believe that next-generation banking and financial services will increasingly involve microprocessor card technology, although the migration process might be slow and costly because of the need to replace existing terminals with devices capable of reading microprocessor cards and to implement related network infrastructure.

Since 1993, the Chinese government has launched numerous programs to encourage the development of secure networks and transaction infrastructures, including the adoption of e-purse and other microprocessor-based banking cards and the implementation of a nationwide economic and trade information network to administer commodities trading. Local governments are also taking initiatives to adopt and implement smart card systems in transportation and utilities. These government-led initiatives present a major opportunity in China for businesses developing highly secure trust infrastructures for the public sector. In the financial services area in China, debit cards are more common than credit cards, although they present a higher security risk for the user than credit cards. Consequently, demand for improved security in financial transactions in China is high. The less prevalent use of magnetic stripe cards in China than in other countries makes it less costly and time-consuming to adopt microprocessor card-based systems. Microprocessor card technology has been adopted by most of the major banks in China, including the Agricultural Bank of China, the Industrial and Commercial Bank of China, the Bank of China, the China Construction Bank and the China Merchant Bank. In China, an estimated 26.9 million microprocessor cards were sold to government and enterprise sectors in 2003, according to the IMS Report.

Our Solution

We provide embedded data security and authentication operating system software for a variety of security hardware devices, although a substantial proportion of our software is currently deployed in microprocessor cards. We design our software to assist our customers with a broad range of security requirements, including verification of user identity, maintenance of data confidentiality, protection of data integrity and the establishment of a record which cannot be repudiated. Our products and services provide many benefits to our customers, including solutions that are highly tailored to their needs and that contain strong security features, and are delivered using a cost-effective business model that involves, among other things, outsourcing of production to third-party manufacturers with production expertise. We also strive to provide our products and services at attractive prices.

We believe that microprocessor cards and other security hardware devices loaded with our proprietary operating systems deliver the following key benefits to our customers:

•	Highly customized solutions. We offer a broad range of microprocessor card solutions, ranging from standard SIM cards used to store simple data and perform basic user identification functions to dual-interface smart cards supporting multiple complex applications that transportation operators may require. Our extensive product portfolio not only enables us to customize our solutions to meet our customer’s specifications, but also allows us to provide highly advanced and cost effective solutions. Our extensive product portfolio also gives us the versatility to develop highly complex products for our customers within a relatively short period of time.

•	Strong security features. We have designed our operating systems to provide our customers with strong security features. The limited amount of memory and processing power available on a microprocessor card can often restrict the level of security offered. Our ability to efficiently implement standard data encryption algorithms allows us to develop compact operating systems, enabling us to load stronger security features onto the limited space available on a microprocessor card. In addition, our efficient software code allows faster processing, enabling more advanced security procedures to be performed during a limited time period.

•	Attractive price and performance solution enhanced by an outsourcing business model. Our technological strengths enable us to develop high-performance embedded operating systems with low hardware requirements with respect to memory and processing power. Moreover, we have been successful in using highly cost efficient research programs to develop our core technologies. This allows us to minimize licensing costs and enhance development synergies across our product line. Finally, we believe that the outsourcing of most of our manufacturing activities lowers our production costs while at the same time giving us the flexibility to choose the most cost-effective hardware platform available. As a result, we can deliver high performance solutions at an attractive price.

•	Products based on widely adopted standards. Our products are designed to comply with widely adopted microprocessor card industry standards in many different sectors, both in and outside of China. For example, our financial smart cards comply with EMV standards and the China Banking IC Card Standard, and our identification cards comply with the China Social Security Card Standard and India’s Smart Card Operating System for Transport Applications standard (SCOSTA). The compliance of our products with open standards lowers costs by permitting our customers to shorten the time needed to evaluate our products and facilitate the integration of our products with other vendors’ products in the same customer platform.

•	Superior product delivery. We are often required to deliver a large quantity of products within a short time period. In order to meet our customer’s delivery requirements, we not only manage our supply chain in the most efficient and effective manner possible, but are also able to leverage our third-party manufacturers’ production expertise and capacity. Our well-established relationships with chip suppliers and outsourced card manufacturers make them willing to stock sufficient inventory and reserve extra capacity for us, thereby allowing us to deliver products and services to our customers in a timely fashion.

We source all of our microprocessor chips from, and outsource card manufacturing and assembly to, third-party vendors. This allows us to focus our capital and human resources on developing security software technology and maintaining a closer relationship with our customers through strong sales and marketing efforts. We have great flexibility in choosing vendors who offer the best combination of products and commercial and delivery terms whenever possible. Moreover, compared to our competitors who manufacture modules and cards internally, we are better positioned to respond to a shift in the prevalent data security platforms because we would only need to adapt our software to the new platforms and would not need to replace production equipment and facilities. Finally, by avoiding the capital-intensive parts of the production chain, we can increase returns on our business. Below is a diagram of the process of developing and producing a microprocessor card. The following diagram shows our company’s contribution during the process.

*	We outsource these stages of the production process to third-party manufacturers.

Our Strategy

We aim to continuously expand our market opportunities, drive growth and development in our industry and maintain and strengthen our position as a leading supplier of embedded or decentralized data security solutions including microprocessor card operating systems in China. In order to accomplish this objective, we plan to implement the following strategies:

Offer new customized solutions and further increase our market share in the mobile telecommunications sector in China. Our market share in China’s mobile telecommunications smart card market has grown significantly since we first entered this market in late 2002 and reached approximately 10.5% in 2003. In order to derive our market share in China’s mobile telecommunications sector, we divided our own shipment data in 2003 contained in our internal records by the total mobile telecommunications shipment data of 237.6 million in 2003 as contained in the IMS Report. We believe there is still room for us to continue to grow in this sector. Our strategies to further increase our market share in the mobile telecommunications sector include:

•	enhance our operational capability by increasing and strengthening our supplier relationships and increasing our outsourced card production capacity;

•	leverage our existing customer base in government and enterprise sectors to increase the demand for our mobile telecommunications products that support applications in these sectors;

•	reduce the cost of our products through pursuing economies of scale; and

•	focus on the development of support and service software to enhance business opportunities with our mobile telecommunications customers.

Drive the use of embedded data security and smart card technology in government and enterprise sectors. We are a leading supplier of microprocessor-based products to China’s government and enterprise sectors, with a market share of approximately 22.3% in 2003. In order to derive our market share in China’s non-telecommunication sector, we divided our own shipment data in 2003 contained in our internal records by the total market shipment forecast for all non-telecommunication sectors in 2003 of 26.9 million units derived from the IMS Report. Our main strategy to grow our business in these sectors is to drive increased use of smart card technology, through the following efforts to:

•	increase recognition of the advantages of our technologies over alternative technologies;

•	develop new embedded data security applications for existing and emerging government and enterprise markets, for example, e-passports;

•	assist our customers with the transition from older legacy technologies to our technologies;

•	capture the opportunity of recurring business from customers who move to our technology platform;

•	leverage our unique relationship with financial institutions in China to enter new product markets, such as the EMV product market;

•	leverage our pilot projects in the public sector to explore and develop new market opportunities; and

•	leverage our leading technology to focus on the horizontal integration of mobile telecommunications and government and enterprise functionalities, for example, by developing technology that permits the use of the SIM cards loaded in mobile phones to activate smart meters for prepayment of utility services.

Secure additional sourcing capability. As our industry continues to grow and expand, microprocessor chip sourcing has at times been a critical bottleneck in our industry. We intend to continue to diversify our supplier base and strengthen our existing supplier relationships to secure strategic supplies of microprocessor chips. We will pursue preferred customer status by offering, among other things, guaranteed purchasing commitments. Similarly, we expect to consolidate and improve our network of hardware subcontractors in order to secure high quality assembly and production services, just-in-time deliveries and the best commercial terms available to us.

Expand our research and development activity. We plan to expand our research and development activity significantly in order to continue to develop new and innovative applications and solutions to a variety of data security problems. We intend to focus our short-term development efforts on developing new decentralized data security applications integrating the most advanced technologies in the field, including public- and private-key encryption, digital certificates and signatures and biometrics. Our long-term research plans will focus on furthering our understanding of the fundamental scientific aspects of data security and trust infrastructure, in particular with regards to algorithms and data security standards.

Strengthen our marketing and sales efforts. We intend to make significant investments to strengthen our marketing and sales capabilities in order to leverage our current strengths into new product and geographic markets. We expect to use both direct sales and reseller resources to accomplish this goal. While we aim to strengthen our market position and build on our successes in China and emerging markets, we also intend to pursue marketing and sales opportunities in other attractive markets, first in Europe and then in North America, and capture market share in high-margin markets.

Pursue selective strategic acquisitions or partnerships. In order to accelerate our growth, we intend to pursue selective strategic acquisitions of other embedded software development companies to expand our international sales, particularly in Europe. Although we currently do not have any definitive acquisition plans, we will continue to review opportunities for selective acquisitions both inside and outside China.

Our Products and Services

We offer smart card products and security tokens such as USB keys, with memory capacities ranging from 4 kilobytes, or KB, to 64KB, and we have developed cards with memory capacities ranging from 128KB to 4 megabytes, or MB. Our software serves a variety of industries including the mobile telecommunications, identification, network access and security, financial services, transportation and utilities industries. Since 2003, the majority of our software has been deployed for mobile telecommunications applications, and we expect this to continue for the foreseeable future.

The following table, based on product line data, sets forth the breakdown of our revenue by product line for the periods indicated:

	Years ended December 31,
	2002		2003		2004
	(in RMB thousands)	(% of total)	(in RMB thousands)	(% of total)	(in RMB thousands)	(% of total)
Mobile telecommunications	26,186	32.7%	251,542	78.3%	382,898	78.2%
Government and enterprise	53,821	67.3	69,858	21.7	107,031	21.8

Total	80,007	100.0%	321,400	100.0%	489,929	100.0%

The following table sets forth the breakdown of our revenue derived from different geographic areas for the periods indicated:

	Years ended December 31,
	2002		2003		2004
	(in RMB thousands)	(% of total)	(in RMB thousands)	(% of total)	(in RMB thousands)	(% of total)
China	74,962	93.7%	305,125	94.9%	404,935	82.7%
Asia Pacific (excluding China)	4,857	6.1	15,719	4.9	77,099	15.7
Others	188	0.2	556	0.2	7,895	1.6

Total	80,007	100.0%	321,400	100.0%	489,929	100.0%

Mobile Telecommunications

We began providing smart cards for mobile telecommunications operators in China in late 2002, and our market share has grown significantly since then, reaching approximately 10.5% in 2003. In order to derive our market share in China’s mobile telecommunications sector, we divided our own shipment data in 2003 contained in our internal records by the total mobile telecommunications shipment data of 237.6 million in 2003 as contained in the IMS Report. In 2003, we were ranked by the Smart Card Forum Report as the fifth largest vendor providing mobile telecommunications smart card products in China, measured by contracted amount.

Our SIM and UIM products consist of the following categories:

SIM	Basic	Identifies user, stores mobile number and supports simple data services, such as short message service, for a GSM network.

	STK (SIM Toolkit)	Supports basic SIM functions and other value-added menu-driven applications, such as information look-up, mobile e-mail and location-based services.

	Large capacity STK	Supports basic STK functions and large-capacity directory services and short message service storage.

	OTA (Over-the-air)	Supports wireless transmission of data between a smart card and a remote server over wireless networks, and allows wireless operators to authenticate network users and install and manage applications on the card remotely through a server.

	WIB (Wireless Internet Browsing)	Supports wireless micro-browsing functions.

	PKDI (Public-Key Dual-Interface)	Utilizes PKI encryption and non-contact features to support mobile payments.

UIM	Basic	Identifies user, stores mobile number and supports simple data services, such as short message service, for a CDMA network.

	UTK (UIM Toolkit)	Supports basic UIM functions and other value-added menu-driven applications, such as information look-up, mobile e-mail and location-based services.

DM (Dual Mode)		Supports both SIM and UIM functions to enable users to access both GSM and CDMA networks.

On December 31, 2004, the unit price for our entire offering of SIM and UIM cards ranged from approximately RMB6.0 to RMB40.0, depending on the different types and capacities of the cards.

We offer and sell our products and services to the two mobile telecommunications operators in China, China Mobile and China Unicom. China Mobile and China Unicom often require us to deliver SIM or UIM cards under a very short order cycle, especially during holiday promotion periods. Our well-established relationships with chip suppliers and outsourced card manufacturers and our strong in-house technical team have enabled us to meet aggressive delivery schedules in most instances.

Currently, we provide various types of SIM cards to 26 out of the 31 provincial affiliates of China Mobile in China. Approximately 44.6% of the revenue generated from SIM cards that we supplied to China Mobile in 2004 supported OTA. We also provide China Mobile with OTA servers that run various value-added service applications. We currently provide both SIM and UIM cards to China Unicom, which operates a GSM network and a CDMA network. The UIM cards are used in China Unicom’s CDMA networks.

Our products are sold to China Mobile’s provincial affiliates and to China Unicom pursuant to supply and purchase contracts which specify, among other things, the product, volume, unit and total price, delivery schedule, location and methods, quality specifications, product warranty and acceptance test standards and methods. While it is not feasible to provide a detailed description of each of our contracts with the provincial affiliates of China Mobile or with China Unicom because they do not follow a single form, these contracts share the following material features and terms: the contracts typically contain penalty clauses for our failure to meet the delivery schedule; our contracts with China Unicom contain a penalty clause for specified product defects, which requires us, in addition to replacing or repairing the products containing such defects, to supply additional products at volumes up to 150% of the units of the defective products; it is China Unicom’s usual practice to issue delivery requests pursuant to bidding results prior to finalizing and entering into formal contracts with us upon completion of all shipments under the bids; and the typical payment terms are up to 30 business days after delivery and acceptance, although it is difficult to enforce such payment terms strictly with our largest customers.

In addition to China Mobile and China Unicom, we also provided our SIM card products to mobile telecommunications service providers in India, Indonesia and Thailand in 2004.

To maintain growth in the mobile telecommunications smart card market, we regularly upgrade the capabilities of our existing mobile telecommunications smart card products and continuously develop new products that are more sophisticated and powerful and that enable mobile operators to enhance their value-added service offerings to their customers. In particular:

•	We are presently launching SIM products incorporating the Java Card operating system. Java is the most widely accepted open platform for SIM-based services. We have entered into license agreements with Sun Microsystems, which allow us to utilize Java technology to develop our new Java-enabled operating system and to distribute our Java-enabled products.

•	In anticipation of the expected rollout of 3G networks around the world, we are currently developing a new line of USIM cards that comply with 3G standards and have enhanced memory capacity and processing power for a broad range of emerging and sophisticated applications, including applications which allow storage of subscriber information on the card itself. We expect to commercially launch our USIM cards in the second quarter of 2005.

•	We intend to introduce a wireless payment platform in mid-2005, which will enable wireless subscribers to use mobile phones to purchase utilities.

Government and Enterprise

We have been providing embedded data security solutions to government and business enterprises in China since 1996. By participating in various standard-setting committees and working groups, we believe that we have made an important contribution to the development of standards and criteria designed to facilitate the acceptance, adoption, standardization and expansion of microprocessor card technology in these sectors. We typically commit significant time and resources to educating our customers and assisting them in defining the specifications of their desired applications in the initial stages of projects. We believe that our close involvement in the selection and definition of standards makes us a vendor of choice for our customers. We believe that we were a leading vendor in China of microprocessor cards used in government and enterprise markets in 2003, accounting for a 22.3% market share. In order to derive our market share in China’s non-telecommunication sector, we divided our own shipment data in 2003 contained in our internal records by the total market shipment forecast for all non-telecommunication sectors in 2003 of 26.9 million units derived from the IMS Report. It is a key element of our strategy to leverage and replicate pioneer solutions that we offer to government and enterprise customers across multiple geographic and industry markets.

Identification

Our microprocessor chip-based identification cards provide a comprehensive and secure platform that ensures that users are properly authenticated and allows network managers to securely administer all the systems that comprise the identification network environment.

We have developed microprocessor chip-based vehicle registration and driver’s license systems for our government customers that enable authorities to keep closer track of vehicle ownership and driving habits. For example:

•	In 1999, we introduced the Shandong Driver’s ID Card, and to date we have provided approximately 1 million cards under this program. This card performs a number of functions, including storing information on annual vehicle inspections and the holders’ traffic citation record. It can also be used for fueling and for payment at certain retail outlets.

•	In 2000, we launched the microprocessor-based Tianjin Driver’s License IC Card and Vehicle Registration IC Card, and have supplied more than 1 million smart cards to date as the exclusive vendor for this project.

Since 1999, we have supplied microprocessor-based health insurance cards and social security cards to various provincial, municipal and local governmental affiliates of the Ministry of Labor and Social Security of China. Our products have been certified to meet the China Social Security Card Standard, and are not only highly secure and easy to use but also support multiple applications.

Network Access and Security

We offer a range of products incorporating PKI technologies to customers requiring the highest level of security to control access to electronic networks and to secure online business transactions. Our PKI-enabled microprocessor cards allow users to access electronic networks, identify themselves, send encrypted messages and digitally sign transactions and documents. Our main PKI-products include the following:

•	The “e-port” card, which is a PKI-based microprocessor card that enables corporations to declare and pay customs duties over the Internet. We were chosen by the Customs General Administration of China in 2000 to supply this card and currently are the sole supplier of the card.

•	The WatchSAFE security package, which we introduced in December 2001 and includes PKI-enabled microprocessor cards and readers and related software. One major implementation of our WatchSAFE kit is the Internet Tax Declaration Card provided to the Beijing Foreign Taxation Administration Bureau, which enables secure online tax declaration.

Currently, we are also actively pursuing biometrics applications, including fingerprint- or retina scan-based e-passports. We believe that the need for online security and the growing use of electronic networks, both internal and external, by public authorities and corporations around the world, and particularly in China, makes network security a growth market that we are well positioned to address through our product portfolio and technology.

Financial Services

We currently sell PKI-based products to the financial industry for purposes of facilitating secure online banking. In February 2001, we introduced WatchKEY Pro, a compact USB interface-based network security product employing PKI encryption technology. It has been used as a security token for Bank of China’s online banking system since 2003. Our WatchKEY Pro product provides secure authentication for the open network environment associated with online banking. It stores the digital certificate issued by the certification authority for use by the customer in secure transactions and ensures that the data required for online transactions is delivered via an encrypted transmission. The online banking system provides around the clock access to accounts, including transfer and settlement, information inquiries and online payment for retail transactions. Plans for its expansion include the addition of securities clearing services and foreign currency transactions.

In the financial services sector, we also provide e-purse cards which store cash values that can be used to make purchases. E-purse cards contain an embedded microprocessor chip that processes transaction information received at a point-of-sale terminal and carries information that allows a card reader to accept or reject a transaction up to a specified amount without online authorization. Examples of our e-purse products include the Shanghai E-consumer Card and fueling cards such as the Daqing Fueling Card. Our banking e-purse products meet the China Banking IC Card Standard, and our fueling cards have been qualified by China Petroleum & Chemical Corporation, or Sinopec, and PetroChina Company Limited, or PetroChina.

In view of the growing adoption of EMV card technology globally, we have commenced research and development of a smart card operating system for EMV cards used for finance, commerce and banking applications. We expect to launch products that conform to the EMV standards in 2005.

Transportation

Since 1999 we have been a pioneer in the large-scale implementation of dual-interface, multi-application cards and related technologies in mass transit in China. We are one of the designated suppliers of microprocessor cards and services to the Ministry of Construction, and intend to increasingly focus on this still emerging but growing market for higher-end dual-interface microprocessor cards. Our major projects in this sector include:

•	The Dalian City Mingzhu Card, which we launched in 2001 and which, according to 21CN.com, a Chinese Internet content provider, was one of the largest implementations of dual-interface card technology in the world. The card supports multiple applications including bus ticketing, retail payment, taxi fare payment, utilities payment, welfare, access control and identification. We are the exclusive dual-interface smart card vendor for this project and we have to date shipped over 600,000 cards.

•	The Suzhou Public Traffic Card, which was launched in 2003 as a transportation card for use on public buses in Suzhou. The Suzhou municipal government has plans to use the card for e-government, e-payment and collection systems and entertainment applications, creating a one-card-for-all system. We are currently the largest card provider for this program.

•	The Guangdong Electronic Toll Collection Card, which was launched in late 2004, is a dual-interface card that is used to pay highway tolls electronically in Guangdong province. The card’s contactless function allows a driver to pass through a toll station and pay the toll without stopping the vehicle, through an electronic debiting from the value stored on the card. Plans for the card’s future use include the addition of an application that allows fuel payments.

Utilities

We have been involved in designing and developing embedded secure access modules, or ESAMs, since 1998, and currently are the largest supplier of ESAMs in China. ESAMs are chips that can be built into utility meters to enable holders of cards associated with ESAMs to prepay utility charges at various loading terminals that support self service and Internet reloading. ESAMs are installed in electricity, water and gas meters to securely store and process data in connection with readings and prepayments. We sell our ESAM products, including the associated cards, to meter manufacturers, utility companies and end-users such as real property developers.

We have been providing ESAMs and the associated cards to the Beijing Electric Power Corporation since 1998. To date, we have provided approximately 3 million cards for cardholders and 3 million ESAMs for electricity meters. More recently, we worked with the Beijing Water Bureau, Tong Zhou District, to develop smart water meters. This type of smart meter requires a user to insert a stored-value microprocessor card into the meter to prepay water charges. These smart water meters have significantly improved the water supplier’s operations and cash flow.

We believe that the smart metering market in China offers great potential for future growth. Due to concerns about the availability of energy resources and water, the Chinese government may in the future take measures to encourage the adoption of sophisticated pricing mechanisms, which would lead to an increased demand for advanced smart meters. We believe that our ESAM products will meet this demand and benefit from the market potential. We are also pursuing the development of ESAM applications in other fields.

Customers

We have a wide range of customers in China, including major mobile network operators, governmental authorities and financial institutions. As our international business continues to grow, we have also developed a strong customer base abroad. Our principal customers in each of our major business lines include:

•	Mobile telecommunications: China Mobile, China Unicom and Indonesia Satelindo.

•	Identification: Tianjin Vehicle Management Authorities, Shandong Transportation Administration Authorities and various provincial and local affiliates of the Ministry of Labor and Social Security of China.

•	Network Access and Control: Local branches of the Customs General Administration of China, through which we sell and distribute our e-port card products, and Shanghai Wellhope Co., Ltd.

•	Financial services: Agricultural Bank of China, China Construction Bank (Beijing branch) and Bank of China.

•	Transportation: Dalian Mingzhu Public Card Co., Ltd., Suzhou Municipality Information Construction Co., Ltd. and Guangdong United Electronic Toll Collection Co., Ltd.

•	Utilities: Beijing Electric Power Corporation, Shandong Wei Fang Wu Zhou Hao Te High Technology Co., Ltd. and Shanghai Public Utilities Research Institute.

For our products that we provide to the public sector, we typically enter into contracts with authorized affiliates or agents of the relevant governmental authorities.

Our Technology

Our core technology includes powerful and efficient implementation of encryption algorithms, multi-tasking computing techniques and highly optimized implementation of overall operating systems that are embedded in decentralized data security or trusted services devices. Our microprocessor card operating systems support many features ranging from basic input/output communications, file management systems, access control and various encryption algorithms such as RSA, which is a public-key cryptographic system for both encryption and authentication and an encryption standard for many e-commerce security applications, and ECC, which is a public-key cryptographic system offering security similar to RSA but with reduced key sizes for applications where memory, bandwidth and computational power are limited, to Java run-time virtual machine applications. We believe that our operating systems are highly efficient in terms of economic use of the memory and processing power of the microprocessors involved. We are able to implement operating systems at high security levels and with small code base on relatively limited hardware capabilities and configurations. This allows us to reduce the overall cost of our microprocessor cards, thereby improving our competitive position in more price-sensitive standard products. Moreover, the small code base of our software enables it to be executed faster. Our operating systems are also modular, making them easier and cheaper to adapt to rapidly evolving hardware platforms and customer specifications.

We are able to achieve highly optimized implementation of our operating systems, because of the following factors:

•	Powerful and efficient implementation of encryption algorithms. An encryption process typically requires many mathematical computation steps and thus consumes a significant amount of microprocessor power in the process. We optimize the programming code that implements the encryption algorithm, by using the least computing-intensive microprocessor instructions whenever possible without compromising security features.

•	Deep understanding of our hardware platforms. We have developed an intimate knowledge of the hardware platforms that we use in order to fully leverage the available resources.

•	Multi-tasking computing techniques. We endeavor to execute program steps in parallel whenever possible in order to complete the overall program in a shorter period of time. For example, while the encryption task is being executed, the microprocessor can execute another task such as memory input and output. We design our operating system in such a way that those tasks can be carried out at the same time. The encryption task, although less frequent, typically takes much longer to complete than non-encryption tasks. Therefore, multi-tasking computing can save significant processing time compared to sequential computing.

Research and Development

Our research and development initiatives are designed to strengthen our leadership in innovation in respect of new operating system software for security and authentication. We apply a project management process to select research and development projects and to manage them from inception to commercialization. As part of this project management process, we analyze our customers’ requirements such as cost and time-to-market needs, evaluate the profitability of our product over its life cycle and analyze risk. In addition, we review and revise our technology development priorities on a regular basis in light of extensive analysis of technology trends, market trends and short-, medium- and long-term customer needs.

We conduct most of our research and development activities in-house. As of December 31, 2004, our research and development team consisted of 102 members, 43 of whom held master’s degrees and 6 of whom held doctoral degrees. On certain projects we also cooperate with research institutions and universities. While we focus on development of technologies that can be commercialized in the short term, we also create separate teams of research staff to work on technologies that may be used in the medium and long term in preparation for a new generation of products. We intend to establish an internal research institute dedicated to long-term fundamental research such as the development of advanced encryption algorithms. A consortium led by our Chinese operating subsidiary, Beijing Watchdata, was recently chosen by the Ministry of Information Industry of China, or the MII, to develop an operating system for multi-application smart cards embedded with chips manufactured in China. This operating system will utilize both PKI technology and open-platform technology.

To keep our technology in line with international standards, we have adopted the following approaches to technology:

•	Closely monitor new developments in international standards;

•	Participate in panels and working groups defining industry standards and develop high quality products meeting those standards;

•	Conduct stringent quality control to ensure a consistent supply of quality products;

•	Perform market-oriented technological upgrades and improvements; and

•	Cultivate team work and collegiality.

Total expenditure for research and development projects (excluding stock-based compensation) was RMB5.5 million in 2002, RMB9.2 million in 2003 and RMB13.3 million (US$1.6 million) in 2004, representing 6.8%, 2.9% and 2.7%, respectively, of our revenue in each of these years.

Production

The microprocessor card production cycle consists of three main steps: semiconductor manufacturing, card manufacturing and personalization. Consistent with our business model, we specialize only in the last phase of the process and outsource the chip, module and card manufacturing process to third-party vendors.

Semiconductor Manufacturing

Although our embedded operating systems are designed to be compatible with the generic microprocessor chips supplied by all of our suppliers, we must re-write a portion of our programs to satisfy each particular supplier’s hardware architecture. After we complete the design and development of our software, we deliver the program to our semiconductor manufacturing vendors to be loaded onto chips during the wafer processing stage. The wafers are then sawn, and the semiconductor chips are separated from the wafers and assembled into “modules,” which consist of a chip on which our operating system is loaded and a printed circuit board. We outsource semiconductor manufacturing to third-party subcontractors or chip suppliers.

Card Manufacturing

This stage consists of the manufacture and preparation of the card body and the placing of the module onto the card body. For contactless microprocessor cards, the manufacture and preparation of the card body require different techniques depending upon whether the contactless card is purely contactless or dual interface. We have developed, and filed patent applications for, a dual-interface card embedding process, and we plan to license this process to our subcontractors when our patent application is approved. The card manufacturing process is outsourced to third-party card manufacturers who are qualified by us and who satisfy our customer’s certification requirements. We conduct periodic examinations of the production facilities and processes of our outsourced manufacturers to ensure the quality of the products they produce.

Personalization

Following the standardized assembly of a microprocessor card, the card is personalized or customized for each function or user. We provide personalization services on demand for each order at our personalization facility. Our personalization services consist of electronic processes, which include data processing, chip loading and graphic processes. Data processing involves, among other things, generating PIN codes or digital keys. Chip loading refers to the loading of personal data and applications onto the microprocessor card. Graphic processes includes embossing, laser engraving and printing identification numbers and user information, such as photos, names and barcodes, on the card bodies. We outsource certain finishes such as holograms. We exchange user data and application parameters with our customers through encrypted files in a highly secure environment.

Suppliers and Card Manufacturing Vendors

We rely on a small number of third-party chip suppliers to provide us with microprocessor chips on which our operating systems are loaded.

Microprocessor Chips

We obtain substantially all of the microprocessor chips used to produce our smart card products from four major vendors of chips used in microprocessor cards — Infineon Technologies, Emosyn, Solomon Microtech and Samsung. In 2002, 2003 and 2004, our largest chip supplier, Infineon Technologies, provided 85.5%, 86.3% and 44.8% of our microprocessor chips, respectively. We have entered into a non-exclusive, long-term supply contract with Infineon Technologies. The term of our supply contract with Infineon Technologies is indefinite, but the contract can be terminated by either party at the end of each calendar year upon six months’ prior written notice. The contract provides for certain mechanisms designed to help us manage the risk of supply shortages, including:

•	An advance ordering schedule pursuant to which we must place purchase orders for any 3-month period at least 19 weeks before the beginning of such supply period.

•	A rolling demand forecast mechanism pursuant to which we must provide Infineon Technologies with a forecast of our chip demand for a period of 15 months following the current supply period, and Infineon Technologies must consider our forecast in planning its production capacities. Our forecast will be deemed accepted by Infineon Technologies if it does not object in writing within 30 business days after its receipt of the forecast.

We have made and will continue to make substantial efforts to diversify our supplier base and to obtain an adequate supply of chips over the medium-to-long term. Our efforts to diversify our supplier base mainly involve actively approaching potential vendors, qualifying those vendors and engaging in long-term supply relationships with qualified vendors. As a result of our efforts, we were able to reduce our reliance on Infineon Technologies for chip supply as described above. In 2004, our second largest chip supplier, Emosyn, which was not a supplier of our company in 2003, supplied 25.1% of our chips. Emosyn is one of a number of suppliers from which we currently source chips and modules. We purchase chips from Emosyn as needed, typically on a quarterly basis, by means of purchase orders. We have entered into a non-exclusive supply agreement with Emosyn, which sets forth basic terms under which Emosyn may supply chips to us. We are not obligated under this agreement to purchase a certain volume of chips at a certain price from Emosyn until we issue a purchase order which contains the purchase volume and price. We intend to pursue preferential status and guaranteed supply contracts with some of our suppliers by offering, among other things, guaranteed purchase commitments.

Card Manufacturing

We outsource the hardware manufacturing process, including the manufacturing of cards and readers, to a relatively diversified group of vendors located in Beijing and Shanghai. Our main subcontractors are Beijing Venus Technology Ltd., Beijing J-Einolda Smart Technology Co., Ltd., Shanghai Chang Feng Smart Card Co., Ltd., Beijing Yicheng Xintong Intelligent Card Technology Co., Ltd. and China Electronics Smart Card Co., Ltd. We do not have a long-term outsourcing contract with most of our card manufacturers. Our outsourcing contracts typically have a one-year term and provide for penalties if our subcontractor fails to meet the delivery schedule.

Quality Control

Our management places a very strong emphasis on the final quality of our products. We carry out stringent quality control checks on raw materials and final products. We only purchase from suppliers that are able to meet our quality and delivery standards, and most of them have been awarded ISO certification. We also request that our suppliers provide us with information relating to their monthly production capacity. The microprocessor chips that we use are qualified by our research and development team. The product functional specifications and detailed electrical characteristics are evaluated and tested by our in-house team according to our technical requirements and supplier specifications. In addition, we implement standard procedures and strict internal controls to ensure that the quality of products delivered to us by our suppliers consistently meet our high standards. In this regard, we randomly inspect samples of microprocessor chips delivered to us by our suppliers to ensure that such chips meet our specific requirements.

Similarly, we only outsource card manufacturing to third-party vendors who have been awarded ISO certification and meet all of the additional qualification standards that we impose. Our subcontractors are required to perform tests specified by us on the cards assembled by them. We conduct periodic examinations of the production facilities and processes of these manufacturers to ensure the quality of the products they produce. To ensure that the final products meet the requirements and standards of our customers, we inspect and test random samples of the product before they are packaged and delivered to our customers.

Sales and Marketing

We primarily use a direct sales force to market and sell our products and services, particularly in China. Our indirect wholly-owned subsidiary, Singapore Watchdata, is primarily responsible for the sales and marketing of our products to all of the Asian markets outside of China. Our sales force consisted of 43 persons as of December 31, 2004.

We use various marketing strategies to promote our products and services, including the publication and distribution to potential customers of brochures describing our company and our business, and the advertisement of our products and services in various trade journals. We also participate in trade shows and industry conferences to introduce our products and services and increase brand awareness.

To promote our products and services in the emerging government and enterprise markets, we expend significant time and resources in educating our prospective customers to make them recognize the benefits of and the need for our products and services. We also provide consulting services to our customers or prospective customers in the initial or planning stage of a project, including advice in connection with the migration from older, less sophisticated cards to our technologically advanced products and the design of data management systems that are compatible with our products. Most of these pre-sale activities are conducted by our business development department, which consisted of 26 persons as of December 31, 2004.

For certain customers or product markets, we use sales agents or resellers on a commission or revenue sharing basis. We have entered into distribution or agency agreements with certain distributors or agents in connection with the sale and marketing of our smart card products and services to certain customer groups or in defined regions.

Intellectual Property

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreements and technical measures to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees and distributors, as well as with our customers and potential customers who may have access to our proprietary information. Our senior employees and employees who work with our technology are required to sign agreements acknowledging that we own the rights to all inventions, software, trade secrets, works of authorship, developments and other processes generated by them in connection with their employment with us or their use of our resources or relating to our business or our property, and that they must assign any ownership rights that they may claim in those works to us. We currently have taken no action to protect our intellectual property outside of China. To the extent that the hardware that we source from suppliers, such as our chip suppliers, incorporates third-party intellectual properties, we rely on our suppliers’ rights to such intellectual properties either as proprietary intellectual properties or pursuant to licenses.

As of December 31, 2004, we had registered the following proprietary software with the National Copyright Administration of China for copyright protection:

•	TimeCOS SIM system operating software V2.0;

•	TimeCOS SIM system operating software V5.2;

•	TimeCOS UIM system operating software V5.2;

•	Integrated circuit, or IC, card RSA code calculation software V2.0;

•	TimeCOS microprocessor card development tool software V1.0;

•	WatchKEY e-key driver connection software V1.0; and

•	On-card fingerprint matching system software V1.0.

As of December 31, 2004, we had filed 13 patent applications with the Patent Office of the State Intellectual Property Office of China with respect to, among others, dual-interface card embedding process, ESAM-based prepaid smart card metering security management system, fingerprint matching mechanisms and certain readers. As of the date of this prospectus, 11 of these applications are pending approval. Since we outsource the semiconductor and card production to third-party suppliers or subcontractors, we are not required to own the intellectual property rights required for such production.

We license Sun Microsystems’ Java Card open-platform technology for the development of our Java-enabled operating system, which includes a license to sell and distribute our Java-based products. We are presently launching our Java-based products.

We have registered four trademarks with the Trademark Office of the State Administration for Industry and Commerce of China relating to the word “Watch,” in English and Chinese, together with our logo, and two variations of the name of our key product, TimeCos. We also have 20 domain names, including that of our official website.

CP8 Technologies, an affiliate of Axalto, has informed us that SIM card technology generally reproduces characteristics of patents within its intellectual property portfolio and has indicated that it supplies non-discriminatory licenses to its technology. We believe that our technology and our products do not involve CP8 Technologies’ intellectual property in China. We are actively reviewing the situation in other jurisdictions where we conduct or intend to conduct business. As we expand our business in China and internationally, we may receive more invitations to license third-party intellectual properties, and we may be compelled to obtain licenses from third parties that have secured intellectual property rights over technologies and in jurisdictions involved in our business. The royalties that we would be required to pay would negatively impact our operating income.

Competition

The data security software market is highly competitive, and we face competition from software developers, security product and service providers, card manufacturers and chip manufacturers. The principal factors affecting competition in our markets include product functionality, performance, flexibility and features, use of open standards technology, quality of service and support, customer base, company reputation, price and delivery and payment terms. Many of our competitors are larger and more established, benefit from greater brand recognition and have substantially greater financial, research and development, technical and marketing resources than we have.

The relative strengths and market shares of each of our competitors, however, vary in each of the microprocessor card markets, depending on their core competencies and strategic alliances and partnerships. In addition, our suppliers, customers and the companies with whom we currently have strategic relationships may become competitors in the future. For example, STMicroelectronics, one of our semiconductor chip suppliers, acquired Incard in May 2003 with the stated intention to participate in the entire chip card value chain and offer a complete portfolio of products and services from chip to card.

Moreover, microprocessor card technology is itself a paradigm that is subject to competition. Infrastructure and service providers may pursue means of authentication, data integrity and security that do not involve microprocessor cards or adopt industry standards that are not compatible with ours. Such alternative technologies and standards, if successful, could prove disadvantageous to or incompatible with our business model, especially if users move towards technologies that do not use decentralized hardware platforms.

Mobile Telecommunications

The market for mobile telecommunications products and services is characterized by intense competition. Our main competitors in this market in China include Axalto, Eastcom Peace, Gemplus, Datang Microelectronics, Giesecke & Devrient and Oberthur Card Systems. As microprocessor cards used in the mobile telecommunications sector have become standardized, competition in this sector is largely based on commercial terms rather than on differing technologies or product features. We believe that our combination of outsourcing capital-intensive processes and taking advantage of the low labor cost in China enables us to offer competitive prices and flexible delivery schedules to meet customer requirements. Because mobile telecommunications infrastructure providers work closely with mobile telecommunications operators to design and implement customized microprocessor card-based applications, the development of strong customer relationships and the joint creation of product development plans are also important elements in competing in this market. In addition, as the average selling prices of earlier generations of microprocessor cards decline due to the effects of intense competition, microprocessor card vendors, including ourselves, continuously seek to develop and market new generations of microprocessor cards with greater capabilities and added functionalities to mobile telecommunications operators willing to pay higher prices for the additional features and functionalities. We believe that our strong software development team and extensive research and development activities will enable us to develop new products with higher margins.

Government and Enterprise

Microprocessor card-based government and enterprise markets are still developing in China. Competition in these markets differs from competition in the mobile telecommunications market in that microprocessor cards used in the government and enterprise markets are mostly not yet standardized, and competition is mainly based upon product quality and features, technologies used and the strength of relationships with customers. Our main competitors in China’s government and enterprise markets include Axalto, Giesecke & Devrient, Tian Yu and Hua Hong.

Employees

As of December 31, 2004, we had 292 full-time employees. 32 of our employees were staffed in application and technical support, 83 in personalization and other production activities, 43 in sales and marketing, 102 in research and development and 32 in administration. Approximately 70% of our employees have earned at least a bachelor’s degree.

As required by Chinese regulations, we participate in various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment and housing benefit plans. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. After retirement, members of the retirement plan are entitled to a pension, which normally consists of a basic pension equal to a fixed proportion of the local prevailing salary in the year immediately preceding the retirement date (subject to the minimum requirement on the number of years of personal contributions) and a personal pension based on the respective balances in the members’ personal contribution accounts. In addition to the benefits that we are required to provide to our employees pursuant to Chinese regulations, we also provide life insurance and supplemental medical insurance. The total amount of contributions we made to employee benefit plans in 2002, 2003 and 2004 was RMB1.7 million, RMB2.2 million and RMB5.5 million (US$667,000), respectively.

We intend to adopt an employee stock option plan under which we will issue stock options with the right to purchase up to 5% of our outstanding ordinary shares. Stock options will be granted under this plan after the completion of this offering. We intend to use our stock option plan to incentivize our current staff and to attract new employees.

Our employees who are Chinese citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. Our labor union does not, however, represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for one year thereafter.

Facilities

Our corporate headquarters and production facilities in Beijing cover approximately 24,004 square feet of surface area in a business park situated in a newly developed section of the city that is conveniently located near major transportation arteries and is in close proximity to Beijing’s international airport. We occupy our facilities under a lease that commenced at the beginning of 2004 and will expire in November 2006. The rent (including maintenance fees) that we paid under this lease was RMB1.5 million in 2004. In December 2004, we also began to occupy 23,681 square feet of space in an adjacent building under a lease that expires in August 2008, at an annual rent (including maintenance fees) of RMB1.4 million. We expect to be able to obtain adequate space, principally through the leasing of appropriate properties, to accommodate our future expansion plans. Our Chinese operating subsidiary, Beijing Watchdata, also has branch offices and representative offices in Shanghai, Guangzhou, Chengdu and Hohhot as of the date of this prospectus. Our operating subsidiary in Singapore, Singapore Watchdata, occupies an office that covers approximately 1,615 square feet of surface area, under a lease that expires in August 2005. The rent (including service charge) that we paid under that lease in 2004 was S$58,109 (equivalent to US$35,608 based on the noon buying rate in effect as of December 31, 2004).

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.

Regulation

The data security industry in China operates under a legal regime that is overseen by the State Council, which is the highest authority of the executive branch of the Chinese central government, and the various ministries and agencies under its leadership. The State Council and the ministries and agencies have issued a series of rules and regulations that regulate a number of different substantive areas of our business, which are discussed below.

Regulation of Encryption Business

Our data security products and services rely on the ability of our microprocessor cards to perform cryptographic functions, such as the encryption and decryption of information sent by microprocessor card users over the Internet. The development, production and sale of encryption products in China are regulated by the National Encryption Administration Committee of China, or the Encryption Committee, and its local branches. The principal regulations governing the encryption business in China are the Commercial Encryption Code Administration Regulation issued in 1999 and the Announcement No. 1 of the Office of the National Encryption Administration Committee issued in 1999.

Foreign Ownership Restrictions

Chinese government policies limit foreign ownership of companies that handle encryption algorithms owned, licensed or controlled by the Chinese government to less than 50%. Some of our encryption business in the financial and public sectors involves encryption algorithms that are owned, licensed or controlled by the Chinese government. In order to comply with the foreign ownership restrictions, that part of our encryption business is operated by Watch Smart, which is 51% owned by Tianjin Tongren, a company controlled by members of our senior management who are Chinese citizens, and 49% owned by us. In the opinion of Tian Yuan Law Firm, our Chinese counsel, (i) the ownership structure of Watch Smart, both currently and after giving effect to this offering, is in compliance with existing Chinese laws and regulations, (ii) our contractual arrangements with Watch Smart and Tianjin Tongren are valid and binding, and will not result in any violation of Chinese laws or regulations currently in effect, and (iii) the business operations of our company and Watch Smart, as described in this prospectus, are in compliance with existing Chinese laws and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that the Chinese regulatory authorities will not ultimately take a view that is contrary to our view. If the Chinese government considers the agreements that establish the structure for operating our China business not to be in compliance with Chinese government restrictions on foreign investment in the encryption business, we could be required to restructure the relevant part of our business or even be subject to severe penalties. Moreover, we could face adverse tax consequences if Chinese tax authorities determine that the contracts between Beijing Watchdata and Watch Smart were not entered into based on arm’s-length negotiations. Such a challenge may result in an increase in the taxable income of Beijing Watchdata or the imposition of late payment fees or other penalties.

License Requirements

A company engaged in the encryption business that involves handling encryption algorithms owned, licensed or controlled by the Chinese government must obtain two special licenses issued by the Encryption Committee, one for development and production, and the other for sales and distribution, of encryption products using such algorithms. To obtain such licenses, a company must meet the requirements established by the Encryption Committee, including with respect to its technological capabilities, its equipment and production and quality control processes, the level of security of its algorithms and the record-keeping and reporting to the Encryption Committee of its end-users’ names, legal addresses, organization codes or ID numbers and intended use of its products. Our Chinese affiliate, Watch Smart, currently holds the above licenses. In addition, both importation of products or equipment containing encryption technologies and exportation of encryption products are subject to the prior approval of the Encryption Committee.

Regulations of, and Incentives and Preferential Tax Treatments for, the Software Industry

Regulation of Software Production

Software products developed in China are subject to a registration system administered by the MII, which requires software developers and producers to obtain a Registration Certificate of Software Product for a software product prior to the commercialization and distribution of such software product.

Incentives for the General Software Industry

The Chinese government has issued a series of incentives and preferential treatments to Chinese companies that are granted the status of “software enterprise” by the MII. Examples of these incentives and preferential treatments are:

•	a software enterprise is currently entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales), which rebate must be used for funding its software research and development and the expansion of its software production capacity; and

•	a software enterprise may deduct from its gross income before tax all of the actual remuneration and training fees of its employees.

Preferential Tax Treatments for Key Software Enterprises

In addition to the above incentives and preferential treatments available to software companies, a software company that is designated as a “key software enterprise” also enjoys a preferential enterprise income tax rate of 10%. The designation of key software enterprises is made collectively by the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Commerce and the State Administration of Taxation according to the Interim Measures for Verification and Administration of the Key Software Enterprise in the Plan of the State. To qualify as a key software enterprise, a company must satisfy at least one of the following conditions:

•	its total annual revenue from sales of software products exceeds RMB100 million;

•	its annual revenue of software products export exceeds US$500,000 and its annual revenue of software products export constitutes more than 50% of its total annual revenue, or its annual revenue of software products export constitutes more than 70% of its total annual revenue; or

•	its revenue from sales of software products is ranked among the top five in certain key industries.

In 2003, Beijing Watchdata was designated as a key software enterprise and thus entitled to the 10% preferential enterprise income tax rate. Beijing Watchdata’s qualification for the key software enterprise status is re-assessed on an annual basis by the designating governmental authorities.

Regulation of Production of IC Cards and Card Readers

In China, a company engaged in the production of IC cards or card readers is required to obtain a License for Production of Industrial Products with respect to IC cards or card readers. In addition, producers of IC cards are also required to obtain a Microprocessor Card Registration Certificate. Beijing Watchdata has obtained the above-referenced certificate as well as both the license for production of IC cards and the license for production of card readers.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The legal currency of China is the RMB, which is subject to foreign exchange controls. SAFE is empowered to administer all matters relating to foreign exchange under the authority of the People’s Bank of China, including the enforcement of foreign exchange controls.

Controls on the purchase of foreign exchange for transactions relating to current account items have been relaxed. Subject to production of supporting documents, a company may purchase foreign exchange from designated banks for its trading activities or payment of remuneration to its employees without the prior approval of SAFE. A WFOE like Beijing Watchdata may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, most capital account transactions, such as direct investments or investments in securities outside China, are still subject to the prior approval of SAFE.

Dividend Distribution

Under Chinese law, a WFOE like Beijing Watchdata may only pay dividends out of its net income, if any, determined in accordance with generally accepted accounting principles in China. In addition, a WFOE is also required to set aside at least 10% of its net income each year, if any, to fund certain reserve funds, unless such reserves have reached 50% or more of its registered capital. These reserves are not distributable as cash dividends.

Certifications, Qualifications and Standards

Our products, facilities and activities must satisfy a range of criteria and conditions set by various industry bodies and governmental authorities in order to become eligible to supply microprocessor card products and services to members of those bodies or customers whose business is regulated by such authorities. Our cards meet the standards set by ISO7816 (contact) and ISO14443 (RF). We have obtained the certifications and met the qualifications issued by such industry bodies or governmental authorities in our main markets, including mobile telecommunications, social security and health insurance, network access and security and financial services. As of December 31, 2004, we had obtained the following certifications or qualifications:

•	Certification issued by the China Banking Card Data Exchange Center for meeting the China Banking IC Card Standard—required for supplying financial smart cards;

•	Qualification by the Customs General Administration of China for supplying certain e-port products;

•	Certification issued by the China Financial Certification Authority for supplying smart cards that can perform certain PKI functionalities;

•	ISO 9001:2000 certificate issued by the SGS Registrars for Beijing Watchdata’s Quality Management Systems;

•	Certifications for (i) being selected to supply cards for the Jinsui Card and (ii) meeting the Internet banking system technological standard and security requirements, issued by the Banking Card Department of the Agricultural Bank of China, or ABC, and the Software Development Center of ABC, respectively;

•	Certification issued by the Ministry of Labor and Social Security for meeting the China Social Security Card Standard—required for supplying social security and health care cards;

•	Qualification by Sinopec for supplying fueling cards;

•	Qualification by PetroChina for supplying fueling cards;

•	Qualification by the Bank of China for supplying its Internet banking products;

•	Certification for IC Card Registration issued by the National Center of Registration for IC Card for the manufacturing of contact integrated circuit cards;

•	Certification issued by the Ministry of Science and Technology certifying Beijing Watchdata’s status as an approved technical supporting vendor for the Public Digital Mobile Phone Network User Identification Card (TimeCOS-SIM) under the Promotion Program for State Prominent Science and Technological Achievement;

•	Certification issued by the Beijing Municipal Science and Technology Commission and the Beijing Municipal Development Planning Commission certifying Beijing Watchdata’s Public Digital Mobile Phone Network User Identification Card (TimeCOS-SIM) under the Beijing High Technological Achievement Transformation Project;

•	Certification issued by the National Information Center of India (“NIC”) with respect to compliance with India’s Smart Card Operating System for Transport Applications standard (SCOSTA) and NIC’s Driving License and Vehicle Registration Certificate applications; and

•	Certification issued by China Quality Certification Center for Beijing Watchdata’s reader products.

We have played a major role in the principal industry groups in China in the development of standards designed to facilitate the acceptance, expansion and standardization of microprocessor card technology in a broad range of applications. Some of the industry groups, customer associations and standard-setting bodies of which we are a member include the WG8 working group of ISO for contactless smart card standard ISO14443, the working committee for modifying the China Banking IC Card Standard and the smart card application working group for the 2008 Olympics in Beijing with respect to the Digital Olympics Action Plan.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of seven directors, including five independent directors. The business address of each of our directors and executive officers is No. 2 Wanhong West Street, Capital Airport Road, Chaoyang District, Beijing 100015, People’s Republic of China. The following table sets forth the name, age and position of each of our directors and executive officers as of date of this prospectus.

Name	Age	Position
Wong Kwongchi	53	Chairman of the board
Ke Lin	49	Director
Liu Junfeng	41	Director
Liao Li	38	Director
Tony Tsang	33	Director
Wang Youjun	46	Director; Chief Executive Officer
Chen Dacai	37	Director; Chief Technology Officer
Sean Shao	47	Chief Financial Officer

Wong Kwongchi is the chairman of our board and an independent director of our company, having served as a director since 2000 and as the chairman of our board since September 2004. Mr. Wong is currently a director and executive vice president of Transpac Capital Ltd. and Techno-Ventures HK Ltd. He is a director of Transpac Capital Pte. Ltd. and certain affiliates (including Beaver Developments Limited), Sesame Seed Group Limited, Singapore Watchdata and Beijing Standard International Investment Consultant Company Limited, an affiliate of Standard International Holdings Ltd. Mr. Wong also serves on the boards of Hong Kong-listed companies Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Ltd., CASH Financial Services Group Ltd., Glory Mark Hi-Tech (Holdings) Limited and Magician Industries (Holdings) Limited, as well as a number of private companies. Previously, Mr. Wong was the deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and was president of Cony Electronics Inc. in Chicago. Mr. Wong earned a Bachelor’s degree in physics and an M.B.A. from the Chinese University of Hong Kong.

Ke Lin is an independent director of our company, having served in this capacity since 2000. Ms. Ke is currently a partner of Standard International Holdings Ltd., or Standard International, where she serves as lead financial consultant. She is a director of Standard International Holdings Ltd. and certain of its affiliates, Sesame Seed Group Limited, Strategic Triumph Limited and certain of its affiliates, and Watch Smart. Ms. Ke has advised Fortune 500 companies on business strategy and mergers and acquisitions activities in China. Ms. Ke earned a Bachelor’s degree in economics from the University of Denver and an M.B.A. from Baruch College in New York City.

Liu Junfeng is an independent director of our company, having served in this capacity since August 2004. Mr. Liu is a director of Tecsun Ltd., Beijing Tecsun Century Investment Co., Ltd. and certain affiliates, Beijing XiaKeXing Network Technologies Co. Ltd., Li Xing Electronics Technologies Co. Ltd., Wo De Technologies Co. Ltd. and Xin Lian Telecommunication Technology Co. Ltd. In 1994, Mr. Liu founded the predecessor of Beijing Tecsun Century Investment Co., Ltd. as one of its major partners. From 1988 to 1993, Mr. Liu worked in the international trade sector of China Electronics Import and Export Company. During that time he participated in the establishment of Di Sheng Electronics Co., Ltd. Mr. Liu has a Bachelor’s degree in computer science from Hua Zhong Science and Technology Institute.

Liao Li is an independent director of our company, having served in this capacity since September 2004. Mr. Liao is currently a professor of finance of Tsinghua University in Beijing, and has been an associate professor of finance and associate dean of the School of Economics and Management, Tsinghua University since 2001, and prior to that served as an assistant professor of finance and director of student affairs. Mr. Liao is a director of Beijing Media Co., Ltd. and Liuzhou Liangmianzhen Co., Ltd. From 1999 to 2000, Mr. Liao supervised the production operations of the Esquel Group in China, Malaysia and Jamaica. Mr. Liao earned a Bachelor’s degree in electrical engineering and a Ph.D. in engineering economics from Tsinghua University and an M.B.A. from MIT Sloan School of Management.

Tony Tsang is an independent director of our company, having served in this capacity since 2005. Mr. Tsang is a senior investment manager of Transpac Capital Ltd., where he serves as both a project leader and team participant on sourcing, due diligence, execution, monitoring, and divestment of various investment opportunities. He is a director of Beaver Developments Limited, Sesame Seed and Beijing Standard International Investment Consultant Company Limited, an affiliate of Standard International Holdings Ltd., and is an alternate director of Singapore Watchdata. Mr. Tsang earned a Master’s degree in engineering from Cambridge University.

Wang Youjun has been a director and our chief executive officer since 1994. He is one of the founders of Beijing Watchdata and led our company in introducing the first domestic chip operating system to the Chinese market in 1996. Prior to his role in founding our company, Mr. Wang was deputy general manager of Beijing Meitong Electronic Technology Co., where he was responsible for system integration and managing application software development projects. Mr. Wang is a director of Tianjin Tongren, Watch Smart, Tong Ren Ltd., Masterful Solutions Inc. and Singapore Watchdata. After having earned a Bachelor’s degree in computer science engineering from Beijing Jiaotong University, Mr. Wang taught computer science and researched automatic ticketing systems at Tianjin Railway Engineering Institute for nine years.

Chen Dacai has been a director and our chief technology officer since 1994. He is one of the founders of Beijing Watchdata and specializes in data encryption technology. He led the development of a number of our product families, including TimeCOS, CRW (card reader), DI (dual interface), GSM (SIM/UIM), CDMA (UIM/UTK) and 3G (U-SIM). Mr. Chen sits on the ISO 14443 Working Group, which defines the RFID standard for contactless smart cards. Mr. Chen is a director of Tianjin Tongren, Watch Smart, Tong Ren Ltd. and Masterful Solutions Inc. Prior to joining our company, Mr. Chen held research and development positions with the former Aviation Industries of China. Mr. Chen earned a Bachelor’s degree in mathematics from Lanzhou University in China and a Master’s degree in software engineering from the Beijing University of Aeronautics and Astronautics.

Sean Shao has been our chief financial officer since he joined our company in August 2004. Prior to joining our company, Mr. Shao was employed by Deloitte Touche Tohmatsu Beijing from October 1998 to July 2004 and Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao was a senior manager and provided assurance and advisory services to high-tech and other multinational companies. Prior to that, he served as the Director of Finance and Administration of Caledonia Marble Co., Ltd. from January 1991 to February 1994, and the Financial Controller of T.C. Construction Co., Ltd. from April 1989 to November 1990. Mr. Shao has a Master’s degree in health care administration from the University of California at Los Angeles and a Bachelor’s degree in art from East China Normal University. He is licensed with the American Institute of Certified Public Accountants as a Certified Public Accountant.

Terms of Directors and Executive Officers

All of our current directors will hold office until their successors have been duly elected as described in “Description of Share Capital—Classes of Directors.” All of our executive officers are appointed by and serve at the discretion of our board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to advocating our best interests. Our directors also have a duty to exercise the skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association.

Independent Directors

On the date of this prospectus, we have applied to have our ADSs listed for quotation on the Nasdaq National Market, or Nasdaq, and expect to be subject to the Nasdaq listing requirements applicable to listed foreign companies. A majority of the members of our board of directors are independent as required by the Nasdaq Stock Market, Inc. Marketplace Rules. Ke Lin, Wong Kwongchi, Liu Junfeng, Liao Li and Tony Tsang are our independent directors.

Board Practices

Currently, two committees have been established by our board of directors: the audit committee and the compensation and nomination committee.

The audit committee is responsible for overseeing the accounting, auditing and financial reporting processes of our company, including the appointment of our independent auditor, determination of its compensation and oversight of its work. The members of our audit committee are Ke Lin, Liu Junfeng and Liao Li. We believe that the composition and functioning of our audit committee complies with the applicable requirements of Nasdaq and the U.S. Sarbanes-Oxley Act of 2002.

The compensation and nomination committee of our board of directors reviews and makes recommendations to the board regarding compensation policies for our senior management and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The committee also assists our board in identifying qualified individuals to become board members and in determining the composition of the board and its committees. The members of our compensation and nomination committee are Ke Lin, Wong Kwongchi and Liu Junfeng, each of whom is an independent director.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

Our memorandum and articles of association provide that our directors may exercise all the powers of our company to borrow money, to mortgage or charge our undertaking, property and uncalled capital and to issue debentures, debenture stock and other such securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Our board of directors has adopted a code of conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of conduct and ethics is publicly available and may be obtained as described on our website.

Compensation of Directors and Executive Officers

In 2004, the aggregate cash compensation paid to our executive officers as a group was RMB2.7 million (US$331,000), including a cash bonus of RMB1.2 million (US$145,000) in respect of fiscal year 2003 that was paid in the first quarter of 2004. We did not pay any compensation to our directors in 2004. Our board of directors expects to pay a cash bonus to our executive officers for fiscal year 2004 in the first quarter of 2005, the amount of which will be determined by the board based on our operational results for fiscal year 2004, particularly the revenue and net income. Our board may grant cash bonuses to our executive officers from time to time in the future, but has not adopted a formal bonus plan or guidelines in that regard. In addition, our executive officers, as well as other employees of our company, are entitled to the employee benefit plans that we are required by Chinese regulations to offer, including pension, medical, unemployment and housing benefit plans. See “Business—Employees.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for any liability incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Agreements with Watch Smart and its Shareholder

Chinese government policies currently limit foreign ownership of companies that handle encryption algorithms owned, licensed or controlled by the Chinese government to less than 50%. Our affiliate, Watch Smart, operates all of our encryption business involving the use of encryption algorithms that are owned, licensed or controlled by the Chinese government, and holds the requisite business licenses for conducting such business. Tianjin Tongren, a company controlled by Wang Youjun, our Chief Executive Officer, and Chen Dacai, our Chief Technology Officer, owns a 51% equity interest in Watch Smart. Beijing Watchdata owns the remaining equity interest in Watch Smart.

Beijing Watchdata has entered into a series of contractual arrangements with Watch Smart, pursuant to which Beijing Watchdata, on an exclusive basis, supplies products to Watch Smart at cost plus a margin, licenses intellectual property rights to Watch Smart against payment of royalties and renders management and marketing consultancy and technical assistance services to Watch Smart against payment of service fees. As the business of Watch Smart is not expected to be material within the next two years, we do not expect these contractual arrangements to have material cost or earnings implications for us. Beijing Watchdata also has entered into a shareholders’ agreement with Tianjin Tongren. Below is a brief description of these arrangements.

•	Product Supply Contract. Beijing Watchdata and Watch Smart have entered into a Product Supply Contract, whereby Watch Smart agrees to purchase products exclusively from Beijing Watchdata at a price equal to 180% of Beijing Watchdata’s cost, resulting in an effective gross margin of 44% to Beijing Watchdata. Watch Smart acknowledges that Beijing Watchdata may arrange for hardware manufacture through subcontractors. The term of each of the above agreements is ten years, subject to automatic renewal unless otherwise agreed by the parties. Beijing Watchdata has the right to terminate the agreement at any time, subject to six months’ notice, or in the event of a breach by Watch Smart of any of the specified contracts.

•	Management and Marketing Consultancy and Technical Assistance Services Agreement. Beijing Watchdata and Watch Smart have entered into a Management and Marketing Consultancy and Technical Assistance Services Agreement, whereby Beijing Watchdata agrees to render management, marketing and technical assistance services to Watch Smart on demand, through proper and competent staff, subject to appropriate confidentiality arrangements. Watch Smart agrees to use Beijing Watchdata as its exclusive management, marketing and technical service provider and to give Beijing Watchdata the right to nominate the general manager of Watch Smart (subject to regulatory compliance). Compensation for Beijing Watchdata’s services is comprised of service fees calculated in accordance with the hourly rates and the actual time spent by Beijing Watchdata’s staff in rendering the services. Beijing Watchdata will from time to time notify Watch Smart of the applicable hourly rates and provide reasonable justifications for such rates based on complexity of the services provided, scarcity of resources and a number of other objective factors. The term of each of the above agreements is ten years, subject to automatic renewal unless otherwise agreed by the parties. Beijing Watchdata has the right to terminate the agreement at any time, subject to six months’ notice, or in the event of a breach by Watch Smart of any of the specified contracts.

•	Intellectual Property Rights License Agreements. Beijing Watchdata and Watch Smart have entered into three intellectual property license agreements: a Technology License

Agreement, a Trademark License Agreement and a Copyright License Agreement. Pursuant to these license agreements, Beijing Watchdata grants Watch Smart a non-exclusive license to use certain intellectual property rights owned by Beijing Watchdata strictly for the purpose of developing data security products incorporating encryption algorithms owned, controlled or licensed by the Chinese government, which products will be manufactured by Beijing Watchdata through its subcontractors. Watch Smart agrees not to pursue licenses from third parties except with Beijing Watchdata’s prior written consent. The royalty payable to Beijing Watchdata under each license agreement equals a percentage of Watch Smart’s revenue generated from sales of products using the relevant licensed intellectual property, payable in monthly installments on the basis of forecasts, with annual adjustments based on annual audits. The term of each of the above agreements is ten years, subject to automatic renewal unless otherwise agreed by the parties. Beijing Watchdata has the right to terminate the license agreements at any time, subject to six months’ notice, or in the event of a breach by Watch Smart of any of the specified contracts.

•	Shareholders’ Agreement. Beijing Watchdata and Tianjin Tongren have entered into a shareholders’ agreement, which contains an undertaking from Tianjin Tongren not to transfer its equity interest in Watch Smart without the prior written consent of Beijing Watchdata and not to develop any encryption or data security business outside of Watch Smart. Tianjin Tongren grants Beijing Watchdata an exclusive call option to purchase all of Tianjin Tongren’s equity interest in Watch Smart in the event of a change of control in Tianjin Tongren or if Wang Youjun ceases to be the Chief Executive Officer of Beijing Watchdata (which call option may be exercised by a designee of Beijing Watchdata) or as and when such purchase is permitted under applicable Chinese law. Beijing Watchdata grants Tianjin Tongren a put option to sell all, but not less than all, of Tianjin Tongren’s equity interest in Watch Smart, at a price equal to Tianjin Tongren’s cost plus 3% per annum, in compliance with all applicable laws.

Related Party Current Accounts

In order to facilitate certain payments in the ordinary course of our business, including payments denominated in foreign currencies, we have in the past entered into a limited number of advances from and to some related parties. Such advances were short-term, interest-free and were accounted for as current account transactions.

As of December 31, 2002, we had an outstanding balance of RMB2.3 million from Standard International, one of our principal shareholders. As of December 31, 2003, we had an outstanding balance of RMB4.9 million from an affiliate of Standard International, and an outstanding balance of RMB1.1 million to Tianjin Tongren, one of our principal shareholders at that time. As of December 31, 2004, we had an outstanding balance of RMB1.3 million (US$155,000) (net of provision) from an affiliate of Tecsun Ltd. (a shareholder of our company), resulting from sales of our products to such affiliate in the ordinary course of business.

Loan

In December 2002, Wang Youjun, a shareholder of Tianjin Tongren and also our Chief Executive Officer, made a loan to us in the amount of RMB543,000, to provide us with financial assistance and liquidity. We repaid this loan in full in May 2004, together with interest accrued at 6.5% per annum.

Credit Support Arrangements

In 2004, Sesame Seed, one of our principal shareholders, deposited US$1.5 million with DBS to secure in part a short-term loan facility of US$9.3 million we received from DBS. Sesame Seed provided this deposit as financial assistance to our company. DBS will release the deposit to Sesame Seed when the facility expires or is otherwise terminated and all outstanding loans have been repaid by us to DBS. The term of the facility is 364 days after the date of the first drawdown, subject to renewal by DBS upon expiration of the term and to termination by DBS at any time in the event of a default by our company under the facility. In the event that the deposit is drawn by DBS, we expect Sesame Seed to become subrogated in DBS’ rights and claims against us.

In May 2004, pursuant to a loan guarantee entered into in 1998 in connection with a working capital facility of Beijing Tecsun Century Investment Co., Ltd., or Beijing Tecsun, one of our principal shareholders at that time, we made a payment to the lender in the amount of RMB956,000.

Product Supply Contracts

In 2002, 2003 and 2004, we sold products to affiliates of Beijing Tecsun. The total amount of sales was RMB2.5 million in 2002, RMB8.2 million in 2003 and RMB2.5 million in 2004. We believe that these transactions were conducted in the ordinary course of our business and on terms not less favorable to us than what we would have otherwise obtained in an arm’s length transaction with independent parties. The sales were made pursuant to product supply contracts that set forth, among other things, type of product, pricing terms (with customary discounts), terms of delivery and payment, protection of our trademarks and trade name, and customary after-sale technical support. We subsequently entered into amendments with the customers to adjust pricing terms to reflect sales of a new product type.

In 2002, we sold products to an affiliate of Beaver Developments Limited, or Beaver, one of our principal shareholders. Total revenue from the transactions was RMB6.3 million. We believe that these transactions were conducted in the ordinary course of our business and on terms not less favorable to us than what we would have otherwise obtained in an arm’s length transaction with independent parties. The sales were made pursuant to product supply contracts entered into in May 2002 with Hunan IIN International Co., Ltd., an affiliate of Beaver, which set forth, among other things, the product, price, terms of delivery and customary after-sale technical support.

In 2002 and 2003, we sold products to Watch Smart, an affiliate of our company. The total amount of sales was RMB2.2 million in 2002 and RMB8.0 million in 2003. We believe that these transactions were conducted in the ordinary course of our business and on terms not less favorable to us than what we would have otherwise obtained in an arm’s length transaction with independent parties. The sales were made pursuant to a product supply contract entered into with Watch Smart in October 2000, which set forth, among other things, type of product, pricing terms (with customary discounts), terms of delivery and payment, protection of our trademarks and trade name, and customary after-sale technical support.

Consulting Services

In 2003, we paid Standard International, one of our principal shareholders, a fee of RMB200,000 for financial consulting services provided to us by an affiliate of Standard International. Such financial consulting services included assistance to our company in implementing our business strategy and reorganization scheme, in arranging working capital and short-term loans from financial institutions, and in evaluating business and acquisition opportunities.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with our principal shareholders: Beaver, Tong Ren Ltd., Standard International, Masterful Solutions Inc. and Sesame Seed Group Limited. The agreement is expected to take effect upon the completion of this offering. Pursuant to the registration rights agreement, the principal shareholders may, following the expiration of the lock-up period, demand us to register their shares under the Securities Act. We must file a registration statement within a specified period of time after our receipt of the demand and use our reasonable best efforts to cause such registration statement to become effective and to remain effective for the specified period of time. We have the option, subject to reasonable consultation with the demanding shareholders, to include in such registration statement additional shares of the same class as the shares demanded to be registered. The registration rights agreement includes conditions and limitations with respect to the demand registration right, including limitations on the number of demands that each principal shareholder may make. The agreement also provides that, if we propose at any time to file a registration statement with respect to an offering of shares for our own account or for the account of other persons, the principal shareholders are entitled to require us to include their shares in the same registration statement. This “piggyback” registration right is also subject to conditions and limitations specified in the registration rights agreement.

Shareholders’ Agreements

On April 30, 2000, Beijing Watchdata and its then current shareholders entered into two shareholders’ agreements in connection with certain investments made by Beaver in Beijing Watchdata. Both shareholders’ agreements provide for customary governance provisions, share transfer restrictions, an anti-dilution provision, information rights and a liquidation preference in favor of Beaver. The second shareholders’ agreement also provides for certain payment obligations from Beijing Watchdata to Beaver in the event that Beijing Watchdata fails to meet certain financial benchmarks. Copies of these shareholders’ agreements have been attached as Exhibits 10.13 and 10.14 to our registration statement on Form F-1 filed with the SEC of which this prospectus is a part. In connection with this offering, Beaver has irrevocably waived all payment obligations from Beijing Watchdata pursuant to a binding letter agreement dated June 30, 2004 between Beaver and Beijing Watchdata. On June 1, 2004, the parties to both shareholders’ agreements entered into a termination agreement to terminate the shareholders’ agreements upon the completion of this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus, and as adjusted to reflect the sale of the ADSs offered by us in this offering, including ADSs to be sold pursuant to the exercise in full of the underwriters’ over-allotment option, for each person known by us to beneficially own 5% or more of our ordinary shares, each other selling shareholder who will participate in this offering and each director and executive officer.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment powers with respect to our ordinary shares. We have no ordinary shares subject to options currently exercisable, or exercisable within 60 days of the date of this prospectus. Unless otherwise indicated in the footnotes to the table, the individuals listed in the table have sole voting and sole investment control with respect to the ordinary shares they beneficially own.

The percentage of beneficial ownership for each shareholder is based on 34,000,000 shares outstanding as of the date of this prospectus, and 40,000,000 shares outstanding after the completion of this offering.

	Number of shares beneficially owned		Shares to be sold in the offering	Percentage beneficially owned
Name	Prior to offering	After offering		Prior to offering	After offering
5% and above shareholders:

Transpac Capital Pte. Ltd. (1)(2)(6)	11,559,743	11,246,149	313,594	34.0%	28.1%
Wong Kwongchi (1)(2)(6)(8)	11,559,743	11,246,149	313,594	34.0	28.1
Beaver Developments Limited (2) Offshore Incorporations Limited P.O. Box 957 Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands	10,302,000	10,020,750	281,250	30.3	25.1
Tong Ren Ltd. (3) Kingston Chambers P.O. Box 173 Road Town Tortola, British Virgin Islands	8,621,992	8,481,367	140,625	25.4	21.2
Wang Youjun (3)(5)	4,290,333	4,290,333	0	12.6	10.7
Standard International Holdings Ltd. (4) Columbus Centre Building P.O. Box 901, Wickhams Cay, Road Town Tortola, British Virgin Islands	3,461,849	3,372,693	89,156	10.2	8.4
Ke Lin (4)(6)(9)	3,461,849	3,372,693	89,156	10.2	8.4
Masterful Solutions Inc. (5) Kingston Chambers P.O. Box 173 Road Town Tortola, British Virgin Islands	3,090,909	3,090,909	0	9.1	7.7

	Number of shares beneficially owned		Shares to be sold in the offering	Percentage beneficially owned
Name	Prior to offering	After offering		Prior to offering	After offering
Sesame Seed Group Limited (6) Offshore Incorporations Limited P.O. Box 957 Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands	2,515,486	2,450,798	64,688	7.4%	6.1%
Chen Dacai (3)(5)	2,332,314	2,332,314	0	6.9	5.8
Great Legend Entity Ltd. (7) P.O. Box 1164GT Grand Cayman, British West Indies	2,066,114	2,066,114	0	6.1	5.2
Gong Chuanjia (7)	2,066,114	2,066,114	0	6.1	5.2
Lin Hong (3)	1,765,460	1,652,960	112,500	5.2	4.1

Other selling shareholders:

FuRong Investments Ltd. Kingston Chambers P.O. Box 173 Road Town Tortola, British Virgin Islands	1,667,135	1,451,135	216,000	4.9	3.6
Prosperous Spring Ltd. P.O. Box 1164GT Grand Cayman, British West Indies	1,580,691	1,524,441	56,250	4.6	3.8
Desert Pines Ventures Ltd. P.O. Box 1164GT Grand Cayman, British West Indies	1,204,465	1,148,215	56,250	3.5	2.9
Netdata Ltd. Kingston Chambers P.O. Box 173 Road Town Tortola, British Virgin Islands	449,368	421,243	28,125	1.3	1.1

Other directors and executive officers:

Liu Junfeng (10)	1,580,691	1,524,441	56,250	4.6	3.8
Liao Li	—	—	—	—	—
Tony Tsang	—	—	—	—	—
Sean Shao	—	—	—	—	—

(1)	Transpac Capital Pte. Ltd. is the investment manager for each of Transpac Capital 1996 Investment Trust, Transpac Capital Parallel 1996 Investment Trust, Transpac Managers III Ltd. and Transpac Industrial Holdings Limited. While Transpac Capital Pte. Ltd. has no economic ownership rights over the assets of these funds, it has decision-making powers with respect to the voting and disposition of their assets. As a result, Transpac Capital Pte. Ltd. has ultimate voting and dispositive powers over the shares of our company held by Beaver Developments Limited on behalf of these funds. Transpac Capital Pte. Ltd. is managed by a board of ten directors who exercise, in their capacities as directors of Transpac Capital Pte. Ltd., the voting and dispositive powers of Transpac Capital Pte. Ltd. over the shares of our company held by Beaver Developments Limited: Christopher Leong Ka Cheong, Wong Kwongchi, Hoon Wee Teng Will, Cheryl Van Steenwyk, Woo Adrian Chin Pang, Leong Ka Hi Harry, Wang Pao-Lung Vincent, Cheong Kok Yew Stanley, Alan Howard Smith and Alexander Reid Hamilton. Other than the 0.9% beneficial interests of Transpac Managers III Ltd. in Beaver Developments Limited held in nominee by Transpac Nominees Pte. Ltd. and other than the 1.0% beneficial interest of Transpac Capital Pte. Ltd. in Transpac Capital 1996 Investment Trust, each director of Transpac Capital Pte. Ltd. disclaims beneficial ownership of the shares of our company held by Beaver Developments Limited or Sesame Seed Group Limited.
(2)	Beaver Developments Limited is a company incorporated in the British Virgin Islands and is the record holder of 10,302,000 shares of our company. The sole shareholder of Beaver Developments Limited is Transpac Nominees Pte. Ltd., which in turn is a wholly-owned subsidiary of Transpac Capital Pte. Ltd. Transpac Nominees Pte. Ltd., through Beaver Developments Limited, holds its shares in our company as nominee for three investment funds: Transpac Capital 1996 Investment Trust, Transpac Capital Parallel 1996 Investment Trust and Transpac Managers III Ltd. Transpac Capital Pte. Ltd. is the investment manager for each of these funds.

(3)	Tong Ren Ltd. is a company incorporated in the British Virgin Islands and is owned by Wang Youjun, Chen Dacai, Lin Hong, Zhou Huiyun, Zou Hengtai, Cao Yun, Liang Wei, Hu Baolong, Cheng Liping, Liu Gang and Li Kaitai. Each individual shareholder of Tong Ren Ltd. has voting and investment powers with respect to the shares of our company owned by such shareholder through Tong Ren Ltd. Wang Youjun, Chen Dacai and Lin Hong own 34.8%, 21.1% and 20.5%, respectively, of Tong Ren Ltd., which correspond to 8.8%, 5.4% and 5.2%, respectively, of the shares of our company.
(4)	Standard International is a company incorporated in the British Virgin Islands and is owned and controlled by the following individuals: Ke Lin, one of our directors, Chen Xiao Lu, Luo Yuan and Hung Huang. Standard International owns 50% of Sesame Seed Group Limited and as a result 3.7% of its beneficial ownership in our company is owned through Sesame Seed Group Limited.
(5)	Masterful Solutions Inc. is a company incorporated in the British Virgin Islands and is owned by a group of 33 employees of our company. Each individual shareholder of Masterful Solutions Inc. has voting and investment powers with respect to the shares of our company owned by such member through Masterful Solutions Inc. Wang Youjun and Chen Dacai own 41.8% and 16.5%, respectively, of Masterful Solutions Inc., which correspond to 3.8% and 1.5%, respectively, of the shares of our company.
(6)	Sesame Seed Group Limited is a company incorporated in the British Virgin Islands and is a joint venture that is 50% owned by Transpac Industrial Holdings Limited, a publicly listed venture capital investment company listed on the Stock Exchange of Singapore, and 50% owned by Standard International. Transpac Capital Pte. Ltd. is the investment manager for Transpac Industrial Holdings Limited. The board of directors of Transpac Capital Pte. Ltd., whose members are listed in Footnote (1) above, exercises the voting and dispositive powers over the shares of our company owned by Transpac Industrial Holdings Limited indirectly through Sesame Seed Group Limited. The four individuals listed in Footnote (4) above, who own and control Standard International, exercise the voting and dispositive powers over the shares of our company owned by Standard International indirectly through Sesame Seed Group Limited.
(7)	Great Legend Entity Ltd. is a company incorporated in the Cayman Islands and is wholly beneficially owned by Gong Chuanjia, an individual who has both voting and dispositive powers and economic interests with respect to all of our shares held by Great Legend Entity Ltd.
(8)	Includes 11,559,743 shares beneficially owned by Transpac Capital Pte. Ltd., which in turn include 10,302,000 shares owned of record by Beaver Developments Limited and 1,257,743 shares owned of record by Sesame Seed Group Limited. Mr. Wong has an interest of approximately 6.67% in Transpac Managers III Ltd., and as a result has an interest of approximately 0.02% in our company indirectly through Transpac Managers III Ltd. Mr. Wong is not a record owner of any shares of our company.
(9)	Includes 3,461,849 shares beneficially owned by Standard International, which in turn include 1,257,743 shares owned of record by Sesame Seed Group Limited. Ms. Ke has an interest of approximately 25% in Standard International. Ms. Ke is not a record owner of any shares of our company.
(10)	Includes 1,580,691 shares owned of record by Prosperous Spring Ltd., which is wholly beneficially owned by Liu Junfeng.

The selling shareholders who have agreed to sell ADSs pursuant to the over-allotment option, and the maximum number of shares that each such selling shareholder has agreed to sell pursuant to the over-allotment option, are set forth below:

Name of Selling Shareholder	Maximum Number of Shares to be Sold Pursuant to the Over-Allotment Option
Beaver Developments Limited	281,250
Tong Ren Ltd.	140,625
Standard International Holdings Ltd.	56,812
Sesame Seed Group Limited	64,688
FuRong Investments Ltd.	216,000
Prosperous Spring Ltd.	56,250
Desert Pines Ventures Ltd.	56,250
Netdata Ltd.	28,125

If less than all of the over-allotment option is exercised as determined by the underwriters, the number of ADSs to be sold by such selling shareholders pursuant to the over-allotment option shall be reduced on a pro rata basis based on the maximum number that they have agreed to sell pursuant to the over-allotment option.

None of our existing shareholders will have voting rights that differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We believe that none of our shareholders of record are currently resident in the United States.

DESCRIPTION OF SHARE CAPITAL

This offering consists of an offering of ADSs representing our ordinary shares. The following discussion primarily concerns our ordinary shares and the rights of holders of our ordinary shares.

As of the date of this prospectus, our authorized share capital consists of 50 million ordinary shares, par value US$0.001 each. As of the date of this prospectus, there are 34 million ordinary shares issued and outstanding.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of (i) material provisions of our third amended and restated memorandum and articles of association and (ii) the Companies Law, insofar as they relate to the material terms of our ordinary shares.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which our ordinary shares are held in order to exercise shareholders’ rights in respect of our ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Voting rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder or shareholders present in person or by proxy and holding in aggregate at least ten percent of the shares giving a right to vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, representing not less than 33 1/3% of the outstanding voting shares of our company. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10% or more of our voting share capital. Advance notice of at least twenty days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of shares. Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

Variations of rights of shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Classes of Directors

The directors will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. On December 15, 2004 and on January 11, 2005, the shareholders resolved, by unanimous written resolutions, to set the initial term of Class I directors to expire immediately after the annual general meeting of shareholders in 2005, the initial term of Class II directors to expire immediately after the annual general meeting of shareholders in 2006, and the initial term of Class III directors to expire immediately after the annual general meeting of shareholders in 2007. At each annual general meeting of shareholders, beginning in 2005, successors to the class of directors whose terms expire at or immediately after that meeting will be elected for a three-year term.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director.

These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could only be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in ordinary shares, which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts, or ADRs, shall include the statements you will receive that reflect your ownership of ADSs.

The depositary’s office is located at 60 Wall Street, New York, NY 10005.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered holders and (3) deduction of the depositary’s expenses in (a) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (b) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (c) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (d) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S., Cayman Islands or other legal considerations applicable at the time of deposit.

The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that certificated ADRs be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request. Your ability to withdraw the ordinary shares may be limited by U.S., Cayman Islands or other legal considerations applicable at the time of withdrawal.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or responsible, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of any voting rights,

•	for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in paragraph seven of the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as it is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. If you do not provide voting instructions to the depositary, you will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by your ADSs, provided, however, that you will not be deemed to have given such discretionary proxy on any matter in which we inform the depositary (and, in the deposit agreement, we have agreed to provide such information promptly in writing) or the depositary reasonably believes that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) giving such proxy would materially affect the rights of holders of ordinary shares. The depositary will only vote or attempt to vote as you instruct (or are deemed to have instructed). The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will you be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our ordinary shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them to ADR holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from deposits of ordinary shares and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred, and services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our ordinary shares or other deposited securities (which charge shall be assessed against holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders of our ADRs or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing ordinary shares or holders of our ADRs withdrawing deposited securities);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders of our ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay certain other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

a)	amend the form of ADR;

b)	distribute additional or amended ADRs;

c)	distribute cash, securities or other property it has received in connection with such actions;

d)	sell any securities or property received and distribute the proceeds as cash; or

e)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed rules, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the ADR;

•

proof satisfactory to it of (1) the identity and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the ordinary shares on the books maintained by or on our behalf for the transfer and registration of ordinary shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands, China or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADR provides shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of ordinary shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may, unless otherwise requested by us, issue ADSs prior to the deposit with the custodian of ordinary shares (or rights to receive ordinary shares) in compliance with the provisions of the deposit agreement and to the extent permitted by applicable laws and regulations. This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying ordinary shares (or rights to receive ordinary shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral with cash or U.S. government securities for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying ordinary shares,

•	assigns all beneficial rights, titles and interests in such ordinary shares to the depositary,

•	holds such ordinary shares for the account of the depositary, and

•	will deliver such ordinary shares to the custodian as soon as practicable, and promptly if the depositary so demands.

The deposit agreement limits the aggregate size of the pre-release transactions. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

It is expected that for the foreseeable future, pre-release transactions will not be available.

Appointment

Each holder of our ADRs and each person holding an interest in our ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement, shall be deemed for all purposes to:

(a)	be a party to and bound by the terms of the deposit agreement and the applicable ADRs; and

(b)	appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADRs, to adopt any procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADRs, with the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our ADSs and could impair our future ability to raise capital through an offering of our equity securities. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Upon completion of this offering, we will have outstanding 3,000,000 ADSs representing 6,000,000 ordinary shares (3,450,000 ADSs representing 6,900,000 ordinary shares, if the over-allotment option is exercised in full). In addition, we will have outstanding 34,000,000 ordinary shares not represented by ADSs (33,100,000 if the over-allotment option is exercised in full). All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any ADSs purchased by our affiliates, as that term is described in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Lock-up Agreements

At the time of the offering, we will have signed an underwriting agreement that, subject to limited exceptions, prevents us from offering or selling, directly or indirectly, any ADSs or ordinary shares or any securities convertible into or exchangeable or exercisable for ADSs or ordinary shares for a period of 180 days after the date of this prospectus without the prior consent of Deutsche Bank Securities Inc. During this period, the underwriting agreement will also prevent us from entering into any transaction which would have the same effect as disposing of any ADSs or ordinary shares, and from entering into swap, hedge or other arrangements that transfer, in whole or in part, any of the economic benefits of our ADSs or ordinary shares, or publicly disclosing the intention to make any such offer, sale, pledge or disposition. See “Underwriting.”

We anticipate that, at the time of the offering, our directors and executive officers and our shareholders will have signed lock-up agreements that, subject to limited exceptions, prevent them from offering or selling, directly or indirectly, any ADSs or ordinary shares or any securities convertible into or exchangeable or exercisable for ADSs or ordinary shares for 180 days after the date of this prospectus. During this period, the lock-up agreements will also prevent them from entering into any transaction which would have the same effect as disposing of any ADSs or ordinary shares, and from entering into swap, hedge or other arrangements that transfer, in whole or in part, any of the economic benefits of our ADSs or ordinary shares, or publicly disclosing the intention to make any such offer, sale, pledge or disposition. See “Underwriting.”

Deutsche Bank Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Following the expiration of each of these lock-up agreements, approximately 34,000,000 (or 33,100,000 if the over-allotment option is exercised in full) additional ordinary shares (whether in the form of ADSs or otherwise) will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

Rule 144

In general, but subject to the lock-up agreements described above, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, any of our affiliates or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise; or

•	the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks immediately preceding the date on which notice of the proposed sale is filed with the SEC.

Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), any person (or persons whose shares are aggregated) who is not at the time of the sale one of our affiliates and has not been an affiliate at any time during the preceding three months and who has beneficially owned our restricted ordinary shares, in the form of ADSs or otherwise, for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, any of our employees, consultants or advisers who have purchased shares from us pursuant to Rule 701 of the Securities Act in connection with a compensatory stock or option plan or other written agreement is eligible to sell such shares 90 days after the effective date of this offering in reliance on Rule 144 and without compliance with some restrictions, including the holding period, contained in Rule 144.

Registration Rights

Following the expiration of the lock-up agreements described above, certain holders of our ordinary shares will be entitled to require that we register their ordinary shares under the Securities Act. See “Related Party Transactions—Registration Rights Agreement.”

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not currently a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Tax Considerations

U.S. Holders

This summary describes material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holders that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a life-insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;

•	a person liable for alternative minimum tax;

•	an investor in a pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Prospective holders should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of ADSs or ordinary shares in light of their particular circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ADS or ordinary share that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADSs or ordinary shares.

For U.S. tax consequences to a holder that is not a U.S. Holder, or a non-U.S. Holder, see the discussion below under “—Non-U.S. Holders.”

U.S. Holders of ADSs will generally be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. No gain or loss will be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions paid with respect to the ADSs or ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, or Taxable Dividends, will be taxed as dividend income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ADSs or ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ADSs or ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ADSs or ordinary shares. This reduction in a U.S. Holder’s basis in the ADSs or ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ADSs or ordinary shares.

Provided that certain holding period requirements are met and subject to other conditions and limitations, Taxable Dividends received before January 1, 2009 by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Taxable Dividends are “qualified dividends.” Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” Taxable Dividends paid on the ADSs will be treated as qualified dividends if the ADSs are readily tradable on an established securities market in the United States. The ADSs will be listed on Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether dividends received with respect to the ordinary shares will be treated as qualified dividends, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax adviser regarding the availability of the preferential rate of taxation on dividends in light of your own particular circumstances.

Taxable dispositions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the ADSs or ordinary shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ADSs or ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

Passive Foreign Investment Company Considerations

Special U.S. tax rules apply to a company that is considered to be a passive foreign investment company, or PFIC. We will be classified as a PFIC in a particular taxable year if either:

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Cash balances and investments in debt securities (even if short-term investments of working capital) are considered to be assets that produce passive income.

Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in our 2005 taxable year or any future taxable year. However, our status in future years will depend on our income and assets (which for this purpose depend in part on the market value of the ordinary shares) in those years, and we can give no assurance that we will not become a PFIC in future years. Generally, subject to the discussion below, in respect of any year in which we are a PFIC, you will be subject to a special tax at ordinary income tax rates (without the possibility to benefit from the lower rates applicable to certain dividends paid to individuals) on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of the ordinary shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold the ordinary shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ordinary shares at death.

You can avoid certain of the unfavorable rules described in the preceding paragraph by electing to mark the ADSs to market, or a mark-to-market election, or by electing to treat the ordinary shares as an interest in a qualified electing fund, or a QEF election. Under current law, the mark-to-market election may be available for U.S. Holders of ADSs because the ADSs will be listed on Nasdaq which constitutes a qualified exchange as designated in the Internal Revenue Code of 1986, as amended, although there can be no assurance that the ADSs will be “regularly traded.” If you make the mark-to-market election, you will be required in respect of any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at year-end over your basis in the ADSs. In addition, any gain you recognize upon the sale of the ADSs will be taxed as ordinary income in the year of sale. If you make a mark-to-market election, the election generally will be effective for the year in which the election is made and for all subsequent taxable years unless the ADSs are no longer marketable stock or the Internal Revenue Service consents to the revocation of the election. If you make a QEF election, you will be required to include in income your proportionate share of our income and net capital gain in respect of years in which we are a PFIC, but any gain that you subsequently recognize upon the sale of the ADSs or ordinary shares generally will be taxed as capital gain. To make a QEF election you will be required to supply the Internal Revenue Service with an information statement provided by us. As there can be no assurance that we will be able to provide the necessary information statement and as we do not undertake to provide such statement, you may not be able to make a QEF election if we are a PFIC.

You should consult your own tax adviser regarding the tax consequences that would arise if we were treated as a PFIC, including the desirability of making a mark-to-market or QEF election.

Non-U.S. Holders

Any dividends received on the ADSs or ordinary shares and any gain realized on sale or exchange of the ADSs or ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See “—Information Reporting and Backup Withholding Rules” below.

A non-U.S. Holder may be subject to U.S. federal income taxes on any dividends received on the ADSs or ordinary shares and on any gain realized on the sale or exchange of the ADSs or ordinary shares if it has an office, fixed place of business, or a tax home in the United States or certain other conditions exist.

Information Reporting and Backup Withholding Rules

Dividends on the ADSs or ordinary shares, and payments of the proceeds of a sale of the ADSs or ordinary shares, paid within the United States or through certain U.S. related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certain other information. Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, a non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total	3,000,000

Deutsche Bank Securities Inc. is acting as sole book runner, and Deutsche Bank Securities Inc. and Jefferies Broadview, a division of Jefferies & Company, Inc. are acting as co-lead managers. The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of US$                     per ADS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$                     per ADS to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. The selling shareholders will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Per ADS			Total
	Without over- allotment		With over- allotment	Without over- allotment		With over- allotment
Underwriting discounts and commissions paid by us	US$		US$	US$		US$
Underwriting discounts and commissions paid by the selling shareholders		—	US$		—	US$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$            .

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of our ADSs being offered.

None of our major shareholders, directors and executive officers intend to subscribe in this offering and, as far as we are aware, none of any other persons intend to subscribe for more than 5% of our ADSs being offered.

We have agreed with the underwriters that we will not, without the prior written consent of Deutsche Bank Securities Inc., for a period of 180 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to, any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares;

whether any transaction described above is to be settled by the delivery of our ADSs, our ordinary shares or such other securities, in cash or otherwise.

The restrictions in the above paragraph applicable to us do not apply to:

•	the ADSs to be sold in this offering and the ordinary shares underlying such ADSs; and

•	any ordinary shares to be issued upon the exercise of options granted under existing employee stock option plans.

In addition, our directors, officers and shareholders have entered into a similar 180-day lock-up agreement with respect to our ADSs and ordinary shares, which also adds an additional prohibition for 180 days following the date of this prospectus against making any demand for or exercising any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares without the prior written consent of Deutsche Bank Securities Inc. The restrictions applicable to our directors, officers and shareholders do not apply to the ADSs to be sold in this offering and the ordinary shares underlying such ADSs and any ordinary shares to be issued upon the exercise of options granted under existing employee stock option plans.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied for the ADSs to be approved for quotation on Nasdaq under the symbol WDAT. Before this offering, there has been no public market for our ADSs or ordinary shares. The public offering price is determined through negotiations among us and the representative for the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs over-allotted is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•

Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the covered short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying the additional ADSs over-allotted not covered by the over-allotment option in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in our ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute the prospectus electronically.

Certain of the underwriters or their affiliates are providing, have provided or may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in that connection.

The address of the representative of the underwriters, Deutsche Bank Securities Inc., is at 60 Wall Street, New York, New York 10005.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, each underwriter has represented and agreed that: (i) the offer of ADSs and ordinary shares under this prospectus is only made to persons to whom it is lawful to offer

ADSs and ordinary shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia to only those persons as set forth in clause (i) above, and (iii) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ADSs or ordinary shares sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

France

Neither this prospectus nor any offering material relating to ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval, or Visa in France, and the ADSs and ordinary shares will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs or ordinary shares may not be distributed, directly or indirectly, in France, except to qualified investors, or investisseurs qualifiés and/or a restricted group of investors, or cercle restreint d’investisseurs, in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs and ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ADSs or the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs or ordinary shares in Germany.

Hong Kong

The ADSs and ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No invitation, advertisement or document relating to the ADSs or ordinary shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs or ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Ireland

Each underwriter has represented and agreed that (a) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2003, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; (b) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (c) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, as amended, with respect to anything done by it in relation to the offer, sale or delivery of the ADSs or ordinary shares in or involving Ireland.

Italy

The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ADSs or ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art.100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus or any other document relating to the ADSs or ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Japan

The ADSs and the ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan, and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

Luxembourg

Each underwriter represents, warrants and agrees that the ADS or ordinary shares are not being offered to the public in the Grand Duchy of Luxembourg and each of the underwriters represents, warrants and agrees that it will not offer the ADSs or ordinary shares or cause the offering of the ADSs or ordinary shares or contribute to the offering of the ADSs or ordinary shares to the public in Luxembourg, unless all the relevant legal and regulatory requirements have been complied with. In particular, this offer has not been and may not be announced to the public and offering material may not be made available to the public.

The Netherlands

Each underwriter has represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs or ordinary shares, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Norway

This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

People’s Republic of China

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs or ordinary shares may not be circulated or distributed, nor may the ADSs or ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements):

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA;

•	to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Sweden

This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspekitonen). Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

Switzerland

The ADSs and ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs and ordinary shares have been or will be approved by any Swiss regulatory authority.

United Kingdom

Prior to the expiry of a period of six months from the closing date of this offering, no ADSs or ordinary shares may be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any ADSs or ordinary shares may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to the underwriters. All applicable provisions of the Regulations and of the FSMA with respect to anything done by each underwriter in relation to the ADSs or ordinary shares in, from or otherwise involving the United Kingdom must be complied with.

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the ADSs in Canada or any of its provinces or territories. Any offer or sale of the ADSs in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made. No securities commission or similar authority in Canada has in any way passed on the merit of the securities described herein and any representation to the contrary is an offense.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase ADSs for any reason or allocate to any purchaser less than all of the ADSs for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling shareholders in connection with the offering of the ADSs into Canada.

Resale Restrictions

The distribution of the ADSs in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the ADSs must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

Confirmations of the acceptance of offers to purchase any ADS will be sent to Canadian purchasers who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of ADSs resident in Canada who receives a purchase confirmation, by the purchaser’s receipt thereof, represents and acknowledges to us, the selling shareholders, the underwriters and any dealer who sells ADSs to such purchaser that: (i) the offering of the ADSs was not made through an advertisement of the ADSs in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada, and such purchaser’s investment decision will be based solely on the final version of this prospectus and not on any other information concerning us or this offering; (ii) such purchaser has reviewed the terms referred to under “—Resale Restrictions” above; (iii) where required by law, such purchaser is either purchasing the ADSs as principal for its own account and not as agent or trustee or is deemed to be purchasing the ADSs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident and is not a company or other entity created solely for the purpose of permitting a group of persons to acquire securities in reliance on a prospectus exemption; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such ADSs without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor,” other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$500,000, and (d) in the case of a purchaser located in Québec, such purchaser is either a “sophisticated purchaser” within the meaning of section 43, 44 or 45 of the Securities Act (Québec) or is purchasing a sufficient number of ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$150,000.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ADSs. Canadian purchasers of ADSs should consult their own legal and tax advisers with respect to the tax consequences of an investment in the ADSs in their particular circumstances and with respect to the eligibility of the ADSs for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations, including with respect to the application of the proposed “foreign investment entity” provisions of the Income Tax Act (Canada) which, if applicable, may result in a requirement to recognize income for tax purposes even though no cash distribution or proceeds of disposition have been received.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of ADSs pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and the selling shareholders if this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase ADSs offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us or the selling shareholders on whose behalf the distribution is made shall have no right of action for damages against us or the selling shareholders, respectively. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, neither we nor the selling shareholders will have any liability. In the case of an action for damages, neither we nor the selling shareholders will be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described under “—Enforcement of Legal Rights” below.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the ADSs. The rights discussed above are in addition to and without derogation from any other right or remedy that purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the Cayman Islands. All, or substantially all, of our directors and officers, as well as the selling shareholders and the experts named in this prospectus, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of the assets of our company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described in this prospectus (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Future Oriented Financial Information

This prospectus may contain various projections and forecasts which have not been prepared in accordance with the accounting guidelines issued by the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of financial projections and the additional requirements of National Policy Statement 48—Future Oriented Financial Information. No assurance can be given that these projections or forecasts will be realized or come to fruition, and accordingly, neither our company nor the relevant dealer assume any responsibility for the projections or forecasts.

Exchange Rate Information

Certain of the financial information contained herein is expressed in RMB. The following table sets forth, for the periods indicated, certain information concerning the amount of RMB for which one Canadian dollar, or CAN$, could be exchanged based on the quoted rates from the Bank of Canada. No representation is made that the Canadian dollar amounts actually represent such RMB amounts or could have been or could be converted into RMB at the rates indicated, any other rates or at all. Quotations are based on Bank of Canada “nominal rates,” which are neither buying nor selling rates. Rates available from financial institutions will likely differ. On May 2, 2005, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately RMB6.59 = CAN$1.00.

Period	Period end rate	Average rate
1 January 2000 — 31 December 2000	RMB5.52 = CAN$1.00	RMB5.57 = CAN$1.00
1 January 2001 — 31 December 2001	RMB5.20 = CAN$1.00	RMB5.35 = CAN$1.00
1 January 2002 — 31 December 2002	RMB5.24 = CAN$1.00	RMB5.27 = CAN$1.00
1 January 2003 — 31 December 2003	RMB6.41 = CAN$1.00	RMB5.91 = CAN$1.00
1 January 2004 — 31 December 2004	RMB6.88 = CAN$1.00	RMB6.36 = CAN$1.00

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the issue of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Chinese law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Haiwen & Partners. Cleary Gottlieb Steen & Hamilton LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and upon Tian Yuan Law Firm with respect to matters governed by Chinese law. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by Chinese law.

EXPERTS

Our consolidated balance sheets as of December 31, 2003 and 2004, consolidated statements of stockholders’ equity as of December 31, 2002, 2003 and 2004, and consolidated statements of operations and statements of cash flows for the years ended December 31, 2002, 2003 and 2004 included in this prospectus and registration statement have been audited by Ernst & Young, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting. The office of Ernst & Young is located at 15/F Hutchison House, 10 Harcourt Road, Central, Hong Kong.

The valuation of stock-based compensation referenced in this prospectus in “Notes to the Consolidated Financial Statements—Summary of Significant Accounting Policies—Stock-based Compensation” has been prepared by American Appraisal China Limited, an independent appraiser, and the statement relating to American Appraisal China Limited’s appraisal value has been included with their consent in reliance upon such appraisal given upon the authority of such firm as an expert. The address of American Appraisal China Limited is Rm 1506-10, 15/F, Dah Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering and sale of the ADSs. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market quotation fee.

Securities and Exchange Commission registration fee (1)	US$
National Association of Securities Dealers, Inc. filing fee
Nasdaq National Market quotation fee
Legal fees and expenses
Accounting fees and expenses
Printing costs
Transfer agent fees
Miscellaneous

Total	US$

(1)	Consists of the registration fee for our ordinary shares on Form F-1 (Registration No. 333-121531) and for our ADSs on Form F-6 (Registration No. 333-123942).

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or of any state of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Tian Yuan Law Firm, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or

•	entertain original actions brought in each respective jurisdiction, against us or our directors or officers predicated upon the securities laws of the United States or any state thereof.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Tian Yuan Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Tian Yuan Law Firm has advised us that there exists no treaty or other form of reciprocity between China and the United States or the Cayman Islands that would provide the basis for a Chinese court to recognize and enforce U.S. or Cayman Islands court judgments, including those predicated upon the liability provisions of the U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares and a registration statement on Form F-6 under the Securities Act with respect to the ADSs offered by this prospectus. This prospectus, which constitutes a part of the F-1 registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ADSs and the ordinary shares represented by the ADSs, you should refer to our registration statements and their exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

We will furnish to Deutsche Bank Trust Company Americas, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Watchdata Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Watchdata Technologies Ltd. (the “Company”) and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of Watchdata Technologies Ltd.‘s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watchdata Technologies Ltd. and subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Ernst & Young

Hong Kong

February 18, 2005

WATCHDATA TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi,

except number of shares and per share data)

		As of December 31,
	Notes	2003	2004
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		47,385	46,559
Restricted cash	8	24,904	36,023
Accounts receivable, net of allowance for doubtful accounts of RMB6,763 and RMB 7,678 as of December 31, 2003 and 2004, respectively	4	68,616	190,085
Due from related parties	13	8,946	1,279
Inventories	5	37,587	98,145
Deferred cost		17,963	67,082
Deferred tax assets	6	7,709	14,810
Income taxes receivable		—	2,485
Value-added taxes receivable		9,022	2,512
Other current assets		3,225	2,672

Total current assets		225,357	461,652

Non current assets:
Deferred offering expenses		—	6,648
Goodwill		—	4,653
Intangible assets, net		—	3,018
Capitalized software costs		—	439
Property, plant and equipment, net	7	5,276	14,520

Total non-current assets		5,276	29,278

Total assets		230,633	490,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	8	59,660	83,695
Accounts payable		68,998	137,244
Due to related parties	13	1,083	—
Deferred revenue		27,348	95,608
Deposits received from customers		2,746	7,216
Accrued expenses		2,806	4,625
Accrued employee benefits		11,380	16,450
Dividends payable		—	7,200
Other current liabilities		4,083	11,835
Loan payable to a shareholder	9	543	—
Provision under shareholder’s agreement payable to a shareholder	10	20,692	—
Deferred tax liabilities	6	1,796	8,641

Total current liabilities		201,135	372,514

Non-current deferred tax liability	6	195	381

Total liabilities		201,330	372,895

Minority interests		—	18,289
Commitments	12

Shareholders’ equity:
Common stock, Par value US$0.001 per share; authorized 50,000,000 shares, issued and outstanding 34,000,000 shares at December 31, 2003 and 2004, respectively		282	282
Additional paid-in capital		37,808	58,500
(Accumulated losses)/retained earnings		(8,972)	40,835
Accumulated other comprehensive income		185	129

Total shareholders’ equity		29,303	99,746

Total liabilities and shareholders’ equity		230,633	490,930

The accompanying notes are an integral part of these consolidated financial statements.

WATCHDATA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi,

except the number of shares and per share data)

		For the years ended December 31,
		2002	2003	2004
		RMB	RMB	RMB
Revenue (1)		80,007	321,400	489,929
Cost of revenue (2)		(58,384)	(227,810)	(334,201)

		21,623	93,590	155,728
Operating expenses
Research and development		(5,457)	(9,165)	(13,341)
Sales and marketing		(19,976)	(36,975)	(45,309)
General and administrative (4)		(6,425)	(11,321)	(14,053)
Stock-based compensation cost (3)		(4,801)	—	—

Total operating expenses		(36,659)	(57,461)	(72,703)

Operating (loss) income		(15,036)	36,129	83,025

Other income (expenses)
Interest expenses		(1,517)	(1,913)	(2,791)
Interest income		304	163	372
Exchange loss, net		(887)	(843)	(1,151)
Loss from an equity investee		—	—	(1,433)
Other income (expenses)		—	42	(210)

Total other expenses		(2,100)	(2,551)	(5,213)

(Loss) income before tax		(17,136)	33,578	77,812
Tax benefits (expenses)	6	2,894	(5,207)	(8,796)
Minority interests in losses of consolidated subsidiary		—	—	791

Net (loss) income		(14,242)	28,371	69,807

Net (loss) income per share:

Basic and dilutive	11	(0.46)	0.83	2.05

Weighted average number of common stocks outstanding:

Basic and dilutive	11	31,166,667	34,000,000	34,000,000

(1) Includes sales to related parties		10,985	16,204	2,540

(2) Includes stock-based compensation cost		200	—	—

(3) Stock-based compensation cost related to
Research and development		1,084	—	—
Sales and marketing		1,302	—	—
General and administrative		2,415	—	—

		4,801	—	—

Total		5,001	—	—

(4) Includes consulting fee to a related party		—	200	—

The accompanying notes are an integral part of these consolidated financial statements.

WATCHDATA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi)

	For the years ended
	2002	2003	2004
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss) income	(14,242)	28,371	69,807
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	1,829	2,858	3,829
Loss (Gain) on disposal of property, plant and equipment	12	—	(24)
Allowance for doubtful accounts	1,207	2,550	4,135
Amortisation of intangible assets	—	—	375
Amortisation of capitalized software	—	—	88
Provision for obsolete inventories	2,200	683	508
Provision for warranty	467	848	943
Deferred income taxes	(2,894)	3,755	(503)
Loss from an equity investee	—	—	1,433
Minority interests in loss of consolidated subsidiary	—	—	(791)
Stock-based compensation cost	5,001	—	—
Changes in assets and liabilities
Accounts receivable	(32,083)	(27,748)	(123,978)
Balances with related parties	(89)	(5,530)	12,320
Inventories	404	(15,616)	(60,244)
Other current assets	175	(2,024)	687
Accounts payable	14,911	33,230	64,142
Accrued employee benefits	773	7,811	5,017
Income tax payable/(receivable)	273	—	(2,649)
Accrued expenses	1,904	546	1,819
Deferred revenue	10,514	8,707	60,487
Deferred cost	(6,900)	(5,841)	(45,260)
Capitalized software costs	—	—	(527)
Other taxes payable	1,281	(11,031)	7,602
Other liabilities	(1,908)	3,422	1,116

Net cash (used in) generated from operating activities	(17,165)	24,991	332

Cash flows from investing activities:
Acquisition of property, plant and equipment (1)	(3,238)	(5,934)	(10,793)
Investment in an equity investee	—	—	(26,050)
Proceeds from sale of property, plant and equipment	—	—	155

Net cash (used in) investing activities	(3,238)	(5,934)	(36,688)

Cash flows from financing activities:
Increase in short-term loans	21,501	47,244	34,035
Cash received from an equity investee	—	—	40,000
Repayment of short-term loans	(18,000)	(21,500)	(10,000)
Transfer to restricted cash	(242)	(1,680)	(11,119)
Loan payable to a shareholder	545	(2)	(543)
Dividends paid	—	—	(12,800)
Prepaid offering expenses	—	—	(3,940)

Net cash generated from financing activities	3,804	24,062	35,633

Net (decrease) increase in cash and cash equivalents	(16,599)	43,119	(723)
Cash and cash equivalents at the beginning of the year	18,863	3,842	47,385
Effect of exchange rate changes on cash and cash equivalents	1,578	424	(103)

Cash and cash equivalents at the end of the year	3,842	47,385	46,559

Supplemental cash flow information:
Cash paid during the year for interest	1,487	705	3,262
Cash paid for income taxes	—	1,816	11,929

(1)	The liability incurred for the purchase of property, plant and equipment is RMB2,392 as at December 31, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

WATCHDATA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi,

except number of shares and per share data)

	Common stock	Amount	Additional paid-in capital	Retained earnings (accumulated losses)	Comprehensive income (loss)	Accumulated other comprehensive (losses) income	Total
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2002	30,909,091	256	32,833	(23,101)	—	(1,817)	8,171
Issuance of free shares to employees	3,090,909	26	4,975	—	—	—	5,001
Net loss	—	—	—	(14,242)	(14,242)	—	(14,242)
Foreign currency translation adjustments	—	—	—	—	1,578	1,578	1,578

Comprehensive loss					(12,664)

Balance at December 31, 2002	34,000,000	282	37,808	(37,343)	—	(239)	508

Net income	—	—	—	28,371	28,371	—	28,371
Foreign currency translation adjustments	—	—	—	—	424	424	424

Comprehensive income					28,795

Balance at December 31, 2003	34,000,000	282	37,808	(8,972)	—	185	29,303

Additional contribution from shareholder(1)	—	—	20,692	—	—	—	20,692
Net income	—	—	—	69,807	69,807	—	69,807
Dividends	—	—	—	(20,000)	—	—	(20,000)
Foreign currency translation adjustments	—	—	—	—	(56)	(56)	(56)

Comprehensive income					69,751

Balance at December 31, 2004	34,000,000	282	58,500	40,835	—	129	99,746

(1)	On April 30, 2000, Beijing Watchdata and its then current shareholders entered into two agreements in connection with certain investments made by Beaver Development Limited, or Beaver, in Beijing Watchdata. The second agreement provides for certain payment obligations from Beijing Watchdata to Beaver in the event that Beijing Watchdata failed to meet certain financial benchmarks. Beaver waived any such payment on June 30, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

1.    Reorganization and Basis of Presentation

Reorganization and Basis of Presentation

Watchdata Technologies Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on July 22, 2004 as part of the group’s reorganization to act as the holding company of the group for its initial public offering on Nasdaq. The group offers microprocessor cards and related services to mobile communications operators, the financial services industry, the public sector and other industries. It markets its products and services to clients primarily in the People’s Republic of China (the “PRC”).

The primary business operations of the group were conducted through Beijing Watch Data System Co., Ltd. (“Beijing Watchdata”) and Watchdata Technologies Pte. Limited (“Singapore Watchdata”) during the three years ended December 31, 2004.

Beijing Watchdata was incorporated under the laws of the PRC on November 18, 1994. Singapore Watchdata was incorporated under the laws of Singapore on June 2, 2000, and is the subsidiary through which the group conducts a majority of its international business.

In June 2004, as part of the group’s reorganization, Strategic Triumph Limited (“Strategic Triumph”) was included in the group to act as the holding company of the group. Strategic Triumph was incorporated under the laws of the British Virgin Islands on September 3, 2001 and had been dormant since then. On June 17, 2004, Strategic Triumph acquired Beijing Watchdata using cash consideration of RMB 20,000 from Beijing Watchdata’s then shareholders who also agreed to contribute the same amount into Strategic Triumph as capital. On July 20, 2004, Strategic Triumph acquired Singapore Watchdata for nominal cash consideration.

On August 10, 2004, the Company became the holding company of the group by acquiring 100% of Strategic Triumph by issuing 33,999,999 shares to the then shareholders of Strategic Triumph. There was no change in the Company’s beneficial ownership until the completion of the reorganization, i.e, when Strategic Triumph and the Company were added to the group. As such, in accordance with question 2 of FASB Technical Bulletin 85-5, “Stock Transactions Between Companies Under Common Control” and paragraph D12 of SFAS 141, “Business Combinations”, the acquisitions of Beijing Watchdata and Singapore Watchdata have been accounted for as a reorganization under common ownership in a manner similar to a pooling of interests as if the Company had always been the holding company since the first day of the periods presented. The combination of the entities has been reflected at historical cost and the results of operations and related assets and liabilities of the operations of the above companies transferred to the Company as part of the acquisitions have been included in the consolidated financial statements for the entire period covered thereby.

On February 1, 2004, the board of directors of Beijing Watchdata declared a cash dividend out of its 2003 net income totaling RMB20,000. The dividend is deemed to be a dividend of the Company since Beijing Watchdata is considered to be one of the Company’s predecessor companies. The dividend declared is the equivalent of RMB0.59 per share based on 34,000,000 shares of the Company deemed to be outstanding when the dividend was declared. Of the dividend declared of RMB20,000, cash dividends paid in 2004 amounted to RMB12,800.

On March 10, 2004, Beijing Watchdata acquired 50% of Beijing Watch Smart Technologies Ltd. (“Watch Smart”). Tianjin Tongren (TEDA) Software Technology Co., Ltd. (“Tongren”) owns

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

the remaining 50% of Watch Smart. The results of Watch Smart’s operations were included in the Company’s consolidated financial statements using the equity method from March 10, 2004 to September 5, 2004. On September 6, 2004, Beijing Watchdata completed a series of contractual arrangements with Watch Smart to complete the restructuring. Further details of the acquisition and subsequent arrangements with Watch Smart are included in Note 3 Acquisition.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and a variable interest entity. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation. All significant transactions and balances between the variable interest entity, the Company and its subsidiaries are eliminated upon consolidation and the effect of inter-company eliminations on the net income or expense of the variable interest entity has been attributed to the Company in its consolidated net income.

2.    Summary of Significant Accounting Policies

Foreign Currency Transactions

The Company and its subsidiaries determine their functional currencies based on the criteria of SFAS 52 and use Renminbi (“RMB”) as their reporting currency. Transactions denominated in foreign currencies are translated into the functional currency at the exchanges rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the current year’s results of operations.

The financial statements of the Company and its subsidiaries have been translated into RMB in accordance with SFAS 52, “Foreign Currency Translation.” The assets and liabilities of the Company and its subsidiaries are translated into RMB from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into RMB at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of “Accumulated other comprehensive (loss) income.”

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ equity. Accumulated other comprehensive income of the Company represents the cumulative foreign currency translation adjustment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from these estimates.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Revenue Recognition

General

The Company’s products are generally sold based on contracts with or purchase orders from customers that include fixed and determinable prices and do not include right of return or other similar provisions. Revenue is recognized for products upon delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is probable.

For revenue generated through agents, when the fixed or determinable fee and collectibility criteria for revenue recognition are not met in connection with these reseller arrangements, revenue is recognized when the agent makes delivery to the final customers and cash is received from the agent.

Revenue for services is recognized ratably over the service period.

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of software products received or receivable from, the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities and which develop their own software products and have the software products registered with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess over 3% of revenue paid in the month when output VAT exceeds input VAT (excluding export sales). The excess portion of the VAT is refundable and is recorded on an accrual basis. The VAT rebate was RMB2,524, RMB9,362 and RMB1,934 in 2002, 2003 and 2004 respectively.

Products

The Company sells two types of cards that have embedded TimeCOS chip operating system, namely, cards without over-the-air (“OTA”) wireless transmission function (“Traditional cards”) and cards with OTA wireless transmission function (“OTA cards”).

For Traditional cards, since the Company is selling a chip operating system TimeCOS, the Company accounted for the revenue from the sale of Traditional cards in accordance with SOP 97-2.

Under most circumstances, the sales price of OTA cards will include the maintenance services for the OTA platforms. As a result, for OTA cards, there are two deliverables—the microprocessor cards and the server maintenance services (implied rather than contractual), and accordingly, the microprocessor cards and the server maintenance services are considered separate units of accounting in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.”

In applying EITF 00-21, the total fee on such arrangements is allocated to the individual deliverables based on their relative fair values. If the fair value of an element has not been

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

established, the residual method is used to record revenue if the fair value of the undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue when the revenue recognition criteria have been met in full for each element.

For OTA cards, revenue for the card deliverable has been accounted for in accordance with SOP 97-2 and revenue for the services has been bifurcated as a separate element under EITF 00-21 and has been recognized ratably over the service period under SAB 104.

Deferred Revenue and Deferred Cost

Deferred revenue includes amounts for goods delivered by the Company that have not been recognized as revenue because not all revenue recognition criteria have been met and amounts relating to services not yet performed, i.e., (i) amounts in relation to goods delivered prior to obtaining persuasive evidence of arrangements, (ii) sales arrangements with extended payment terms or payment terms which are contingent upon payment from end customers, (iii) revenue for the undelivered maintenance services element of OTA cards and (iv) amounts in relation to goods delivered under contractual arrangements requiring subsequent determination of price. The title and risk of loss of these inventories are transferred to the customers upon delivery. Any incremental direct costs related to the amount of deferred revenue (“deferred cost”), including primarily chip purchase cost, subcontracting costs, shipping and handling costs for delivered products and estimated warranty cost, are deferred until the time when the related revenue is recognized. Deferred revenue and deferred cost are presented separately on the consolidated balance sheets.

Cost of Revenue

Cost of revenue includes manufacturing and overhead, subcontracting costs, shipping and handling costs for products sold and estimated warranty costs. Shipping and handling costs for the years ended December 31, 2002, 2003 and 2004 were RMB550, RMB1,044 and RMB3,129, respectively.

The Company provides for future warranty obligations upon product delivery. The warranties are generally for 12 months from the date of purchase. The Company’s liability under these warranties is to provide a replacement product, repair the product, issue a credit or provide additional compensation to the customer. In addition, it may need to supply additional products at certain volumes up to 150% of the units of the defective products. Factors that affect the Company’s liability provision include the number of units delivered, historical experience and the Company’s judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liability provision at each period end and makes adjustments to the provision if necessary.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Changes in the Company’s warranty liability provision, which is included as a component of “Other current liabilities” on the consolidated balance sheets, for the years under review are as follows:

	As of December 31,
	2002	2003	2004
	RMB	RMB	RMB
Beginning balance	314	512	1,024
Current year provision	467	848	943
Cost incurred in the year	(269)	(336)	(142)
Changes in liability for pre-existing warranties in the year, including expirations	—	—	(882)

Ending balance	512	1,024	943

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the profit and loss account over the expected useful life of the relevant asset by equal annual installments deducted from the carrying amount of the asset and released to the profit and loss account by way of a reduced depreciation charge.

The Company has received government grants in cash totaling RMB nil, RMB392 and RMB2,116 for years ended December 31, 2002, 2003 and 2004, out of which RMB nil, RMB14 and RMB650 have been used to offset research and development expenses in the respective years. The remaining cash receipts are deferred and credited until when the related expenses are recorded.

Research and Development

All research and development costs include material cost, payroll and related costs of employees engaged in research and development activities. Technological feasibility for software products is reached shortly before the products are released to manufacturing. Costs eligible for capitalization under FASB Statement No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”, were not significant for 2002 and 2003 and amounted to RMB526 for the year ended December 31, 2004 . The Company has capitalized these costs incurred after technological feasibility is established and amortize the capitalized amount over the respective average product lives on a straight line basis.

Advertising Costs

Advertising costs, primarily advertisements through mass media and exhibitions, are included in “Sales and marketing expenses” and are expensed when printed/aired. Advertising

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

costs for the years ended December 31, 2002, 2003 and 2004 were RMB365, RMB607 and RMB1,648, respectively.

Concentration of Risks

Concentration of Credit Risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality in Singapore and the PRC.

Concentration of Customers

The Company’s business activities and accounts receivable are principally located in the PRC with a limited number of larger customers. The top two customers (i.e., the two mobile operators in the PRC) accounted for approximately 32.7%, 75.6% and 63.1% of the Company’s revenue for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2003 and 2004, the Company’s net trade accounts receivable from these customers amounted to RMB43,462 and RMB119,265, respectively, representing 63.3% and 62.7% of accounts receivable (net of allowance for doubtful accounts), respectively. The Company generally does not require collateral for trade accounts receivable.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

Concentration of Suppliers

During the years ended December 31, 2002, 2003 and 2004, the Company made approximately 58.6%, 69.8% and 58.0%, respectively, of its purchases from its top two suppliers. At December 31, 2003 and 2004, accounts payable included RMB45,942 and RMB43,198, respectively, due to these suppliers.

Current Vulnerability Due to Certain Other Concentrations

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for chip cards; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

A majority of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the free convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Restricted Cash

Restricted cash amounts are principally interest-bearing demand deposit accounts placed with financial institutions for banking facilities granted by the financial institutions to one of the Company’s subsidiaries. Restricted cash is stated at cost, which approximates its fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at the original invoiced amounts less an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts primarily based upon the age of the accounts, past collection history and credit-worthiness of customers. The Company periodically reviews its accounts receivable balances and utilizes cash collections data to support the basis for its estimate of the allowance for doubtful accounts. As of December 31, 2003 and 2004, the Company’s allowance for doubtful debts was RMB6,763 and RMB7,678, respectively.

Inventories

Inventories are stated at the lower of cost (calculated on a first-in-first-out basis) or market value. The Company provides inventory allowances for loss on decline in market value and obsolescence.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Property, Plant and Equipment, Net

Property, plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Machinery and equipment	5 years
Computer and office equipment	2 years
Transportation equipment	5 years
Leasehold improvements	3 years

Depreciation is recorded when assets are ready for their intended use. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repair costs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized as additions to the related assets.

Impairment of Long-lived Assets

Pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the impairment or disposal of long-lived assets,” the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Income Taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The tax bases of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term loans. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term loans approximate their fair values due to their short-term maturities.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

PRC Contribution Plan and Profit Appropriation

Full time employees of the Company and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were RMB1,685, RMB2,162 and RMB5,521 for the years ended December 31, 2002, 2003 and 2004, respectively.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for the specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses.

Operating Leases

Leases where the lessor effectively retains substantially all the risks and rewards of ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in the profit and loss account on a straight-line basis over the lease term.

The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expense over the lease term on a straight-line basis.

Stock-based Compensation

The Company accounts for its stock-based compensations in accordance with SFAS No. 123, “Accounting for Stock Based Compensation.” In November 2002, certain employees of the Company were granted the rights to receive free shares of the Company, which was equivalent to approximately 10% of the value of the Company before its issuance of such free shares for nil consideration. The rights vested immediately at the grant date. Transfer of the shares is not allowed within four years from the grant date. The compensation expense was determined based on the approximate fair value of the shares at the grant date as valued by American Appraisal China Limited, an independent appraiser.

The Company did not have any stock or option plan existing as of December 31, 2004.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Net (Loss) Income Per Share

Net (loss) income per share has been disclosed for all periods assuming that all shares issued as part of the reorganization, as described in Note 1, had been outstanding for all years and that the employees’ shares were issued on the date of grant.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Since the Company has no stock option plan in existence, it does not expect the adoption of Statement 123(R) to have a material effect on its results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

3.    Acquisition

On March 10, 2004, Beijing Watchdata acquired 50% of Watch Smart. The results of Watch Smart’s operations were included in the Company’s consolidated financial statements using the equity method from March 10, 2004 to September 5, 2004. Until July 12, 2004, Watch Smart operated as a provider of operating system software with data security features to utility businesses in the PRC.

Based upon financial information as of March 10, 2004, Beijing Watchdata acquired RMB24,128 in assets and assumed RMB9,128 in liabilities. Cash consideration totaling RMB15,000 was paid. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of March 10, 2004
RMB
(Unaudited)
Current assets	13,606
Property, plant, and equipment and other assets	24
Completed technology	1,625
IP R&D	1,395
Customer relationship	2,330
Contract backlog	495
Goodwill	4,653

Total assets acquired	24,128
Current liabilities	(8,461)
Deferred tax liabilities	(667)

Net assets acquired	15,000

The assigned value to IP R&D totaling RMB1,395 were charged to the Company’s profit and loss account at the date of acquisition in accordance with FASB Interpretation No. 4 (“FIN 4”) “Applicability of FASB No. 2 to Business Combinations Accounted for by the purchase method.” Those charges are included in loss from an equity investee.

The Company had reduced its interests in Watch Smart from 50% to 49% through an increase in registered capital of Watch Smart on June 11, 2004. As part of the capital increase,

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Beijing Watchdata made additional capital contribution totaling RMB12,200 to Watch Smart while Tianjin Tongren (TEDA) Software Technology Co., Ltd. (“Tongren”), the other shareholder of Watch Smart, contributed RMB12,800 to Watch Smart.

Subsequently, as part of the group’s reorganization, effective on July 10, 2004 Beijing Watchdata became a wholly foreign owned enterprise and was prohibited from conducting certain encryption business and handling encryption algorithms owned, licensed or controlled by the Chinese government, which can only be performed by a less than 50% foreign owned enterprise. As a result, on July 12, 2004, Beijing Watchdata transferred its encryption business involving the use of encryption algorithms that are owned, licensed or controlled by the Chinese government to Watch Smart. Watch Smart obtained its encryption license from the government on the same day. As part of the group’s reorganization of its operations, Watch Smart transferred all of its business in the utility sector to Beijing Watchdata on the same day.

On September 6, 2004, Beijing Watchdata completed a series of contractual arrangements with Watch Smart, pursuant to which Beijing Watchdata, on an exclusive basis, will supply products to Watch Smart at cost plus a margin and will receive fees for rendering services and licensing intellectual property rights to Watch Smart. Further, on the same date, Beijing Watchdata and Tongren entered into a shareholders’ agreement, which contains an undertaking from Tongren not to transfer its equity interest in Watch Smart without the prior written consent of Beijing Watchdata. Beijing Watchdata agreed to grant Tongren a put option to sell all of Tongren’s equity interest in Watch Smart to Beijing Watchdata or its designee in compliance with applicable Chinese law. Tongren also agreed to grant Beijing Watchdata or its designee an exclusive option to purchase all of Tongren’s equity interest in Watch Smart in the event of a change of control in Tongren, if Mr. Wang Youjun ceases to be CEO of Beijing Watchdata, or as and when such purchase is permitted under applicable Chinese law.

Upon execution of the above-mentioned contractual arrangements, Watch Smart became a variable interest entity under FASB Interpretation No. 46R, or FIN46R, and accordingly, is consolidated into the Company’s financial statements. All significant transactions and balances between Watch Smart, the Company and its subsidiaries are eliminated upon consolidation and the effect of intercompany eliminations on the net income or expense of Watch Smart has been attributed to the Company in its consolidated net income.

After the initial measurement on September 6, 2004, the assets, liabilities, and non-controlling interests of Watch Smart shall be accounted for in consolidated financial statements as if the entity were consolidated based on voting interests as provided under ARP 51. Accordingly, 51% of the earnings or losses of Watch Smart, net of intercompany elimination adjustments, shall be allocated to Tongren.

Furthermore, if losses applicable to Tongren exceed Tongren’s equity capital in Watch Smart, such excess and any further losses applicable to Tongren shall be charged against the net income of Beijing Watchdata, since Tianjin Tongren does not have any obligation to fund any losses of Watch Smart.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

4.    Accounts Receivable, Net

	As of December 31,
	2003	2004
	RMB	RMB
Accounts receivable	75,379	197,763
Less: Allowance for doubtful accounts	(6,763)	(7,678)

Accounts receivable, net	68,616	190,085

As of December 31, 2003 and 2004, RMB13,055 and RMB nil of accounts receivable was pledged to secure a short-term loan (see note 8) respectively.

Movements in Allowance for Doubtful Accounts:

	As of December 31,
	2002	2003	2004
	RMB	RMB	RMB
Balance at the beginning of the year	3,006	4,213	6,763
Charged to costs and expenses	1,207	2,550	4,135
Write-off	—	—	(3,220)

Balance at the end of the year	4,213	6,763	7,678

5.    Inventories

	As of December 31,
	2003	2004
	RMB	RMB
Raw materials	277	66,097
Work in progress	33,508	22,728
Finished goods	3,802	9,320

Inventories, net	37,587	98,145

Movements in Inventories Obsolescence Provision:

	As of December 31,
	2002	2003	2004
	RMB	RMB	RMB
Balance at the beginning of the year	13,782	12,173	405
Charged to costs and expenses	2,200	683	508
Write-offs	(3,809)	(12,451)	—

Balance at the end of the year	12,173	405	913

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

6.    Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The Company’s PRC subsidiary, Beijing Watchdata, is governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). In accordance with the approval obtained from the State Tax Bureau Beijing Branch on March 20, 1997, Beijing Watchdata is subject to an enterprise income tax rate of 24% on its taxable income. The Company was exempted from enterprise income tax for 1995 and 1996 and was entitled to a 50% tax reduction for the succeeding three years from 1997 to 1999. Pursuant to another approval obtained from the State Tax Bureau Beijing Branch on April 20, 1997, Beijing Watchdata was entitled to a 50% tax reduction in enterprise income tax for another three years from 2000 to 2002. Beijing Watchdata is exempted from local income tax (at 3%) from 1995 onwards.

In the PRC, instead of paying tax at its statutory tax rate, a “Key Software Enterprise” is allowed to pay at a reduced tax rate of 10%. In December 2003, Beijing Watchdata was awarded the status of “Key Software Enterprise”. Accordingly, Beijing Watchdata’s 2003 tax rate was reduced from 24% to 10%. However, such “Key Software Enterprise” status is renewable every year and depends on a number of criteria such as the amount of software sales. As a result of the uncertainty of the enacted tax rate, management used a 24% tax rate in deferred tax calculation as of December 31, 2003. Beijing Watchdata applied for the “Key Software Enterprise” status in May 2004 and has not received the confirmation of “Key Software Enterprise” status as of December 31, 2004.

Similarly management used a 24% tax rate in deferred tax calculation as of December 31, 2004. Because the expected sales in connection with bidding results from China Mobile in the first quarter of 2005 has enabled the Company to meet the requirement of qualifying as “Key Software Enterprise”, management used a 10% statutory tax rate in deferred tax calculations for any temporary differences that are expected to reverse in 2005.

Singapore’s statutory tax rate was 22.0%, 22.0% and 20.0% in 2002, 2003 and 2004, respectively.

The Company’s PRC subsidiary, Watch Smart, is governed by the Enterprise Income Tax Laws of the PRC. In accordance with the approval obtained from the Local Tax Bureau Beijing Branch on July 12, 2000, Watch Smart, being a high technology company registered in Zhongguancun Science Park, is subject to an enterprise income tax rate of 15% on its taxable income. Watch Smart was entitled to a 50% tax reduction for the three years from 2002 to 2004.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

The Company had minimal operations in jurisdictions other than the PRC and Singapore. (Loss) income before income taxes consists of:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Cayman Islands	—	—	—
Foreign	(17,136)	33,578	77,812

	(17,136)	33,578	77,812

The (benefit from) provision for taxes on (loss) income from continuing operations was as follows for the years ended December 31, 2002, 2003 and 2004:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Current tax expense:
Cayman Islands	—	—	—
Foreign	—	1,452	9,299
Deferred tax expense:
Cayman Islands	—	—	—
Foreign	(2,894)	3,755	(503)

Total (benefit) provision	(2,894)	5,207	8,796

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2003	2004
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	2,300	179
Deferred revenue	2,974	12,238
Warranty, reserves and accruals	4,735	2,393

	10,009	14,810
Less: Valuation allowance	(2,300)	—

	7,709	14,810
Deferred tax liabilities:
Deferred cost	(1,796)	(8,473)
Intangible assets	—	(457)
Property, plant and equipment	(195)	(92)

	(1,991)	(9,022)
	5,718	5,788

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

The Company recorded gross deferred tax assets of RMB7,709 and RMB14,810 as of December 31, 2003 and 2004, respectively, and gross deferred tax liabilities of RMB1,991 and RMB9,022 as of December 31, 2003 and 2004, respectively. The gross deferred tax assets were composed primarily of deferred revenue and other temporary differences.

The net deferred tax asset is classified as follows:

	As of December 31,
	2003	2004
	RMB	RMB
Non-current assets	—	—
Current assets	7,709	14,810
Non-current liabilities	(195)	(381)
Current liabilities	(1,796)	(8,641)

	5,718	5,788

The reconciliation of income tax computed at the respective statutory tax rates to income tax (benefit) expense attributable to (loss) income from continuing operations is as follows:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Income tax computed at respective statutory tax rates	(4,059)	8,645	18,804
Add: Tax holiday for PRC subsidiary	187	(4,916)	(10,183)
Add: Non-deductible expenses	692	103	1,305
Less: Non-taxable income	(303)	(936)	(192)
Impact of changes in applicable tax rate	—	2,591	1,362
Changes in valuation allowance	589	(280)	(2,300)

	(2,894)	5,207	8,796

7.    Property, Plant and Equipment, Net

	As of December 31, 2003
	Cost	Accumulated depreciation	Book value
	RMB	RMB	RMB
Machinery and equipment	4,000	819	3,181
Computer and office equipment	4,538	4,504	34
Leasehold improvements	1,606	45	1,561
Transportation equipment	1,747	1,247	500

	11,891	6,615	5,276

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

	As of December 31, 2004
	Cost	Accumulated depreciation	Book value
	RMB	RMB	RMB
Machinery and equipment	12,433	3,708	8,725
Computer and office equipment	5,485	4,520	965
Leasehold improvements	4,051	648	3,403
Transportation equipment	2,734	1,307	1,427

	24,703	10,183	14,520

8.    Short-term Loans

	As of December 31,
	2003	2004
	RMB	RMB
Secured bank loans	59,660	68,695
Unsecured loans	—	15,000

	59,660	83,695

As of December 31, 2003, the Company had credit arrangements which consisted of short-term loan facilities and bill facilities of USD7,300 (equivalent to RMB60,422). The facilities were secured by fixed deposits of not less than USD4,300 (equivalent to RMB35,591), which included a bank deposit of US$1.5 million from one of our shareholders, and certain accounts receivable (see note 4). The credit arrangements are denominated and repayable in US dollars. The total unused portion of the credit facilities available to the Company as of December 31, 2003 was USD1,300 (equivalent to RMB10,760) and the drawn down of USD6,000 (equivalent to RMB49,662) was subject to a weighted average interest rate of 2.7%.

In addition, as of December 31, 2003, the Company had another short-term bank loan of RMB10,000 which was secured by two copyrights of the Company. The carrying value of these two copyrights is nil. This short-term bank loan is subject to a weighted average interest rate of 5.5%, and was expired and repaid in September 2004.

Beijing Watchdata has borrowed an unsecured short-term loan totaling RMB15,000 from Shanghai Pudong Development Bank in May 2004. This loan is subject to a monthly interest rate of 0.4425% and will expire in May 2005.

As of December 31, 2004, the size of the facility has been increased from USD7,300 to USD9,300 (equivalent to RMB76,976), and US$8.3 million has been drawn under the facility. The loan is secured by fixed deposits of not less than USD4,185, which included a bank deposit of US$1.5 million from one of our shareholders, and is subject to an annual interest rate of 1.3% above Libor.

9.    Loan Payable to a Shareholder

Loan payable to a shareholder is an unsecured, interest-free loan and is expected to be repaid within one year. The loan was subsequently repaid to the shareholder in May 2004.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

10.    Provision Under Shareholder Agreement Payable to a Shareholder

On April 30, 2000, Beijing Watchdata and its then current shareholders entered into two agreements in connection with certain investments made by Beaver Developments Limited, or Beaver, in Beijing Watchdata. The second agreement provides for certain payment obligations from Beijing Watchdata to Beaver in the event that Beijing Watchdata failed to meet certain financial benchmarks and Beaver waived any such payment obligations on June 30, 2004.

11.    Basic (Loss) Income Per Share

Basic and dilutive (loss) income per share are the same as there are no dilutive factors.

The following table sets forth the computation of basic and diluted (loss) income per share:

	For the years ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Numerator for (loss) income per share:
(Loss) income attributable to common shareholders	(14,242)	28,371	69,807

	Number	Number	Number
Denominator for basic (loss) income per share:
Weighted average number of shares assuming the capitalization had occurred since the first day of the periods presented	31,166,667	34,000,000	34,000,000

12.    Commitments

The Company leases office premises under non-cancelable leases expiring at various times through 2007. Future minimum lease payments under these leases as of December 31, 2004 are as follows:

Period	RMB
2005	3,067
2006	2,848
2007	1,692

7,607

The total operating lease expenses recorded in 2002, 2003 and 2004 were RMB1,705, RMB2,062 and RMB2,151, respectively.

13.    Related Party Transactions

Sale or Purchase of Products or Services

The Company’s sales of products to Tecsun, a company that is partially owned by one of the Company’s shareholders amounted to RMB2,540 in 2004, RMB8,164 in 2003 and RMB2,504

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

in 2002. Due from related parties at December 31, 2004 and 2003 includes RMB1,601 and RMB2,803, respectively, of accounts receivable from Tecsun (RMB1,002 at December 31, 2002).

The Company purchases financial consulting services from Standard International Holdings Limited (“Standard International”), one of its shareholders. Such consulting fees amounted to RMB nil, RMB200 and RMB nil in 2004, 2003 and 2002, respectively.

In May 2002, the Company entered into two sales contracts, revenue under which amounted to RMB6,311 with Hunan IIN International Co., Ltd., an affiliate of Beaver Developments Limited, a shareholder of the Company.

Loans and Advances

The Company received short-term financing from its shareholders: Standard International and Tongren. The period of short term financing ranges from 16 days to 6 months. Interest is charged at mutually agreed amounts. Due to related parties at December 31, 2004 and 2003 includes RMB nil and RMB1,083, respectively, short term financing from Tongren (RMB nil at December 31, 2002).

Due from related parties as of December 31, 2003 also includes a RMB4,900, advance to Watch Xin’an Network Technologies Co., Ltd. which is majority owned by one of the Company’s shareholders. The amount was fully repaid in January 2004.

In May 2004, pursuant to a loan guarantee entered into in 1998 in connection with a working capital facility of Beijing Tecsun, the Company made a payment to the lender in the amount of RMB956,000.

14.    Segments and Geographic Information

In accordance with SFAS131, “Disclosures about segments of an Enterprise and Related Information,” the Company’s chief operating decision maker reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company has internal reporting that does not distinguish between markets or segments.

No discrete segment financial information for the mobile telecommunications and government and enterprise businesses is available for the Company’s chief operating decision maker in making resource allocation decisions.

Geographic Information

The tables below show revenue attributed to geographic areas, which in the case of revenues, are based on the location of customers.

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Total sales:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
PRC	74,962	305,125	404,935
Asia Pacific (Excluding China)	4,857	15,719	77,099
Others	188	556	7,895

	80,007	321,400	489,929

The Company’s long lived assets are substantially all located in the PRC.

Significant Customers (as a percentage of revenue)

During each of the three years ended December 31, 2002, 2003 and 2004, the significant customers that accounted for 10% or more of combined revenues are as follows:

	For the years ended December 31,
	2002	2003	2004
Revenue:
A	8%	37%	12%
B	25%	39%	51%
Accounts Receivable:
A	25%	19%	16%
B	31%	44%	47%

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

15.    Condensed Financial Information of Watchdata Technologies Ltd.

Condensed Unconsolidated Balance Sheets

	As of December 31,
	2003	2004
	RMB	RMB
ASSETS
Non-current assets:
Deferred offering expenses	—	6,648
Investment in wholly owned subsidiary	29,303	99,746

	29,303	106,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Inter-company payables	—	3,940
Other current liabilities	—	2,708

	—	6,648

Shareholders’ equity:
Common stock, par value US$0.001 per share; authorized 50,000,000 shares, issued and outstanding 34,000,000 and 34,000,000 shares at December 31, 2004	282	282
Additional paid-in capital	37,808	58,500
Accumulated losses	(8,972)	40,835
Accumulated other comprehensive (loss) income	185	129

Total liabilities and shareholders’ equity	29,303	106,394

Condensed Unconsolidated Statement of Income

	For the years ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Operating income/(loss)
Equity income/(loss) from subsidiaries	(14,242)	28,371	69,807

Net income/(loss)	(14,242)	28,371	69,807

WATCHDATA TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2004

(Amounts in thousands of Renminbi, except share data or unless otherwise indicated)

Condensed Unconsolidated Cash Flow Statements

	For the years ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Cash flows from operating activities:
Net (loss) income	(14,242)	28,371	69,807
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity (loss) income from subsidiary	14,242	(28,371)	(69,807)

Net cash generated from operating activities	—	—	—

Cash flows from financing activities:
Prepaid offering expenses	—	—	(3,940)
Offering expenses paid by subsidiary on the Company’s behalf	—	—	3,940

Net cash generated from financing activities	—	—	—

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—

Cash and cash equivalents at the end of the year	—	—	—

Basis of Presentation

The parent-company-only financial statements are presented as if the Company had been the holding company of the group since the first day of the periods presented. The Company’s investments in subsidiaries included in its unconsolidated balance sheet are stated at cost plus equity in undistributed earnings of subsidiaries. The Company’s share of the net income of its unconsolidated subsidiaries included in its unconsolidated income statement is stated using the equity method. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until             , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Watchdata

Technologies Ltd.

3,000,000 American Depositary Shares

Representing 6,000,000 Ordinary Shares

Deutsche Bank Securities

Jefferies Broadview

Prospectus

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

The form of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors who signed this registration statement and each person (if any) who controls us within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

The information below sets forth the date of sale, title, amount and purchasers of our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act to individuals or entities who were not citizens or residents of the United States. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act.

On July 22, 2004, the Registrant issued one ordinary share, par value US$0.001, to Mapcal Limited for cash at par.

On August 10, 2004, the Registrant issued a total of 33,999,999 ordinary shares, par value US$0.001 each, to then-current shareholders of Strategic Triumph Limited, as consideration for the Registrant’s acquisition of the entire issued share capital of Strategic Triumph Limited. The number of ordinary shares issued by the Registrant to each shareholder is set forth below, which corresponded to such shareholder’s equity interest in Strategic Triumph Limited:

(i)	Beaver Developments Limited: 10,302,000 shares;

(ii)	Tong Ren Ltd.: 9,120,840 shares;

(iii)	Tecsun Ltd.: 6,766,658 shares;

(iv)	Masterful Solutions Inc.: 3,090,909 shares;

(v)	Sesame Seed Group Limited: 2,515,486 shares; and

(vi)	Standard International Holdings Ltd.: 2,204,106 shares.

Item 8.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibits		Description of Document

1.1	*	Form of Underwriting Agreement.

3.1	*	Third Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1	*	Form of American Depositary Receipt of the Registrant (included as part of Exhibit 4.5).

4.2	*	Form of Ordinary Share Certificate of the Registrant.

4.3	*	Third Amended and Restated Memorandum and Articles of Association of the Registrant (filed as Exhibit 3.1 hereto).

4.4	*	Form of Registration Rights Agreement.

4.5	*	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders of the American Depositary Receipts issued thereunder.

5.1	*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares.

8.1	*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters (included as part of Exhibit 5.1).

10.1	*†	Basic Supply Agreement dated September 30, 2000 between Infineon Technologies Asia Pacific Pte. Ltd. and Beijing Watch Data System Co., Ltd., and the related Volume Purchase Agreement for year 2004.

10.2	*	Product Supply Contract dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.3	*	Management and Marketing Consultancy and Technical Assistance Services Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.4	*	Technology License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.5	*	Trademark License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.6	*	Copyright License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.7	*	Shareholders Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Tianjin Tongren (TEDA) Software Technology Co., Ltd.

10.8	*

English summary of the Equity Transfer Agreement dated March 10, 2004 between Beijing Watch Data System Co., Ltd. (“Beijing Watchdata”) and Fanchen Information Technology Company Limited, with respect to Beijing Watchdata’s acquisition of 50% of the equity interest in Beijing Watch Smart Technologies Ltd.

10.9	*

Stock Purchase Agreement dated August 10, 2004 among Beaver Developments Limited, Sesame Seed Group Ltd., Tecsun Ltd., Tong Ren Ltd., Standard International Holdings Ltd., Masterful Solutions Inc. and Watchdata Technologies Ltd. with respect to the share swap.

10.10	*	Equity Interest Transfer Agreement dated June 9, 2004 among Beaver Developments Limited, Beijing Tecsun Century Investment Co., Ltd., Tianjin Tongren (TEDA)

Exhibits		Description of Document

Software Technology Co., Ltd., Standard International Holdings Ltd., Sesame Seed Group Ltd. and Strategic Triumph Limited, with respect to transfer of shares of Beijing Watch Data System Co., Ltd.

10.11	*	Share Transfer dated July 20, 2004 between Wang You Jun and Strategic Triumph Limited, with respect to transfer of shares of Watchdata Technologies Pte. Ltd.

10.12	*	Share Transfer dated July 20, 2004 between Beaver Developments Limited and Strategic Triumph Limited, with respect to transfer of shares of Watchdata Technologies Pte. Ltd.

10.13	*

First Agreement dated April 30, 2000 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Manning Investment Ltd., Beijing International Technology Cooperation Center, Guang Dong Tucson Technology Limited, Tianjin Development Area Tung Yan Software Technology Limited and Standard International Holdings Company.

10.14	*

Second Agreement dated April 30, 2000 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Manning Investment Ltd., Beijing International Technology Cooperation Center, Guang Dong Tucson Technology Limited, Tianjin Development Area Tung Yan Software Technology Limited and Standard International Holdings Company.

10.15	*

Termination Agreement dated June 1, 2004 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Sesame Seed Group Ltd., Beijing Tecsun Century Investment Co. Limited, Tianjin Development Area Tong Ren Software Technology Limited and Standard International Holdings Ltd.

10.16	*	Waiver Letter dated June 30, 2004, pursuant to which Beaver Developments Limited waived all repayment obligations of Beijing Watch Data System Co., Ltd.

10.17	*†	English translation of the Supply and Purchase Agreement dated September 2004 between Beijing Watch Data System Co., Ltd. and China Unicom (through an affiliate).

10.18	*	English translation of two Product Supply Contracts dated May 2002 between Beijing Watch Data System Co., Ltd. and Hunan IIN International Co., Ltd., an affiliate of Beaver Developments Limited.

21.1	*	Subsidiaries.

23.1	*	Consent of Maples and Calder (included as part of Exhibit 5.1).

23.2		Consent of Ernst & Young.

23.3	*	Consent of Tian Yuan Law Firm (included as part of Exhibit 99.1).

23.4	*	Consent of American Appraisal China Limited.

23.5	*	Consent of IMS Research.

23.6	*	Consent of Smart Card Forum of China.

24.1	*	Power of Attorney.

99.1	*	Opinion of Tian Yuan Law Firm, Chinese counsel to the Registrant, regarding certain matters relating to Beijing Watch Smart Technologies Ltd.

*	Previously filed.
†	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.

(b) Financial statement schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 9.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its U.S. counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on May 4, 2005.

Watchdata Technologies Ltd.

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement or amendment thereto has been signed by the following persons through their attorneys-in-fact in the capacities indicated on May 4, 2005.

Signature	Name	Title
/s/ *	Wang Youjun	Chief Executive Officer; Director (principal executive officer)
/s/ Sean Shao	Sean Shao	Chief Financial Officer (principal financial and accounting officer)
/s/ *	Wong Kwongchi	Director
/s/ *	Ke Lin	Director
/s/ *	Liu Junfeng	Director
/s/ *	Liao Li	Director
/s/ *	Chen Dacai	Director
/s/ *	Tony Tsang	Director

* By:	/s/ Sean Shao
Sean Shao, Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Watchdata Technologies Ltd. has signed this registration statement or amendment thereto in Newark, Delaware, on May 4, 2005.

Watchdata Technologies Ltd.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director, Puglisi & Associates

EXHIBIT INDEX

Number		Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Third Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1	*	Form of American Depositary Receipt of the Registrant (included as part of Exhibit 4.5).

4.2	*	Form of Ordinary Share Certificate of the Registrant.

4.3	*	Third Amended and Restated Memorandum and Articles of Association of the Registrant (filed as Exhibit 3.1 hereto).

4.4	*	Form of Registration Rights Agreement.

4.5	*	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas and holders of the American Depositary Receipts issued thereunder.

5.1	*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares.

8.1	*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters (included as part of Exhibit 5.1).

10.1	*†	Basic Supply Agreement dated September 30, 2000 between Infineon Technologies Asia Pacific Pte. Ltd. and Beijing Watch Data System Co., Ltd., and the related Volume Purchase Agreement for year 2004.

10.2	*	Product Supply Contract dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.3	*	Management and Marketing Consultancy and Technical Assistance Services Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.4	*	Technology License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.5	*	Trademark License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.6	*	Copyright License Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Beijing Watch Smart Technologies Ltd.

10.7	*	Shareholders Agreement dated September 6, 2004 between Beijing Watch Data System Co., Ltd. and Tianjin Tongren (TEDA) Software Technology Co., Ltd.

10.8	*

English summary of the Equity Transfer Agreement dated March 10, 2004 between Beijing Watch Data System Co., Ltd. (“Beijing Watchdata”) and Fanchen Information Technology Company Limited, with respect to Beijing Watchdata’s acquisition of 50% of the equity interest in Beijing Watch Smart Technologies Ltd.

10.9	*

Stock Purchase Agreement dated August 10, 2004 among Beaver Developments Limited, Sesame Seed Group Ltd., Tecsun Ltd., Tong Ren Ltd., Standard International Holdings Ltd., Masterful Solutions Inc. and Watchdata Technologies Ltd. with respect to the share swap.

10.10	*

Equity Interest Transfer Agreement dated June 9, 2004 among Beaver Developments Limited, Beijing Tecsun Century Investment Co., Ltd., Tianjin Tongren (TEDA) Software Technology Co., Ltd., Standard International Holdings Ltd., Sesame Seed Group Ltd. and Strategic Triumph Limited, with respect to transfer of shares of Beijing Watch Data System Co., Ltd.

Number		Description

10.11	*	Share Transfer dated July 20, 2004 between Wang You Jun and Strategic Triumph Limited, with respect to transfer of shares of Watchdata Technologies Pte. Ltd.

10.12	*	Share Transfer dated July 20, 2004 between Beaver Developments Limited and Strategic Triumph Limited, with respect to transfer of shares of Watchdata Technologies Pte. Ltd.

10.13	*

First Agreement dated April 30, 2000 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Manning Investment Ltd., Beijing International Technology Cooperation Center, Guang Dong Tucson Technology Limited, Tianjin Development Area Tung Yan Software Technology Limited and Standard International Holdings Company.

10.14	*

Second Agreement dated April 30, 2000 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Manning Investment Ltd., Beijing International Technology Cooperation Center, Guang Dong Tucson Technology Limited, Tianjin Development Area Tung Yan Software Technology Limited and Standard International Holdings Company.

10.15	*

Termination Agreement dated June 1, 2004 between Beijing Watch Data System Co., Ltd., Beaver Developments Limited, Sesame Seed Group Ltd., Beijing Tecsun Century Investment Co. Limited, Tianjin Development Area Tong Ren Software Technology Limited and Standard International Holdings Ltd.

10.16	*	Waiver Letter dated June 30, 2004, pursuant to which Beaver Developments Limited waived all repayment obligations of Beijing Watch Data System Co., Ltd.

10.17	*†	English translation of the Supply and Purchase Agreement dated September 2004 between Beijing Watch Data System Co., Ltd. and China Unicom (through an affiliate).

10.18	*	English translation of two Product Supply Contracts dated May 2002 between Beijing Watch Data System Co., Ltd. and Hunan IIN International Co., Ltd., an affiliate of Beaver Developments Limited.

21.1	*	Subsidiaries.

23.1	*	Consent of Maples and Calder (included as part of Exhibit 5.1).

23.2		Consent of Ernst & Young.

23.3	*	Consent of Tian Yuan Law Firm (included as part of Exhibit 99.1).

23.4	*	Consent of American Appraisal China Limited.

23.5	*	Consent of IMS Research.

23.6	*	Consent of Smart Card Forum of China.

24.1	*	Power of Attorney.

99.1	*	Opinion of Tian Yuan Law Firm, Chinese counsel to the Registrant, regarding certain matters relating to Beijing Watch Smart Technologies Ltd.

*	Previously filed.
†	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.